UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Amended and restated management proposal for the annual and extraordinary general shareholders’ meetings to be held on April 16, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 7, 2021

Item 1

Amended and restated management proposal for the annual and extraordinary general shareholders’ meetings to be held on April 16, 2021.

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 16, 2021

São Paulo, March 16, 2021.

Dear Shareholders,

The Management of Natura &Co Holding S.A. (“Company” or “Natura”) submits to the Shareholders, for analysis, this Management Proposal (“Proposal”) in relation to the items of the agenda contained in the call notice for the Annual and Extraordinary General Meetings of the Company to be held at 8:00 a.m., Brasília time, on April 16, 2021, in an exclusively digital manner, with participation by means of an electronic system to be informed in due course.

Natura &Co Holding S.A.

Table of Contents

1.	Information on the matters subject to resolution	p. 4
2.	Management Proposal	p. 6
3.	Exhibit I: Item 10 of the Company’s Reference Form	p. 14
4.	Exhibit II: Items 12.5 to 12.10 of the Company’s Reference Form	p. 69
5.	Exhibit III: Item 13 of the Company’s Reference Form	p. 96
6.	Exhibit IV: Proposal for Amendment to the Bylaws and Comparative Chart	p. 144

1.	Information on the matters subject to resolution

All information and documents set forth in CVM Rule No. 481/09 (“CVM Rule No. 481”) related to the matters subject to resolution in the Annual and Extraordinary General Meetings of the Company, to be held at 8:00 a.m., Brasília time, on April 16, 2021, in an exclusively digital manner, with participation by means of an electronic system to be informed in due course, (“AEGM” or “Meetings”), as well as the further information and documents relevant for the exercise of voting rights by the shareholders are available to the shareholders at the Company’s principal place of business and on the investor relations website (https://ri.naturaeco.com), on the website of the Brazilian Securities and Exchange Commission – CVM (“CVM”) (www gov.br/cvm) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

Under the Call Notice to be disclosed pursuant to Law No. 6,404/76 (“Corporations Act”), the Meetings shall have the following agenda:

At the Annual General Meeting:

(1) review the managers’ accounts, examine, discuss and vote on the management report and the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2020;

(2) examine, discuss and vote on the proposed allocation of the losses assessed in the fiscal year ended on December 31, 2020 to the Company accrued losses account; and

(3) define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021.

At the Extraordinary General Meeting:

(1) resolve on the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2020 to April 2021, fixed at the Company’s Annual General Meeting held on April 30, 2020;

(2) resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2020 by the capital reserve account related to the premium in the issue/sale of the Company’s shares;

(3) resolve on the independence of Ms. Georgia Garinois-Melenikiotou, as candidate to the Company’s Board of Directors;

(4) resolve on the election of Ms. Georgia Garinois-Melenikiotou to hold office as independent member of the Company’s Board of Directors, for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021;

(5) resolve on the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 16, 2021;

(6) resolve on the amendment to paragraph 1, article 16 of the Company’s Bylaws to provide that a majority of the Board of Directors be composed of external members, having at least one third of independent members;

(7) resolve on the amendment to letter “j”, paragraph 4, article 18 of the Company’s Bylaws, to exclude the obligation that at least one Co-Chairman of the Board of Directors be a member of the Organizational Development and Personnel Committee;

(8) resolve on the amendment to item (xxv) of article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on conducting public offerings for the purchase of shares the subject matter of which are other securities convertible into or exchangeable for shares issued by the Company, in addition to its shares;

(9) resolve on the inclusion of the new item (xxviii) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on the terms and conditions of corporate restructurings, capital increases and other transactions giving rise to change of control and decide whether these transactions assure fair and equitable treatment to the company’s shareholders;

(10) resolve on the inclusion of the new item (xxix) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall assess and annually disclose who are the independent directors of the Company, as well as inform and justify any circumstances that may jeopardize their independence;

(11) resolve on the inclusion of the new item (xxx) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall resolve on the transactions with related parties it is empowered to resolve upon, as defined in the corresponding policy of the Company;

(12) resolve on the amendment to item (xxvi), article 20 and to letter “c”, paragraph 2, article 24 of the Company’s Bylaws, to correct the wording and cross-reference; and

(13) resolve on the restatement of the Company’s Bylaws, to reflect the amendments set forth in the items above.

The Management Proposal for the matters in the agenda of the Meetings is described herein.

BOARD OF DIRECTORS

2.	Management Proposal

In compliance with the provisions of Ruling No. 480 of the Brazilian Securities and Exchange Commission (“CVM”) of December 7, 2009, as amended (“CVM Rule No. 480”), and of CVM Rule No. 481, and aiming at the Shareholders’ instruction regarding the matters to be resolved in the Meetings, this document provides the Company’s management proposal about the matters to be submitted to the resolution of the Shareholders in the Meetings, as well as the information relevant for the exercise of the voting right by the Shareholders.

At the Annual General Meeting:

(1) Review the managers’ accounts, examine, discuss and vote on the management report and the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2020.

The annual management report and the financial statements, together with the independent auditors’ report for the fiscal year ended on December 31, 2020, were approved by the Board of Directors at a meeting held on March 3, 2021, and published in newspaper “Valor Econômico” and in the Official Gazette of the State of São Paulo in its editions of March 5, 2021.

In addition to the other applicable documents, pursuant to CVM Rule No. 481, the documents below are available for consultation on the Investor Relations website (https://ri.naturaeco.com), on the CVM website (www.gov.br/cvm) and on the B3 website (www.b3.com.br):

•	Management Report;

•	Financial Statements;

•	Managers’ comments about the Company’s financial status, pursuant to item 10 of the Reference Form and under CVM Rule No. 481, which is also in Exhibit I to this Proposal;

•	Annual Summarized Report of the Audit, Risk Management and Finance Committee;

•	Fiscal Council’s Opinion;

•	Independent Auditors’ Report;

•	Officers’ Declaration on the Financial Statements; and

•	Officers’ Declaration on the Auditors’ Report.

The Management proposes approval of the manager’s accounts, of the management report and of the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2020.

(2) Examine, discuss and vote on the proposed allocation of the losses assessed in the fiscal year ended on December 31, 2020 to the Company accrued losses account.

As indicated in the financial statements of the Company and in the managers’ comments about the financial situation of the Company, pursuant to item 10 of the Reference Form in Exhibit I to this proposal, the result assessed in year 2020 was a loss of six hundred fifty million, one hundred ninety-six thousand reais, three hundred thirty-three reais and sixty-nine centavos (R$650,196,333,69).

Therefore, the Management proposes that the losses assessed in the fiscal year be allocated to the accrued losses account, pursuant to the provisions of article 189 of the Corporations Act, without prejudice to the proposed absorption of these losses by the Company’s capital reserve at an Extraordinary General Meeting, as set forth below. Annex 9-1-II of CVM Rule No. 481 is not being presented due to the assessment of losses in the fiscal year.

(3) Define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021.

The Company’s Management proposes to set the managers’ global compensation, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021, considering the period from May 2021 to April 2022, in the total amount of up to one hundred and four million, five hundred and eighty-five thousand, six hundred and fifteen (R$104,585,615.00), including fixed and equity-based compensation.

In accordance with the understanding stated by the CVM’ Board at a meeting held on December 8, 2020 (CVM Proceeding No. 19957.007457/2018-109), the social charges payable by employers are not comprised by the concept of “benefits of any nature” mentioned in article 152 of the Corporations Act. Thus, such charges have not been considered for the purposes of the managers’ proposed global compensation herein submitted.

For further information on the amount corresponding to the management compensation, see item 13 of the Reference Form included in Exhibit III.

The Company’s Managers’ Compensation Policy was approved by the Board of Directors on July 17, 2019 and is available for consultation on the Company’s investor relations website (https://ri.naturaeco.com) and on the CVM website (https://www.gov.br/cvm).

(4) Instatement of the Fiscal Council.

Although not included in the agenda of the AEGM, the law allows shareholders who hold more than 2% of the Company’s capital to request the instatement of a Fiscal Council. In this regard, by legal requirement, the Remote Voting Ballot contains the following simple question:

“4. Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6,404 of 1976?

[ ] Yes [ ] No [ ] Abstain”

The Company suggests that the shareholders vote “no” or “abstain” upon request for instatement of such body, as it understands that the Audit, Risk Management and Finance Committee - the mission of which is to ensure the operationalization of the internal and external audit procedures, of the mechanisms and controls related to the risk management and coherence of financial policies with the strategic guidelines and the business risk profile - already properly performs the surveillance functions, thus it being not necessary the instatement of the Fiscal Council, which would result in an increase to the costs with no clear benefits.

Up to the moment, the Management informs that there has not been any request for inclusion of candidates to the Fiscal Council in the Remote Voting Ballot, as allowed under the CVM Rule No. 481.

Thus, those shareholders that opt for remote voting shall not be able to know the names, résumés and other relevant information of any candidates that may be appointed afterwards, even at the General Meeting itself, nor shall they take part in the election, if shareholders holding more than 2% of the total Company’s capital vote in favor of the request for instatement of the Fiscal Council (considering the sum of the votes cast in person or remotely).

Thus, to avoid the risk that shareholders who opt for the remote voting inadvertently contribute for the election of candidates (i) indicated and appointed by shareholders holding an irrelevant percentage or a percentage that minimally represents the capital stock, and/or (ii) whose names and résumés and other information relevant for an informed decision have not been disclosed upon completion of the Remote Voting Ballot, without prejudice to the provisions of article 21-L of CVM Rule No. 481, the Management suggests that the shareholders who opt for the remote voting vote “no” or “abstain” in the answer to the simple question No. 4.

At the Extraordinary General Meeting:

(1) Resolve on the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2020 to April 2021, fixed at the Company’s Annual General Meeting held on April 30, 2020.

At the Annual General Meeting held on April 30, 2020 (“2020 AGM”), the shareholders approved, by majority of the votes cast, the global compensation of the managers considering the period from May 2020 to April 2021, in the total amount of up to eighty-one million, sixty-five thousand, seven hundred and forty-nine reais and sixty-two centavos (R$81,065,749.62).

The Company’s management explained, on that occasion, by means of the Company’s Management Proposal relating to the 2020 AGM, that the amount of eighty-one million, sixty-five thousand, seven hundred and forty-nine reais and sixty-two centavos (R$81,065,749.62) considered that no variable compensation payment (bonus, profit sharing and charges) would be made to the members of the Company’s statutory management, considering the failure to reach the targets of this compensation component due to the potential impacts of the Covid-19.

2020 was a time to care. The Company focused on ensuring its associates’ health and safety, as well as of its consultants and representatives network and business partners. It prioritized essential products, including significant donations, and worked to reinforce its capital structure in order to absorb the possible impacts caused by Covid-19 on the results. Even in view of such a challenging scenario, the Company demonstrated resilience and reported an increase in net sales of 12.1% in R$ (-2.3% in constant currency) in 2020, exceeding the CFT1 market. The strength of the social selling model, iconic brands, advancement of digitalization and a worldwide omnichannel strategy resulted in an exceptional performance over the last quarters. The Company ended the year with great confidence in its business model and its brands, result of its efforts, resilience, and dedication of our network of associates and executives.

In view of the above, the Management proposes to approve the rectification and ratification of the global compensation amount paid for the Company’s managers considering the period from May 2020 to April 2021, defined at the Annual General Meeting held on April 30, 2020, from the amount of eighty-one million, sixty-five thousand, seven hundred and forty-nine reais and sixty- two centavos (R$81,065,749.62) to ninety-eight million, nine hundred and thirty-three thousand, nine hundred, seventy-seven reais and forty-eight centavos (R$98,933,977.48), a difference equivalent to seventeen million, eight hundred and sixty-eight thousand, two hundred and seventy-seven reais and eighty centavos (R$17,868,277.80) so that the total payment can be incorporated into the compensation for the year as variable compensation (bonus, profit and charges).

For the purposes of comparison with the global compensation approved at the 2020 AGM, the proposal for a new ratification submitted herein includes the social charges payable by the employer, following the same criteria used in the global compensation approved at the 2020 AGM.

For further information on the proposed rectification and ratification of the management compensation presented, see item 13 of the Reference Form included in Exhibit III.

____________________

1 English acronym for Cosmetics, Fragrances and Toiletries. Company’s estimate based on the income of comparable global companies of 2020 vs. the previous year, of -8.3% (in reported current currency), as reported by the Companies or estimates published on Bloomberg for those that have not yet disclosed their results.

(2) Resolve on the absorption of the losses assessed in the fiscal year ended on December 31, 2020 by the capital reserve account related to the premium in the issue/sale of the Company’s shares;

As indicated in the financial statements of the Company and in the managers’ comments about the financial situation of the Company, pursuant to item 10 of the Reference Form in Exhibit I to this proposal, the result assessed in year 2020 was an accumulated loss in its financial statements for the fiscal year ended on December 31, 2020 in the amount of six hundred fifty million, one hundred ninety-six thousand reais, three hundred thirty-three reais and ninety-six centavos (R$650,196,333.69). In addition, the Company currently has, in its capital reserves, a share issue/sale premium account, in the amount of ten billion, nine hundred seventy-four million, six hundred and sixty-four thousand reais, two hundred sixty-four reais and thirteen centavos (R$10,974,664,264.13), as evidenced in the Statement of Changes in Net Equity.

The Corporations Act allows that capital reserves be used to absorb losses.

The purpose of the proposed absorption of losses by the share issue/sale premium account is to make the balance of accrued losses on December 31, 2020 to be zero, so that the profits generated as of January 1, 2021 be distributable to the shareholders.

In this regard, the Company’s Management proposes the approval of said absorption of accrued losses by the Company’s share issue/sale premium account.

(3) Resolve on the independence of Ms. Georgia Garinois-Melenikiotou, candidate to the Company’s Board of Directors.

Pursuant to the provisions of article 17 of the Novo Mercado Rules, the characterization of Ms. Georgia Garinois-Melenikiotou as candidate to the Board of Directors as independent board members shall be resolved by the Company’s General Meeting.

For purposes of article 17 of the Novo Mercado Rules, the Company’s Board of Directors issued a favorable statement for the qualification of the candidate in accordance with the independence criteria set forth in the Novo Mercado Rules. In support to her candidacy, the Board of Directors obtained from the candidate a statement that she meets the independence requirements established in the Novo Mercado Rules, as well as that she is apt to assume the office, pursuant to article 147 of the Corporations Act.

Considering the above, the Management recommends that the shareholders approve, within the scope of the Annual General Meeting, the qualification of Ms. Georgia Garinois-Melenikiotou as candidate to independent member of the Board of Directors.

(4) Resolve on the election of Ms. Georgia Garinois-Melenikiotou to hold office as independent member of the Company’s Board of Directors, for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021.

The Management appoints Ms. Georgia Garinois-Melenikiotou as member of the Board of Directors, for a term of office unified with the other members of the Board of Directors, which shall end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021.

For further information on the candidate, see the document contained in Exhibit II to this Proposal.

(5) Resolve on the amendment to article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 16, 2021.

The Company’s Management proposes the amendment to article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 16, 2021, which was increased from twelve billion, five hundred and eighty-six million, nine hundred and seventy-eight thousand, four hundred and nine reais and eighty-three centavos (R$12,586,978,409.83), divided into one billion, three hundred and seventy-five million, eighteen thousand, one hundred and forty (1,375,018,140) registered common shares, without par value, to twelve billion, six hundred and eight million, four hundred and fifty-one thousand, four hundred and sixty-one reais and forty-eight centavos (R$12.608.451.461,48), divided into one billion, three hundred and seventy-five million, eight hundred and nineteen thousand, three hundred and four (1.375.819.304) registered common shares, without par value, as a result of the exercise, by the Company’s managers and employees, as well as by the managers and employees of the companies directly or indirectly controlled by it, who participate in the current long-term incentive plans, as authorized by the wording of article 6, paragraph 2, of the Company’s Bylaws, of call options or options to subscribe common shares issued by the Company.

Therefore, it proposes to amend article 5 of the Company’s Bylaws, which shall now become effective with the following new wording:

“Article 5 - The Company’s capital, fully subscribed and paid up, is twelve billion, six hundred and eight million, four hundred and fifty-one thousand, four hundred and sixty- one reais and forty-eight centavos (R$ 12.608.451.461,48), divided into one billion, three hundred and seventy-five million, eight hundred and nineteen thousand, three hundred and four (1.375.819.304) registered common shares with no par value.”

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(6) Resolve on the amendment to paragraph 1, article 16 of the Company’s Bylaws to provide that a majority of the Board of Directors be composed of external members, having at least one third of independent members.

The Brazilian Code of Corporate Governance (“CBGC”), created under the coordination of the Brazilian Institute for Corporate Governance, establishes a set of recommended practices for publicly-held companies, based on an “apply or explain” model.

Under the terms of CVM Rule No. 480/09, publicly-held companies must annually deliver a Report on the adoption of the practices recommended by the CBGC. The recommended practice in its item 2.2.1(i) provides the following: “2.2.1 The bylaws shall set forth that: (i) the board of directors shall be mostly composed of external members, with, at least, one third of independent members; (...)”

In order to comply with the recommended practice and improve its corporate governance practices, the Company’s Management proposes to amend the Company’s Bylaws to adopt the principle indicated above.

Irrespective of the amendment to the Bylaws proposed herein, the Company already meets the proposed rule, considering that, out of the twelve (12) members who currently compose its Board of Directors, eight (8) are independent members, which corresponds to 67% of independent members. Similarly, a majority of the members of the Board of Directors of the Company are already deemed external members.

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(7) Resolve on the amendment to letter “j”, paragraph 4, article 18 of the Company’s Bylaws, to exclude the obligation that at least one Co-Chairman of the Board of Directors be a member of the Organizational Development and Personnel Committee.

Pursuant to the Bylaws, the Co-Chairmen of the Board of Directors will be elected by the majority vote of the other members of the Board of Directors, and they have several specific attributions, which positions are currently occupied by representatives related to the controlling shareholders of the Company.

The Organizational Development and Personnel Committee of the Company is a non-statutory committee of the Company currently presided over by an independent board member, and the majority of its members are independent board members.

The proposal of the Company’s Management to exclude the obligation that one of the Co- Chairmen be part of the Organizational Development and Personnel Committee will reinforce the independent character of the committee and the Company’s governance practices, since such Committee will have an office chosen by a Board of Directors composed mostly of independent members.

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(8) Resolve on the amendment to item (xxv) of article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on conducting public offerings for the purchase of shares the subject matter of which are other securities convertible into or exchangeable for shares issued by the Company, in addition to its shares;

The practice recommended in item 1.6.1 of CBGC sets forth the following: “1.6.1. The bylaws shall set forth that the board of directors must give its opinion regarding any Public Offer of Shares, which object is the shares or securities convertible into or exchangeable for shares issued by the company, which shall include, among other relevant information, the opinion of the management on the potential acceptance of the Public Offer of Shares and on the company’s economic value.”

For the purpose of improving its corporate governance practices and complying with principle 1.6.1 of the CBGC, the Management proposes to amend item (xxv) of article 20, so that the Board of Directors assumes the obligation to issue a statement on conducting public offerings for the acquisition of shares the subject matter of which are other securities convertible into or exchangeable for shares issued by the Company, in addition to its shares, which is already contemplated in the current wording.

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(9) Resolve on the inclusion of the new item (xxviii) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on the terms and conditions of corporate restructurings, capital increases and other transactions giving rise to change of control and decide whether these transactions assure fair and equitable treatment to the company’s shareholders.

The practice recommended in item 1.5.1(ii) of CBGC sets forth the following: “1.5.1 The company’s bylaws shall set forth as follows: (...) (ii) the managers shall issue a statement on the terms and conditions of corporate restructurings, capital increases and other transactions giving rise to change of control, and decide whether these transactions assure fair and equitable treatment to the company’s shareholders.”

Also seeking to improve its corporate governance practices and complying with principle 1.5.1 of the CBGC, the Management proposes the inclusion of the new item (xxviii) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on the terms and conditions of corporate restructurings, capital increases and other transactions giving rise to change of control and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders.

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(10) Resolve on the inclusion of the new item (xxix) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall assess and annually disclose who are the independent directors of the Company, as well as inform and justify any circumstances that may jeopardize their independence.

The practice recommended in item 2.2.1(ii) of CBGC sets forth the following: “2.2.1 The bylaws shall set forth that: (...) (ii) the board of directors shall assess and annually disclose who the independent board members are, as well as indicate and justify any circumstances that may compromise their independence. (...)”

Also seeking to improve its corporate governance practices and complying with principle 2.2.1(ii) of the CBGC, the Management proposes the inclusion of the new item (xxix) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall assess and annually disclose who are the independent directors of the Company, as well as inform and justify any circumstances that may jeopardize their independence.

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(11) Resolve on the inclusion of the new item (xxx) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall resolve on the transactions with related parties it is empowered to resolve upon, as defined in the corresponding policy of the Company.

The practice recommended in item 5.3.1 of CBGC sets forth the following: “5.3.1 The bylaws shall set forth which transactions with related parties shall be approved by the board of directors, with the exclusion of any members with potentially conflicting interests.

Also seeking to improve its corporate governance practices and complying with principle 5.3.1 of the CBGC, the Management proposes the inclusion of the new item (xxx) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall approve the transactions with related parties it is empowered to resolve upon, as defined in the corresponding policy of the Company.

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(12) Resolve on the amendment to item (xxvi), article 20 and to letter “c”, paragraph 2, article 24 of the Company’s Bylaws, to correct the wording and cross-reference.

The Company’s Management proposes the amendment to item (xxvi) of article 20 of the Company’s Bylaws to correct an error in the cross-reference to another article of the Bylaws.

It also proposes the amendment to letter “c”, paragraph 2, article 24 of the Company’s Bylaws to correct the wording of said item, to exclude the redundant text “to represent the Company in”.

The purpose of these amendments is merely to correct errors in the wording of the Company’s Bylaws, and they do not represent a material impact to the Company.

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

(13) Resolve on the restatement of the Company’s Bylaws, to reflect the amendments set forth in the items above.

To the extent that the amendments proposed in the items above are approved by the shareholders, the Board of Directors proposes, as a consequence, the restatement of the Company’s Bylaws, pursuant to the provisions of Exhibit IV to this Proposal.

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit IV to this Proposal contains a comparative chart, including the current wording, the proposed wording and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit IV also contains the track changes and clean versions of the Bylaws restating the proposed amendments.

* * *

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY

GENERAL MEETINGS

TO BE HELD ON APRIL 16, 2021

EXHIBIT I

Managers’ comments about the Company’s financial status, pursuant to item 10 of the Reference Form and under CVM Rule No. 481

10.1 - General financial and equity conditions

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 presented in accordance with accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the pronouncements of the Accounting Pronouncements Committee (“CPC”) and in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

As described in item 7.1 of this Reference Form, the Company was organized with the purpose of enabling the acquisition of Avon Products, Inc. (“Avon”) through the combination of businesses, operations, and share bases of Natura Cosméticos S.A. (“Natura Cosméticos”) and Avon (“Transaction”).

As a result of the Transaction, for the purposes of this Section 10 of the Reference Form, “Natura &Co” only means (i) prior to the conclusion of the Transaction, Natura Cosméticos and its subsidiaries on a consolidated basis, and (ii) after the conclusion of the Transaction, Natura &Co Holding and its subsidiaries on a consolidated basis. The brands under management of the Company include Natura Cosméticos, Avon and Natura &Co International S.a.r.l., recently constituted.

The Transaction was announced on May 22, 2019, when Avon, Natura Cosméticos, the Company (“Natura & Co Holding”) and the subsidiaries Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc. entered into the Merger Agreement, as amended on October 3, 2019 and November 5, 2019, whereby Avon and Natura Cosméticos would become direct wholly-owned subsidiaries of Natura &Co Holding.

On November 13, 2019, the controlling shareholders of Natura Cosméticos contributed to Natura &Co Holding, in a capital increase, shares corresponding to approximately 57.3% of the capital of Natura Cosméticos and, on December 17, 2019, the merger, into Natura &Co Holding, of all shares held by non- controlling shareholders and not previously held by Natura &Co Holding. Thus, Natura Cosméticos became a wholly-owned subsidiary of Natura &Co Holding, completing the corporate restructuring carried out in preparation for the Transaction (“Corporate Restructuring”).

After all the conditions for the conclusion of the Transaction were met, Nectarine Merger Sub II were merged with and into Avon, with Avon surviving the merger. Subsequently, Nectarine Merger Sub I were merged with and into Natura &Co Holding S.A., with Natura &Co Holding S.A. surviving the merger. Following the mergers, Avon became a wholly owned direct subsidiary of Natura &Co Holding S.A., and the former Avon shareholders became shareholders of Natura &Co Holding S.A.

Prior to the Corporate Restructuring, Natura &Co Holding had limited or inexistent assets, operations, and liabilities, and had no material contingent commitment or liability.

The Corporate Restructuring was recorded using the predecessor accounting method through which historical transactions of Natura Cosméticos are considered Natura &Co Holding’s transactions.

Thus, the consolidated financial statements analyzed and discussed in this form reflect:

•	the historical operating results and Natura &Co’s financial standing before the Corporate Restructuring;

•	the consolidated results of Natura &Co Holding and Natura &Co after the Corporate Restructuring;

•	Natura &Co’s assets and liabilities at their historical cost; and

•	Natura &Co Holding’s profit per share for all periods presented.

The Transaction was consummated on January 3, 2020, and, as a result, Avon became a direct wholly- owned subsidiary of Natura &Co Holding.

Immediately after the conclusion of the Transaction, the former shareholders of Natura Cosméticos held approximately 72.9% of Natura &Co Holding and the former common shareholders of Avon held approximately 27.1% of Natura &Co Holding. As a result, Natura &Co Holding is the acquirer for the purposes of financial reporting.

The number of common shares issued by Natura &Co Holding, as a result of the Corporate Restructuring, is retrospectively reflected as of January 1, 2017, for the purpose of calculation of the profit per share in all previous periods presented.

The consolidated financial statements, the statements of income and cash flows and all other movements of assets and liabilities are, except when mentioned, in Brazilian Reais, the functional currency and the presentation currency of the consolidated financial statements of Natura & Co Holding and Natura & Co.

As explained in item 7.2(a), before the announcement in January 2020 about the acquisition of Avon, starting in the first quarter of 2020, and as a result of the acquisition of Avon, we started to manage and report our operations based on the following four operating segments:

•	Natura &Co Latam: all operations of Natura, Avon, The Body Shop and Aesop located in Brazil and Latin America;

•	Avon International: all Avon operations outside of Latin America;

•	The Body Shop International: all operations of The Body Shop outside Latin America; and

•	Aesop International: all Aesop operations outside of Latin America.

The discussion and comparative analysis of the consolidated results for the years ended December 31, 2020 and 2019 are based on the new presentation of segments. We emphasize that the consolidated information per segment for the year ended December 31, 2019 has been restated to reflect the changes in the presentation of the segments, as mentioned above.

The discussion and comparative analysis of the consolidated results for the years ended December 31, 2019 and 2018, are based on information on segments as originally presented, reflecting, then, based on five operating segments: Natura Brasil, Natura Latam, The Body Shop, Aesop and others, as disclosed in the individual and consolidated financial statements for the years ended December 31, 2019 and 2018. Therefore, segment information for years ended December 31, 2018 is not comparable with information from segments for the year ended December 31, 2020.

The comparative consolidated historical information presented herein for the income statements, comprehensive income, changes in shareholders’ equity, cash flows and value added for the comparative year ended December 31, 2019 and 2018, does not include information from subsidiary Avon Products Inc., since the Business Combination was realized on January 3, 2020.

Additionally, on January 1, 2019 the new standard that regulates the accounting treatment of Lease Transactions IFRS 16/CPC 06(R2), issued by IASB and CPC, respectively, came into force. During the transition, Natura Cosméticos chose to implement the new standard using the simplified modified retrospective approach. Consequently, the financial information of December 31, 2018 does not reflect the adoption of IFRS 16/CPC 06(R2) and, for this reason, some financial information is not comparable with the periods before the initial date of application of IFRS 16/CPC 06(R2).

The officers’ comments intend to provide to investors relevant information to facilitate the comparison of performance using our historical financial statements for the fiscal years ended December 31, 2020, 2019, and 2018.

The terms “HA” and “VA” in the columns of certain tables of this section 10 of the Reference Form mean “Horizontal Analysis” and “Vertical Analysis”, respectively. The Horizontal Analysis compares indexes or items of a line in our financial statements over a period of time. The Vertical Analysis represents the percentage or the item of a line in relation to the net operating income for the indicated years, or in relation to the total assets on the applicable dates, except when indicated otherwise.

All the information presented in this Section 10 has been rounded to the nearest thousands, except when indicated otherwise.

a)	General financial and equity conditions

Result

The Management believe that the Company’s financial and equity conditions are sufficient to fulfill its short- and long-term obligations. The Company’s cash generation, jointly with the available credit facilities in financial institutions, is sufficient to fund its activities and cover its need for funds to carry out its business plan.

The Company surpassed the global personal hygiene, perfumery and cosmetics market during the year. This achievement is mainly by the 107.2% expansion of total digital sales in 2020 compared with 2019 which include sales by digital relationship (“social selling”) and e-commerce, which were driven by the closing of the retail market during certain periods of the year.

The impact of COVID-19, we demonstrate the omnichannel Group’s resilience, with growth in the digital channel and e-commerce. We also made progress in Avon´s integrating and successfully raised R$ 2 billion in an increase in private capital, generating high deleveraging, to accelerate the digital / technological transformation, through an estimated investment of R$ 400 million over the next six months. Investments are in line with our capital expenses budget (capex), with a greater focus and priority on digital acceleration to update Avon platforms, accelerate integration in Latin America and further boost our social and go-to- sales e-commerce market.

In October, the Company completed a US$ 1.0 billion (R$ 5.6 billion) public offering. This transaction has enabled investments to accelerate growth in the following strategic priorities: integration and revitalization of Avon, digitization of the Group, geographic expansion and sustainability commitments 2030 as well as prepayment of Avon securities in the original amount of US$ 900 million (R$ 5,194.6 million) due in 2022.

The Company is closely monitoring the evolution of the COVID-19 pandemic worldwide, particularly the recent new lockdown or restriction measures adopted in parts of Europe. The Crisis Committee created continuously analyzes the situation and acts to minimize impacts, ensure continuity of operations, protect cash, improve liquidity, and promote the health and safety of all, as we advance into 2021.

We remain extremely attentive to the health and safety of our employees, consultants and representatives and customers.

Additional details on the results assessed by the Company of the period ended December 31, 2020 and 2019 (and other comparative periods) are presented in item 10.1 (h) and 10.2 of this Reference Form.

Liquidity Ratio

	As of December 31,
Indicator	2020	2019	2018
Net Liquidity (i)	1.2	1.3	1.4
General Liquidity (ii)	0.8	0.7	0.6

(i)	Total current assets divided by total current liabilities.

(ii)	Sum of current assets and non-current assets divided by the sum of current liabilities and non-current liabilities.

For the ended December 31, 2020, current and general liquidity index were 1.2 and 0.8 for December 31, 2020 (1.3 and 0.7 on December 31, 2019), respectively. The Company has R$ 5,821.7 million of cash and cash equivalents on December 31, 2020 and R$ 2,520.6 million in short-term securities. The Company prepaid US$ 900 million (R$ 5,194.6 million) in November in Avon bonds maturing in 2022, and the cash balance is in line with projections and well above our minimum limits. The cash flow generation in the second half helped to reverse the negative cash flow in the first half of the year, despite Avon´s acquisition costs and COVID-19 impacts. Cash generation at, mainly in the fourth quarter, was driven by strong operating results and improvement in working capital, mainly due to lower inventory at Natura &Co Latam and the extension of the terms of the accounts payable at The Body Shop, mainly by the postponement of rental payments.

In 2019, the current liquidity index decreased, but the general liquidity index slightly increased. The current liquidity index went from 1.4 to 1.3, while the general liquidity index went from 0.6 to 0.7. In 2018, the current liquidity index went from 1.0 to 1.4, while the general liquidity index stayed at 0.6. The main impacts were the increase in the indebtedness level by issuance of promissory notes.

Net Debt

	As of December 31,
	2020	2019	2018
	(Millions of R$)
Borrowings, financing and debentures (current liabilities)	3,805.6	3,354.4	1,113.1
Borrowings, financing and debentures (non-current liabilities)	10,017.3	7,432.0	6,881.1
Lease (current liabilities)	1,059.7	542.1	68.8
Lease (non-current liabilities)	2,798.8	1,975.5	377.5
Indebtedness	17,681.4	13,304.0	8,440.4

Derivative financial instruments (current and non-current liabilities)	61.2	11.8	69.2
Lease (current liabilities)	(1,059.7)	(542.1)	(68.8)
Lease (non-current liabilities)	(2,798.8)	(1,975.5)	(377.5)
Gross Debt	13,884.1	10,798.2	8,063.3
Cash and cash equivalents and current and noncurrent short-term securities	(8,358.4)	(5,546.8)	(2,430.4)
Net Debt	5,525.7	5,251.4	5,632.9

b)	capital structure

The Company’s goals, in managing its capital, are to protect its continuity, offer return to the shareholders and benefit the other stakeholders, in addition to maintaining a reasonable capital structure to decrease such cost. The table below shows some finance information on the Company’s activities, considering the stockholders’ equity and the equity of third parties:

	As of December 31
	2020	2019	2018
	(Million of R$)
Shareholders’ equity	27,387.1	3,362.3	2,574.1
Current and noncurrent borrowings, financing and debentures, including lease	17,681.4	13,303.9	8,440.4
Total source of capital.	45,045.7	16,666.2	11,014.5
Shareholders’ equity (i)	60.7%	20.2%	23.4%
Current and noncurrent borrowings, financing and debentures, including lease (ii)	39.3%	79.8%	76.6%

(i)	Shareholders’ equity divided by the total source of capital.

(ii)	Current and noncurrent borrowings, financing and debentures, including lease, divided by total source of capital.

Shareholders’ Equity

As of December 31, 2020, our shareholders’ equity amounted to R$ 27,387.1 million, an increase of R$ 24,024.8 million compared to R$ 3,362.3 million as of December 31, 2019, primarily due to Avon´s acquisition of Avon and net income for the year that led to stock issues and operations of follow-on of shares during the 2020 financial year.

As of December 31, 2019, our shareholders’ equity amounted to R$ 3,362.3 million, an increase of R$ 788.2 million compared to R$ 2,574.1 million as of December 31, 2018, primarily due to (i) the net income for the year, (ii) the gain on the conversion of foreign subsidiaries’ results of operations and cash flow hedges recognized in other comprehensive income, and the effect of stock options and restricted stock unit plans. This increase was offset by the minimum mandatory dividend declared and interest on capital.

Current and Noncurrent Borrowings, Financing and Debentures, Including Lease

As of December 31, 2020, current and noncurrent borrowings, financing and debentures, including lease, amounted to R$ 17,681.4 million, an increase of R$ 4,377.5 million compared to R$ 13,303.9 million as of December 31, 2019, mainly due to the inclusion of Avon’s debts, in addition to new borrowings and also the effects of exchange variation that were relevant in the year, due to the sharp exchange rate devaluation due mainly to the impacts of COVID-19. These increases were partially offset by the amortization of debentures, among other Company’s debts, during the 2020 financial year.

As of December 31, 2019, current and noncurrent borrowings, financing and debentures, including lease, amounted to R$ 13,303.9 million, an increase of R$ 4,863.5 million compared to current and noncurrent borrowings, financing and debentures, including lease, from R$ 8,440.4 million as of December 31, 2018, primarily due to the adoption of IFRS 16/ CPC 06 (R2) and the issuance of promissory notes in the amount of R$ 2,883.3 million related to the acquisition process of Avon.

Cash and Cash Equivalents and Short-Term Securities

As of December 31, 2020, our cash and cash equivalents and short-term securities amounted to R$ 8,342.3 million, an increase of R$ 2,802.9 million compared to R$ 5,539.4 million on December 31, 2019.

As of December 31, 2019, our cash and cash equivalents and short-term securities amounted to R$ 5,539.4 million, an increase of R$ 3,109.0 million compared to R$ 2,430.4 million on December 31, 2018.

c)	capacity to pay assumed financial commitments

In the fiscal years ended December 31, 2020, 2019 and 2018, we fully complied with our financial commitments.

Additionally, the Management understands that the relationship of the Company with first-tier financial institutions allows the access to additional credit facilities when it becomes necessary.

The analysis of the current liquidity and general liquidity ratios evidenced in item 10.1.a of this Reference Form demonstrates the Group’s capacity to settle its short-term commitments.

Additionally, up to the date of this Reference Form, the Group has honored the payments of all its commitments, as expected, and there is no perspective of financial incapacity or non-managed liquidity risk.

d)	sources of financing for working capital and for investments in non-current assets used by the Company

Our cash needs have traditionally consisted in working capital, maintenance of our indebtedness, capital expenses related to investments in operations, maintenance and expansion of facilities, as well as acquisitions. Our sources of liquidity consist in cash flows from our operations (which may vary according to the fluctuations of our operating income, cost of sales, operating expenses and financial results) and short- and long-term borrowings. We have been financing acquisitions through third-party borrowings and structures involving stock exchange.

We believe that our working capital is sufficient to meet our current needs for the next 12 months. If necessary, we may cover any possible shortfall in our working capital needs or any additional needs arising from the impacts of the COVID-19 pandemic on business through short- and long-term borrowings or debt offerings on the national and international capital markets. Our main sources of financing for working capital, investments in non-current assets and any additional needs are: (i) cash generated from our operating activities and (ii) borrowings and financing.

e)	sources of financing for working capital and investment in non-current assets that it intends to use as a means of covering liquidity shortfalls

As presented in note 6.2 to our individual and consolidated financial statements regarding liquidity risk management, The Body Shop had, on December 31, 2020, a credit facility of up to seventy million pounds sterling (GBP 70 million), with guarantee provided by Natura Cosméticos, which could be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This line of credit was fully cleared by the indirect subsidiary in the first quarter of 2020, to strengthen working capital and liquidity, with payment of annual interest of Libor + 2% a year.

The Company also used unsecured credit lines of about US$ 100 million for working capital purposes in the countries where it operates.

These lines provide financial coverage to Natura, Aesop and Avon. Some of these lines were used in the first and second quarters of 2020 (about US$ 60 million) to strengthen liquidity. However, a part has already been settled in the last quarter of 2020 (about US$ 14 million).

f)	indebtedness levels and the characteristics of such debts

(i)	material loan and financing agreements

As of December 31, 2020, current and noncurrent borrowings, financing, debentures and bond issuances, including lease, amounted to R$ 17,681.4 million, of which R$ 4,865.3 million was current and R$ 12,816.1 million was noncurrent. As of December 31, 2019, current and noncurrent borrowings, financing, debentures and bond issuances, including lease, amounted to R$ 13,303.9 million, of which R$ 3,896.4 million was current and R$ 9,407.5 million was noncurrent. As of December 31, 2018, current and noncurrent borrowings, financing, debentures and bond issuances, including lease, amounted to R$ 8,440.4 million, of which R$ 1,181.9 million was current and R$ 7,258.5 million was noncurrent.

The following table shows the maturities of our non-current consolidated debts, including lease, as of, December 31, 2020:

As of December 31, 2020
(R$ million)
Maturity of loans and financing, including lease
2022	1,005.2
2023	6,715.8
2024	3,531.1
2025 onwards	1,564.0
Total	12,816.1

The summary of the main banking borrowings and financing in the period ended in 2020, 2019 and 2018 is demonstrated as follows:

	As of December 31,
	2020	2019	2018	Currency	Maturity	Interest	Security/ Guarantee
FINEP (Financing Agency for Studies and Projects)	73.1	102.0	135.6	Real	Jun-23	Interest of 3.5% per year for the installment maturing in June 2023.	Bank-issued guarantee letter.
Debentures	4,042.5	4,251.2	4,680.7	Real	Aug-24	Interest of 109% to 112% of the CDI and 1.4% + CDI, 1.75% + CDI, 1.00%+ CDI and 1.15% + CDI, maturing in March 2020, September 2020, September 2021, September 2022 and August 2024.	None
Promissory Notes	773.9	2,883.4	—	Real	April-2021	3.25% + CDI (i)	Natura Cosméticos Ltda Secured disposed shares
BNDES (vi)	7.8	35.4	73.4	Real	Up to September 2021	TJLP + interest of 0.5% per year to 3.96% per year and fixed-rate contracts of 3.5% per year to 5% per year (PSI). (ii)	Bank-issued guarantee letter
BNDES – FINAME(vi)	0.0	0.2	0.7	Real	Up to March 2021	Interest of 4.5% per year + TJLP for contracts up to 2012, and for contracts executed as of 2013 fixed rate of 3% per year (PSI) (ii) (d); Contracts from August 2014 to May 2016 at fixed rate of 6% per year to 10.5% per year	Fiduciary sale, accommodation of Natura Cosméticos S.A. and promissory notes
Lease	3,858.5	2,517.6	446.2	Real	Aug-26	Interest of 9% per year + IPCA (iii)	Fiduciary sale of assets object of lease agreements.
Working capital – International operation – Peru	—	—	21.0	Peruvian sol	Jul-19	Interest of 3.99% per year	Accommodation of Natura Cosméticos S.A.

Working capital – International operation – Mexico	14.5	31.8	10.0	Mexican peso	February 2021 and October 2020	Interest of 1.15% per year + TIIE (iv)	Accommodation of Natura Cosméticos S.A.
Working capital – International operation – Aesop Operation	—	100.4	59.9	Australian dollar	Aug-26	US$ Libor + interest 0.92% per year	Bank-issued guarantee letter
Working capital – International operation – The Body Shop	500.8	—	—	GBP	Mar-21	GBP Libor plus 2.0%	Accommodation of Natura Cosméticos S.A.
Working capital – International operation – Avon	145.5	—	—	Various	May-22	Libor plus 7.7%	N/A
Notes – Avon	4,033.7	—	—	U.S. dollar	(a) March 15, 2023; (b) March 15, 2043;	Annual interest of (a) 7.00% and (b) 8.95%	(i) No guarantee; (ii) No guarantee; (iii) Guarantee (iv) Guarantee
Total in local currency	13,450.3	9,922.0	5,427.5

Foreign Currency
BNDES (vi)	1.6	8.0	17.1	U.S. dollar	Oct-20	Interest of 1.8% per year to 2.3% per year + Brazilian Resolution No. 635 (v)	Accommodation of Natura Cosméticos S.A. and bank-issued guarantee letter
Export Credit Note (NCE)	—	81.2	—	U.S. dollar	Oct-20	Libor + interest of 0.87% per year (a)	None

Law No. 4,131/62	260.2	202.2	—	U.S. dollar	May-22	Libor + interest of 1.1% per year (v)	Guarantee of Natura Indústria.
Notes	3,969.2	3,090.5	2,995.8	U.S. dollar	Feb-23	Interest of 5.375% per year (v)	None
Total in foreign currency	4,231.1	3,381.9	3,012.9

Overall total	17,681.4	13,303.9	8,440.4
Current	4,865.3	3,896.4	1,181.9
Noncurrent	12,816.1	9,407.5	7,258.5
Debentures
Current	2,169.8	246.0	934.4
Noncurrent	1,872.7	4,005.2	3,746.3

____________________

(i)	CDI rate – Interbank Loan Rate.

(ii)	PSI – Investment Support Program.

(iii)	IPCA – Broad Consumer Price Index.

(iv)	TIIE – Mexican Interbank Equilibrium Interest Rate.

(v)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing operations are not being shown net of their derivatives.

(vi)	These loans are subject to the general provisions applicable to BNDES agreements, including provisions that restrict us from obtaining certain new indebtedness.

(ii)	other long-term relationships with financial institutions

The Company has long-term relationships with national and international financial institutions that, over the last years, enabled the growth of its activities by means of loans and financing.

(iii)	debt subordination levels

There is no subordination among our debts. The gross debt is composed of the sum of loans and financing and debentures (current and non-current), guaranteed by (i) fiduciary assignment; (ii) fiduciary alienation; and (iii) financial guarantees, such as endorsement and bail. The degree of subordination between the Company’s debts is determined in accordance with the provisions of the legislation in force, namely: (i) social and labor obligations; (ii) tax liabilities; (iii) leases; (iv) borrowings and financing; (v) chiropractic credits; (vi) subordinated credits; and (vii) dividends and interest on equity.

(iv) any restrictions on the Company, especially with regard to indebtedness limits and contracting of new debts, distribution of dividends, disposal of assets, issuance of new securities, and disposal of ownership control, as well as whether the issuer has been complying with these restrictions

Debentures

The covenants are evaluated based on the subsidiary Natura Cosméticos balances in the years/periods as shown in the table below.

These clauses establish financial indicators resulting from division of Net Debt for covenants purpose (which not considerate the effects of leases and effects of derivative financial instruments of mark-to-market), less cash and cash equivalents and short-term securities by EBITDA in the last 12 months, which must be equal to or lower than the number established:

12-month Period Ended	Leverage Ratio*
December 31, 2019 / June 30, 2020	3.25
December 31, 2020 / June 30, 2021	3.00
December 31, 2021 / June 30, 2022	3.00
December 31, 2022 / June 30, 2023	3.50
December 31, 2023 / June 30, 2024	3.50

Natura Debenture Covenants

The indentures of the ninth issue of debentures provides for a leverage limit of 3.00x. The deeds of the tenth issuance of debentures require, with regard to the financial covenant of leverage, limits of 3.00x until June 30, 2022 and 3.50x from the measurement of December 31, 2022 to maturity.

Covenants Bonds Natura Cosmetics

The Company, the function of issuing bonds abroad, also has limitations such as: (i) declaring or paying dividends or making any other distribution on its equity interest; (ii) repurchase Natura shares; (iii) write off subordinated debt; or (iv) make minority investments, unless: (i) no default event has occurred; (ii) Natura incurs at least US$ 1.00 of Debt without prejudice to the measurement of the Net Debt/EBITDA (leverage) index; and (iii) the aggregate value of restricted payments made from the original date of issue of the Notes does not exceed a percentage of Natura Cosméticos’ accumulated net income according to its leverage indicator, among other obligations.

Avon Notes Covenants

The indentures governing Avon’s outstanding notes described above contain certain customary covenants, customary events of default, cross-default provisions and change in control provisions. In July and September 2019, bondholder consents for the 5% Notes and the 6.95% Notes, respectively, were obtained to amend the definition of “change of control” to permit the acquisition of Avon by Natura. No repayment of notes was triggered by the Transaction with Natura &Co.

As of December 31, 2020, we were in compliance with the covenants of our financing agreements, including the financial covenants.

g)	limits of the contracted funding and percentages already used

Refer to item 10.1 (d) and (e).

h)	material changes in each item of the financial statements

Income Statements

The tables in this item show a summary of the main consolidated financial information of the Company for the periods indicated therein, with accompanying comments from the Officers of the Company regarding material changes occurred in such periods.

The following table sets forth our individual and consolidated financial information for the fiscal years ended December 31, 2020, 2019 and 2018:

	As of December 31,
(Million R$)	2020	A.V	A.H	2019	A.V	A.H	2018
NET REVENUE	36,922.0	100.0%	155.6%	14,444.7	100.0%	7.8%	13,397.4
Cost of products sold	(13,229.7)	(35.8%)	228.0%	(4,033.5)	(27.9%)	6.6%	(3,782.8)
GROSS PROFIT	23,692.3	64.2%	127.6%	10,411.2	72.1%	8.3%	9,614.6

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	(15,702.8)	(42.5%)	145.5%	(6,395.6)	(44.3%)	9.7%	(5,828.7)
Administrative, R&D, IT and Project Expenses	(5,956.0)	(16.1%)	147.6%	(2,405.6)	(16.7%)	6.9%	(2,251.3)
Impairment loss on trade receivables	(727.7)	(2.0%)	247.3%	(209.5)	(1.5%)	(11.9%)	(237.9)
Other operating income (expenses), net	(516.2)	(1.4%)	946.8%	(49.3)	(0.3%)	23.6%	(39.9)
OPERATING PROFIT BEFORE THE FINANCIAL RESULTS	789.6	2.1%	(41.6%)	1,351.2	9.4%	7.5%	1,256.7

Financial Income	4,738.4	12.8%	142.3%	1,955.8	13.5%	(4.9%)	2,056.4
Financial Expenses	(5,773.8)	(15.6%)	106.5%	(2,795.9)	(19.4%)	5.9%	(2,639.7)
Tax on Natura &CO Holding formation	-	-	(100.0%)	(206.6)	(1.4%)	-	-
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUITION	(245.8)	(0.7%)	(180.7%)	304.5	2.1%	(54.8%)	673.4

Income tax and social contribution	(274.7)	(0.7%)	84.3%	(149.1)	(1.0%)	19.3%	(125.0)
NET (LOSS) INCOME FOR THE YEAR – CONTINUING OPERATIONS	(520.5)	(1.4%)	(434,9%)	155.4	1.1%	(71.7%)	548.5
NET LOSS OF DISCONTINUED OPERATIONS (i)	(143.1)	(0.4%)	-	-	-	-	-
NET PROFIT FOR THE YEAR	(663.6)	(1.8%)	(527.1%)	155.4	1.1%	(71.7%)	548.5

(i)	On December 17, 2015, Avon signed contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico from New Avon. These transactions were closed on March 1, 2016. As of that date, contingent liabilities prior to this transaction and related to operations in the United States, Canada, and Puerto Rico are treated as discontinued operations.

Comparative Analysis of the Consolidated Results –Periods ended December 31, 2020/2019

Net Revenue

	As of December 31,
	2020	2019	Variation
Operating segments	(R$ million)
Natura &Co LATAM	20,542.3	9,113.9	125.4%
Avon International	9,097.4	-	100.0%
The Body Shop International	5,332.9	4,028.7	32.4%
Aesop International	1,949.3	1,302.2	49.7%
Net revenue	36,922.0	14,444.7	155.6%

Our consolidated net revenue increased by 155.6%, amounting to R$ 36,922.0 million for the period ended December 31, 2020 from R$ 14,444.7 million for the period ended December 31, 2019, mainly due to the acquisition and consolidation of Avon in 2020 and the strong growth in sales on the social selling and e- commerce of Natura & Co LATAM, The Body Shop International and Aesop International.

The following is a discussion of our main segments:

•	Natura &Co LATAM: Natura &Co LATAM’s net revenue increased by 125.4%, to R$ 20,542.3 million for the period ended December 31, 2020 from R$ 9,113.9 million for the period ended December 31, 2019, mainly due to the acquisition of Avon and the strong growth of the Natura brand in Latin America, despite of impacts resulting from the restrictions imposed by COVID-19.

•	Avon International: Since the acquisitions of Avon on January 3, 2020 through December 31, 2020, Avon International contributed R$ 9,097.4 million of net revenue, representing 24.6% of our total consolidated net revenue.

•	The Body Shop International: The Body Shop International’s net revenue increased by 32.4%, to R$ 4,028.7 million for the period ended December 31, 2019 from R$ 5,332.9 million for the period ended December 31, 2020. The net revenue increased mainly as a result of the increase in the average exchange rate from pound sterling to Brazilian Real by 32.2%. In functional currency (pound sterling), The Body Shop International’s revenue remained stable compared to 2019 (with a negative change of 1.3% in the period), supported by the performance of e-commerce and direct selling channels, at Home, offsetting the impacts of the Covid-19 pandemic.

•	Aesop International: Aesop International’s net revenue increased 49.7%, from R$ 1,302.2 million for the year ended December 31, 2019, to R$ 1,949.3 million for the year ended December 31, 2020. The net revenue increased mainly as a result of the increase in the average exchange rate from Australian dollars to Brazilian Real by 31.5%. In functional currency (Australian dollars), net revenue increased 13.9% due to the exponential increase in online sales, offsetting the impact of temporary closure of physical stores during part of 2020 and the lower flow of tourists in the markets where the company operates, due to the restrictions of the pandemic of COVID- 19.

Cost of Sales

The following table shows the cost components of sales for the periods indicated:

	As of December 31,
	2020	2019	Variation
Operating segments			(R$ million)
Raw material for products and packages (i) and resale products (ii)	11,222.8	3,457.5	224.6%
Personnel expenses	638.5	293.4	117.6%
Depreciation and amortization	215.4	57.4	274.9%
Other costs (iii)	1,153.0	225.2	412.1%
Cost of sales	13,229.7	4,033.5	228.0%

(i)	Particularly plastic, glass, graphics and fragrance bottles.

(ii)	Products manufactured by third parties, including soaps, hair products and others.

(iii)	“Other costs” include electricity, water, gas, computer services and others.

For the period ended December 31, 2020, Natura &Co Holding’s cost of sales increased by 228.0% to R$ 13,229.7 million for ended December 31, 2020, from R$ 4,033.5 million for the year ended December 31, 2019. Cost of sales represented 35.8% of net revenue as compared to 27.9% for December 2019. This increase is mainly due to the consolidation of Avon’s costs in the amount of R$ 8,298.9 million and Avon’s gross margin, which is lower when compared to the other companies consolidated by the Company.

With respect to our main operating segments:

•	For the year ended December 31, 2020, Natura &Co LATAM accounted for 60.9% of our total cost of sales. Natura &Co LATAM’s cost of sales increased by 170.8% to R$ 8,062.8 million for the year ended December 31, 2020, representing 39.2% of the segment’s net revenue, compared to R$ 2,977.3 million for the year ended December 31, 2019, which represented 32.7% of net revenue. The increase in costs is mainly due to the acquisition of Avon.

•	For the period ended December 31, 2020, Avon International accounted for 28.9% of our total cost of sales, amounting to R$ 3,822.0 million. In 2020, Avon International’s cost of sales represented 42.0% of its own net revenue.

•	For the period ended December 31, 2020, The Body Shop International accounted for 8.7% of our total cost of sales. At The Body Shop International, cost of sales increased by 25.7%, amounting to R$ 1,157.0 million for the period ended December 31, 2020 from R$ 933.6 million for the period ended December 31, 2019. In 2020, the cost of sales represented 21.7% of The Body Shop International’s net revenue, compared to 23.2% for the year ended December 31, 2019. The improvement was mainly due to the reduction in discounts on products sold.

•	For the period ended December 31, 2020, Aesop International represented 1.4% of our total cost of sales. At Aesop International, cost of sales increased by 54.2%, amounting to R$ 188.0 million for the period ended December 31, 2020 from R$ 122.6 million for the period ended

December 31, 2019. This was mainly impacted by the increase in our sales and represented 9.7% and 9.4% of net revenue for the year ended December 31, 2020 and December 31, 2019, respectively, remaining stable.

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 127.6% to R$ 23,692.3 million for the period ended December 31, 2020 from R$ 10,411.2 million for the period ended December 31, 2019. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, reached 64.2% for the period ended December 31, 2020, compared to 72.1% for the period ended December 31, 2019. Our margin decreased primarily due to the integration of Avon into the results, which has historically run lower gross margins than the predecessor company.

Operating Expenses

Consolidated operating expenses increased 152.8%, to R $ 22,902.7 million for the year ended December 31, 2020, representing 62.0% of consolidated net revenue compared to R $ 9,060.0 million for the year ended December 31, 2019, representing 62.7% of net revenue primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 145.5% to R$ 15,702.8 million for the year ended December 31, 2020, compared to R$ 6,395.6 million for the year ended December 31, 2019. This increase is aligned with the growth pattern of revenue and it is primarily due to (i) Avon consolidation since January 3, 2020, (ii) the effects of Purchase Price Allocation (“PPA”) primarily in relation to amortization of intangible assets during 2020, (iii) measures to mitigate the impacts of COVID-19 - such as: extension of payment terms for consultants, flexibility of credit conditions and increase in online sales commissions, marketing expenses, sales force and other sales expenses, (iv) the increase in the effects of the exchange rate of the conversion of our foreign operations due to the devaluation of the Real and expenses based on foreign currency and (v) logistics expenses driven by online sales. As a percentage of net revenue, sales, marketing and logistics expenses represented 42.5% for the year ended December 31, 2020, compared to 44.3% for the year ended December 31, 2019. This decrease is a result of continued investments in improving operational efficiency, the reduction of discretionary expenses during the second and third quarters to mitigate the impact of COVID-19 on the profitability and liquidity of the business, and the government benefits obtained by The Body and Aesop specially in certain markets in the second and third quarters of 2020.

Administrative, Research and Development, Technology and Other Project Expenses

Administrative, research and development, technology and other project expenses increased by 147.6% to R$ 5,956.0 million for the period ended December 31, 2020 from R$ 2,405.6 million for the period ended December 31, 2019. This increase of R$ 3,550.4 million was primarily due to the acquisition of Avon in January 2020, including the effects of amortization of PPA, which were partially offset by measures implemented to minimize the COVID-19 impacts. As a percentage of net revenue, administrative, research and development, technology and other project expenses at 16.1% for the year ended December 31, 2020 compared to 16.7% for the year ended December 31, 2019.

Other Operating Income (Expenses), Net

Other operating expenses, net increased to R$ 516.2 million for the year ended December 31, 2020, from R$ 49.3 million for the year ended December 31, 2019. This change was primarily due to (i) acquisition costs related to the Avon´s acquisition, to R$ 303.9 million for the year ended December 31, 2020 (R$ 141.3 million in December 31, 2019) and; (ii) expenses amounting to R$ 256.7 million related to the implementation of a transformation plan for the ended December 31, 2020 (R$ 51.5 million for the year ended December 31, 2019). The increase on expenses were partially offset by tax credits in the amount of R$ 105,2 million for 2020 (R$ 116,7 million for 2019)

Net Financial Result

Net financial expenses amounted to R$ 1,035.4 million for the year ended December 31, 2020, compared to R$ 840.1 million for the year ended December 31, 2019, mainly due to the consolidation, from 2020, of interest expenses on Avon’s debts, partially offset by lower interest rates in Brazil, and by gains related to the amortization of step up related to debts recorded as a result of the PPA.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$ 274.7 million for 2020, from R$ 149.1 million for 2019. The increase is mainly related to the entity Natura Cosméticos S.A. and its sales performance in 2020, when compared to 2019, and the consolidation of Avon’s results since January 3, 2020. The increase was partially offset by the recognition of deferred tax assets on losses carried forward by Avon and the amortization of tax liabilities on set ups on assets and liabilities recognized as a result of the PPA recorded by the Company.

Net Loss

For the reasons described above, we had a net loss of R$ 663.7 million (1.8% of net revenue) for the year ended December 31, 2020, compared to a net income of R$ 155.4 million (1.1% of net revenue) for the year ended December 31, 2019.

Comparative Analysis of the Consolidated Results – Years 2019/2018

For the years ended December 2019, 2018 and 2017, segment information is being presented based on five operating segments: Natura Brasil, Natura Latam, The Body Shop, Aesop and others as disclosed in the individual and consolidated financial statement as of the years ended December 31, 2019, and 2018:

Net Revenue

	For the Fiscal Year Ended
	December 31,
	2019	2018	Variation
Operating segments	(R$ million)
Natura Brasil	6,260.8	6,022.2	4.0%
Natura LATAM	2,742.5	2,415.7	13.5%
The Body Shop	4,129.3	3,886.0	6.3%
Aesop	1,303.0	1,064.0	22.5%
Natura Others	9.1	9.5	(4.2%)
Net revenue	14,444.7	13,397.4	7.80%

Our consolidated net revenue increased by 7.8%, to R$ 14,444.7 million in 2019 from R$ 13,397.4 million in 2018, as a result of the accelerated growth in Aesop, as well as the steady growth across the other brands.

The following is a discussion on our main segments:

Sales in the domestic market

Natura Brasil’s net revenue increased by 4.0%, amounting to R$ 6,260.8 million in 2019 from R$ 6,022.2 million in 2018, primarily due to (i) sales increases across all channels and categories; (ii) one of the strongest fourth quarter sales in recent years due to a successful Christmas campaign; (iii) an increase of 3.2% in the number of independent beauty consultants, reaching 1.1 million in 2019, as well as an increase in consultant productivity (which is measured as gross sales divided by the average number of consultants for a given period, divided by the same metric for the comparable period); (iv) an increase in the average price per unit sold to R$ 18.0 in 2019 compared to R$ 16.4 for 2018, which was partially offset by a decrease in units sold of 5.4% to 347.4 million in 2019, compared to 367.4 million units sold in 2018.

In 2019, Natura Brazil further consolidated its relationship selling model, enhancing the digital capabilities of its independent beauty consultants. In 2019, over 900,000 independent beauty consultants in Brazil used the digital mobile platform, while 700,000 of these consultants had virtual consultant stores in Rede Natura, further increasing sales and their ability to reach customers. Natura Brazil also continued its omnichannel growth, with the launch of 22 owned retail stores in shopping malls, reaching 58 stores at the end of the 2019. In addition, 200 new “Aqui tem Natura” franchise stores opened in Brazil in 2019, bringing the total number of stores to approximately 400 at the end of 2019, twice as many as there were as of December 31, 2018.

Sales in foreign markets

•	Natura LATAM: Natura LATAM’s net revenue increased by 13.5%, to R$ 2,742.5 million in 2019 from R$ 2,415.7 million in 2018, primarily as a result of (i) a 19.0% increase in units sold, to 167.9 million units in 2019 from 141.1 million units in 2018, led by increases in Argentina, despite its challenging hyperinflationary environment, as well as revenue growth in Colombia and Mexico; (ii) a 6.9% increase in the average number of beauty consultants, from 623.8 thousand in 2018 to 666.6 thousand in 2019; and (iii) significant growth in consultant productivity as a result of a large scale implementation of our mobile platforms. The average price per unit sold decreased to R$ 16.3 in 2019 compared to R$ 17.1 in 2018.

Additionally, in 2018, inflation in Argentina reached 100% accumulated over three years, which triggered our adoption of the following standards starting from the third quarter of 2018: (i) IAS 29 – Financial Reporting in Hyperinflationary Economies, which requires consolidation of the financial statements of a legal entity, the functional currency of which is that of a hyperinflationary economy, in order to reflect the changes in the general pricing power of its currency and (ii) IAS 21 – The Effects of Changes in Foreign Currency, whereby Argentina’s financial statements had to be converted from the Argentinean peso to the Brazilian real at the exchange rate at the end of the reporting period.

The impact of the adoption of both standards on net revenue was a decrease of R$ 4.5 million in 2019.

•	The Body Shop: The Body Shop’s net revenue increased by 6.3%, to R$ 4,129.3 million in 2019 from R$ 3,886.0 million in 2018. The net revenue increased primarily due to (i) steady revenue growth in the UK and Australia, which reported strong sales from the retail and at- home channels, and the impact of a 24.2% increase in the average exchange rate from pounds sterling to reais. The increase in net revenue was offset by the impact of the closure of 67 underperforming stores (owned or franchised), which resulted in a total of 1,006 owned stores as of December 31, 2019 (compared to 1,037 as of December 31, 2018), and 1,862 franchised stores as of December 31, 2019 (compared to 1,898 as of December 31, 2018), and the decline in sales in Hong Kong due to recent political events.

•	Aesop: Aesop’s net revenue increased by 22.5%, to R$ 1,303.0 million in 2019 from R$ 1,064.0 million for 2018, driven primarily by strong growth in sales in the Americas and Asia (particularly South Korea, Taiwan and Japan), and in digital sales. The net revenue was also impacted by a 0.6% increase in the average exchange rates from Australian dollars to reais. There were 247 signature stores as of December 31, 2019, a net increase of 20 stores from 227 stores as of December 31, 2018. The number of department stores increased to 99 as of December 31, 2019 from 92 stores as of December 31, 2018.

Cost of Sales

Cost of sales increased by 6.6%, amounting to R$ 4,033.5 million in 2019 from R$ 3,782.8 million in 2018, and represented 27.9% and 28.2% of net revenue for 2019 and 2018, respectively.

The following table shows the cost components of sales for the periods indicated:

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
	(R$ million)
Raw material for products and packages(i) and resale products(ii)	3,457.5	3,223.4	7.3%
Personnel expenses	293.4	276.8	6.0%
Depreciation and amortization	57.4	65.2	(12.0%)
Other costs(iii)	225.2	217.4	3.6%
Cost of sales	4,033.5	3,782.8	6.6%

(i)	Particularly plastic, glass, graphics and fragrance bottles.

(ii)	Products manufactured by third parties, including soaps, hair products and others.

(iii)	“Other costs” include electricity, water, gas, computer services and others.

With respect to our main operating segments:

•	In 2019, Natura Brasil accounted for 48.4% of our total cost of sales. Natura Brasil’s cost of sales increased by 3.1%, amounting to R$ 1,953.9 million in 2019 from R$ 1,895.9 million in 2018. This increase is in line with our revenue growth in 2019. As a percentage of net revenue, cost of sales remained stable at 31.2% in 2019, compared to 31.5% in 2018.

•	In 2019, Natura LATAM accounted for 24.3% of our total cost of sales. Natura LATAM’s cost of sales increased by 19.0%, amounting to R$ 981.5 million in 2019 from R$ 824.8 million in 2018, representing 35.8% and 34.1% of net revenue for 2019 and 2018, respectively. This increase was mainly due to an increase in units sold of 19.0% and the impact of hyperinflation in Argentina in the amount of R$ 43.2 million in 2019.

•	In 2019, The Body Shop accounted for 24.0% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At The Body Shop, cost of sales increased by 2.8%, amounting to R$ 969.7 million in 2019 from R$ 943.5 million for 2018, primarily due to an increase in the foreign exchange effect on the exchange rate of the pound sterling to reais.

•	In 2019, Aesop represented 3.0% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At Aesop, cost of sales increased by 6.0%, amounting to R$ 123.0 million in 2019 from R$ 116.1 million in 2018 and represented 9.4%

and 10.9% of the net revenue for 2019 and 2018, respectively. The increase in cost of sales is primarily due to an increase in unit sales, from 10.3 million in 2018 to 10.8 million in 2019.

Gross Profit

As a result of the foregoing, the consolidated gross profit increased by 8.3%, amounting to R$ 10,411.2 million in 2019 from R$ 9,614.6 million in 2018. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, remained stable at 72.1% in 2019, and 71.8% in 2018. For Natura Brasil, Natura LATAM, The Body Shop and Aesop, the gross margin for 2019 was 68.8% (68.5% for 2018), 64.2% (65.9% for 2018), 76.5% (75.7% for 2018) and 90.6% (89.1% for 2018), respectively.

Operating Expenses

The consolidated operating expenses increased by 8.4%, amounting to R$ 9,060.0 million for 2019, compared to R$ 8,357.8 million for 2018, primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 9.7%, amounting to R$ 6,395.6 million for 2019, compared to R$ 5,828.7 million for 2018. As a percentage of net revenue, selling, marketing and logistics expenses amounted to 44.3% for 2019, compared to 43.5% for 2018. This increase of R$ 566.9 million was primarily due to an increase in selling, marketing and logistics expenses at Aesop as a result of the launch of 20 signature stores in 2019 and an increase in depreciation and amortization, amounting to R$ 766.5 million in 2019 compared to R$ 230.0 million in 2018, as a result of the adoption of a new lease accounting standard (IFRS 16) and the opening of new stores during the year.

Administrative, Research and Development, Technology and Other Project Expenses

Administrative, research and development, technology and other project expenses increased by 6.9%, amounting to R$ 2,405.6 million in 2019 from R$ 2,251.3 million for 2018. As a percentage of net revenue, administrative, research and development, technology and other project expenses remained stable at 16.7% in 2019 compared to 16.8% in 2018. This increase of R$ 154.3 million was primarily due to an increase of R$ 186.7 million in personnel expenses related to grant of new stock plans and pension plan cost reversals during 2018.

Other Operating Income (Expenses), Net

Other net operating expenses increased to R$ 49.3 million in 2019, compared to R$ 39.9 million in 2018. This change was primarily due to expenses arising from the acquisition of Avon, which amounted to R$ 141.3 million in 2019. These effects were partially offset by (i) recognition of a credit referring to the reversal of provision constituted by the Company as a result of discussions on the illegality of changes in state laws for the charges of ICMS-ST; (ii) the recognition of R$ 43.0 million from recovered tax credits related to changes in the tax position taken on PIS/COFINS in 2019; and (iii) the reversal of provisions regarding the substitution of the ICMS tax, amounting to an income of R$ 21.4 million in 2019.

Net Financial Result

Net financial expenses amounted to R$ 840.1 million in 2019, compared to R$ 583.3 million in 2018, primarily due to (i) debt structuring expenses for the acquisition of Avon, which amounted to R$ 115.8 million in 2019; and (ii) additional expenses related to interest on lease transactions of R$ 134.6 million arising mainly as a result of the adoption of IFRS 16.

Taxes on Natura &Co Holding Formation

Taxes on Natura &Co Holding formation refer to the income tax of R$ 206.6 million paid in relation to the contribution of Natura Cosméticos shares by controlling shareholders to Natura &Co Holding as part of the corporate restructuring that took place in order to effect the acquisition of Avon.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$ 149.1 million in 2019 from R$ 125.0 million in 2018, primarily due to a higher effective tax rate of 29.2% in 2019 compared to 18.6% in 2018.

Net Income

For the reasons described above, the net income decreased to R$ 155.5 million (1.1% of net revenue) in 2019, compared to R$ 548.4 million (4.1% of net revenue) in 2018.

Balance Sheet

	As of December 31,
		(Millions R$)
Current Assets	2020	A.V	A.H	2019
Cash and cash equivalents	5,821.7	9.6%	29.0%	4,513.6
Short-term securities	2,520.6	4.1%	145.7%	1,025.8
Trade receivables	3,597.5	5.9%	113.4%	1,685.8
Inventories	4,544.3	7.5%	217.6%	1,430.6
Recoverable taxes	1,071.3	1.8%	170.8%	395.6
Income tax and social contribution	242.1	0.4%	113.3%	113.5
Derivative financial instruments	139.9	0.2%	100.0%	-
Other current assets	616.1	1.0%	132.3%	265.2
Non-current assets held for sale	181.3	0.3%	100.0%	-
Total Current Assets	18,734.8	30.8%	98.7%	9,430.1

Non-current Assets
Recoverable taxes	932.2	1.5%	127.8%	409.2
Income tax and social contribution	478.5	0.8%	43.0%	334.7
Deferred income tax and social contribution	1,339.7	2.2%	257.8%	374.4
Judicial deposits	566.2	0.9%	67.9%	337.3
Derivative financial instruments	1,768.1	2.9%	139.8%	737.4
Short-term securities	16.1	0.0%	117.6%	7.4
Other non-current assets	1,527.7	2.5%	1722.2%	83.8
Total long-term assets	6,628.5	10.9%	190.2%	2,284.2
Property, plant and equipment	5,235.1	8.6%	195.1%	1,773.9
Intangible assets	26,917.1	44.2%	427.2%	5,076.5
Right of use	3,402.0	5.6%	29.9%	2,619.9

Total Non-Current Assets	42,182.8	69.2%	258.9%	11,754.5

Total Assets	60,917.6	100.0%	187.6%	21,184.6

	Período encerrado em 31 de dezembro de
	(Milhões R$)
Current Liabilities	2020	A.H	A.V	2019
Borrowings, financing and debentures	3,805.6	6.2%	13.5%	3,354.4
Lease	1,059.7	1.7%	95.5%	542.1
Trade payables and reverse factoring	6,774.2	11.1%	270.2%	1,829.8
Payroll, profit sharing and social charges	1,340.7	2.2%	139.2%	560.4
Tax liabilities	785.4	1.3%	144.7%	320.9
Income tax and social contribution	441.3	0.7%	13.7%	388.2
Dividends and interest on shareholders’ equity payable	-	0.0%	(100.0%)	95.9
Derivative financial instruments	61.2	0.1%	418.7%	11.8
Provision for tax, civil and labor risks	58.8	0.1%	215.0%	18.7
Other current liabilities	1,832.8	3.0%	362.4%	396.4
Total current liabilities	16,159.6	26.5%	114.9%	7,518.4

Non-current
Borrowings, financing and debentures	10,017.3	16.4%	34.8%	7,432.0
Lease	2,798.8	4.6%	41.7%	1,975.5
Payroll, profit sharing and social charges	43.8	0.1%	-	-
Tax liabilities	109.5	0.2%	(10.7%)	122.6
Deferred income tax and social contribution	1,288.0	2.1%	185.9%	450.6
Provision for tax, civil and labor risks	2,000.4	3.3%	893.2%	201.4
Other non-current liabilities	1,113.1	1.8%	814.7%	121.7
Total non-current liabilities	17,370.9	28.5%	68.6%	10,303.7

Total Liabilities	33,530.5	55.0%	88.1%	17,822.2

Shareholders’ Equity	12,378.0	20.3%	733.3%	1,485.4
Capital stock	(11.7)	0.0%	100.0%	-
Treasury shares	11,052.1	18.1%	812.7%	1,210.9
Capital reserves	120.2	0.2%	(180.6%)	(149.0)
Legal profit reserve	(759.9)	(1.2%)	100.0%	-
Retained losses	4,585.6	7.5%	462.7%	815.0
Equity appraisal Adjustment	27,364.3	44.9%	713.9%	3,362.3

Non-controlling interest in shareholders’ equity of subsidiaries
Equity of subsidiaries	22.8	100.0	-	-
Total shareholders’ equity	27,387.1	714.5%	45.0%	3,362.3
Total liabilities and shareholders’ equity	60,917.6	100.0%	187.6%	21,184.6

Comparison between December 31, 2020 and December 2019

Current Assets

As of December 31, 2020, our current assets represented 30.8% compared to 44.5% on December 31, 2019. Our current assets increased by 98.7%, amounting to R$ 18,734.8 million as of December 31, 2020 from R$ 9,430.1 million as of December 31, 2019, mainly as a result of the acquisition of Avon, completed in January 2020. Further information is provided below.

Cash and Cash Equivalents and Short-Term Securities

Cash and cash equivalents and short-term securities increased by 50.6%, amounting to R$ 8,342.2 million as of December 31, 2020 from R$ 5,539.4 million as of December 31, 2019. This increase is primarily due to the acquisition of Avon and transactions carried out in the capital market that raised funds in the amount of R$ 7.6 billion. Cash and cash equivalents and short-term securities represented 13.8% of total assets as of December 31, 2020, in comparison with 26.1% as of December 31, 2019.

Trade receivables

Trade receivables increased by 113.4%, amounting to R$ 3,597.5 million as of December 31, 2020 from R$ 1,685.8 million as of December 31, 2019 primarily due to the acquisition of Avon. The trade receivables represented 5.9% of assets as of December 31, 2020, in comparison with 8.0% as of December 31, 2019.

Inventories

Inventories increased by 217.6%, to R$ 4,544.3 million as of December 31, 2020 from R$ 1,430.6 million as of December 31, 2019 primarily due to the acquisition of Avon and represented 7.5% and 6.8% of total assets as of December 31, 2020 and December 31, 2019, respectively.

Non-current assets

As of December 31, 2020, our non-current assets represented 69.4% compared to 55.5% as of December 31, 2019. Our non-current assets increased by 257.6% to R$ 42,033.6 million as of December 31, 2020 from R$ 11,754.5 million as of December 31, 2019, mainly as a result of the assets recognized in the PPA due to Avon´s acquisition, which was completed in January 2020. Further information is provided below.

Property, plant and equipment and Intangible Assets

Our property, plant and equipment and intangible assets amounted to R$ 32,152.2 million as of December 31, 2020, an increase of 369.3% compared to the balance amount as of December 31, 2019, which was R$ 6,850.4 million. This increase is mainly due to:

(i)	R$ 2,912.4 million recorded on property, plant and equipment related to the acquisition of Avon’s control;

(ii)	Recognition of goodwill in the amount of R$ 11,511.0 million in relation to the acquisition of Avon. Goodwill is attributable to strong market position and geographic regions and will result in a more diversified and balanced global portfolio, as well as expected future profitability and operational synergies such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth; and

(iii)	R$ 5,227.5 million regarding exchange variation on property, plant and equipment and intangible assets related to our international operations.

As of December 31, 2020 the fixed and intangible asset accounts represented 52.8% of our assets in comparison with 32.3% as of December 31, 2019.

Right of use

As of December 31, 2020, the Company had a net balance of R$ 3,402.0 million in the item of right of use, which represented 5.6% of our assets, in comparison with 12.4% as of December 31, 2019.

Deferred income tax and social contribution

Deferred income tax and social contribution increased by 257.8%, to R$1,339.7 million for 2020, from R$374,4 for 2019 driven primarily by the recognition of Avon’s deferred tax assets, as consequence of its acquisition.

Current Liabilities

In the period ended December 31, 2020, the current liabilities increased to R$ 16,159.7 million, 114.9% higher than the period ended December 31, 2019, when they amounted to R$ 7,518.5 million. In the first half of 2020 it represented 26.6% of total liabilities and shareholders’ equity, compared to 35.5% in the same period in the previous year.

Borrowings, financing and debentures

As of December 31, 2020, the balance of borrowings, financing and debentures account was R$ 3,805.6 million, 13.5% lower than December 31, 2019, mainly due to the consolidation of Avon’s debts in 2020, the effect of converting debts into foreign currency, offset by the amortization of debentures and other debts during 2020. The borrowings, financing and debentures account represented 6.2% of our total liabilities and equity as of December 31, 2020, compared to 15.8% as of December 31, 2019.

Lease

As of December 31, 2020, the Company accumulated obligations related to lease agreements over the short term in the total amount of R$ 1,059.7 million (R$ 542.1 on December 31, 2019). As of December 31, 2020, it represented 1.7% of total liabilities and shareholders’ equity of the Company (2.6% on December 31, 2019).

Trade payables and reverse factoring

As of December 31, 2020, the balance of trade payables and reverse factoring was R$ 6,774.2 million, representing an increase of 270.2% in relation to December 31, 2019. The trade payables and reverse factoring account represented 11.1% of our total liabilities and shareholders’ equity as of December 31, 2020, in comparison with 8.6% as of December 31, 2019.

Non-Current Liabilities

As of December 31, 2020, non-current liabilities amounted to R$ 17,370.9 million, 68.6% higher than December 31, 2019. This change is mainly explained by the following:

Non-Current Borrowings, financing and debentures

As of December 31, 2020, non-current borrowings, financing and debentures was R$ 10,017.3 million, representing an increase of 34.8% in relation to December 31, 2019. The variation of R$ 2,585.3 is mainly due to the consolidation of Avon’s debts in 2020. The non-current borrowings, financing and debentures account represented 16.4% of our total liabilities and equity for December 31, 2020, compared to 35.1% for December 31, 2019.

Non-Current Lease

On December 31, 2020, the Company accumulated obligations related to non-current lease agreements over the long term in the total amount of R$ 2,798.8 million compared to R$ 1,975.5 million on December 31, 2019. The increase was mainly due to the new agreements and the acquisition of Avon’s control.

Total shareholders’ equity

The equity changed from R$ 3,362.3 million on December 31, 2019 to R$ 27,387.1 million on December 31, 2020. The increase was mainly due: (i) to the completion of the acquisition of Avon, which resulted in the issuance of Natura &Co shares for the total subscription price of R$ 13,274.9 million. Of this total, the amount of R$ 3,397.8 million was allocated to the capital stock account and the remaining, R$ 9,877.1 was recognized as capital reserve; and (ii) the follow-on of Natura & Co’s actions in 2020.

Comparison between December 31, 2019 and 2018

Below, we comment on the main variations in the items of the balance sheet. The comments, in accordance with CVM direction, must be restricted to the items that have presented significant changes in the examined periods.

	Período encerrado em 31 de dezembro de
	(Milhões R$)
(em milhões de R$)	2019	A.H	A.V	2018
Current Assets
Cash and cash equivalents	4,513.6	21.3%	271.5%	1,215.0
Short-term securities	1,025.8	4.8%	(15.6%)	1,215.4
Trade receivables	1,685.8	8.0%	(0.3%)	1,691.6
Inventories	1,430.5	6.8%	4.8%	1,364.7
Recoverable taxes	395.6	1.9%	4.3%	379.3
Income tax and social contribution	113.5	0.5%	(65.3%)	326.8
Derivative financial instruments	-	0.0%	0.0%	-
Other current assets	265.2	1.3%	0.8%	263.0
Total dos Ativos Circulantes	9,430.0	44.5%	46.1%	6,455.8
Non-current Assets
Recoverable taxes	409.2	1.9%	11.0%	368.6
Income tax and social contribution	334.7	1.6%	-	-
Deferred income tax and social contribution	374.4	1.8%	(6.0%)	398.4
Judicial deposits	337.3	1.6%	1.1%	333.6
Derivative financial instruments	737.4	3.5%	26.2%	584.3
Short-term securities	7.4	0.0%	-	-
Other non-current assets	83.8	0.4%	62.4%	51.6
Total long-term assets	2,284.2	10.8%	31.5%	1,736.5
Property, plant and equipment	1,773.9	8.4%	(20.7%)	2,236.7
Intangible assets	5,076.5	24.0%	2.5%	4,950.5
Right of use	2,619.9	12.4%	-	-
Total Non-Current Assets	11,754.5	55.5%	31.7%	8,923.8
Total Assets	21,184.5	100.0%	37.7%	15,379.5

(em milhões de R$)	2019	A.H	A.V	2018
Current liabilities
Borrowings, financing and debentures	3,354.3	15.8%	201.4%	1,113.1
Lease	542.1	2.6%	687.9%	68.8
Trade payables and reverse factoring	1,829.8	8.6%	5.4%	1,736.7
Payroll, profit sharing and social security charges	560.4	2.6%	(2.4%)	574.4
Tax liabilities	320.9	1.5%	3.5%	310.1
Income tax and social contribution	388.2	1.8%	112.1%	183.0
Dividends and interest on shareholders’ equity payable	95.9	0.5%	(37.3%)	153.0
Derivative financial instruments	11.8	0.1%	(82.9%)	69.2
Provisions for tax, civil and labor risks	18.7	0.1%	(8.3%)	20.4
Other current liabilities	396.4	1.9%	17.2%	338.2
Total current liabilities	7,518.5	35.5%	64.6%	4,566.9
Non-Current
Borrowings, financing and debentures	7,432.0	35.1%	8.0%	6,881.0
Lease	1,975.5	9.3%	423.3%	377.5
Tax liabilities	122.5	0.6%	(25.8%)	165.3
Deferred income tax and social contribution	450.6	2.1%	4.4%	431.5
Provisions for tax, civil and labor risks	201.4	1.0%	(16.6%)	241.4
Other non-current liabilities	121.7	0.6%	(14.2%)	141.8
Total non-current liabilities	10,303.7	48.6%	25.1%	8,238.6
Shareholders’ equity
Capital Stock	1,485.4	7.0%	247.8%	427.1
Treasury shares	-	0.0%	(100.0%)	(19,408.0)
Capital reserves	1,303.0	6.2%	295.7%	329.3
Retained earnings (losses)	(149.0)	(0.7%)	(110.4%)	1,437.0
Discount on capital transaction	(92.1)	(0.4%)	0.0%	(92.1)
Equity valuation adjustments	815.0	3.8%	65.6%	492.2
Total shareholders’ equity	3,362.3	15.9%	30.6%	2,574.1
Total liabilities and shareholders’ equity	21,184.5	100.0%	37.7%	15,379.5

Balance Sheet

Current Assets

In 2019, the current assets amounted to R$ 9,430.1 million, 46.1% higher than 2018, when they amounted to R$ 6,455.8 million. Such scenario was a result mainly of the increase in the net cash flow generated by the operating activities, partially due to the profile of more prolonged debts.

Cash and Cash Equivalents and Short-term Securities

In 2019, the total balance of cash and cash equivalents and short-term investments was R$ 5,539.4 million, 127.9% higher than 2018. As previously commented, there has been solid cash generation, favored by the level of operating activity of the Group and fundraising through capital market. Cash and cash equivalents and short-term investments, together, represent 26.1% of the total assets in 2019, in comparison with 15.8% in 2018.

Trade receivables

In 2019, the trade receivables amounted to R$ 1,685.8 million, 0.3% less than 2018, when the total was R$ 1,691.6. The trade receivables represented 8.0% of our assets in 2019, in comparison with 11.0% in 2018. This is explained mainly by the improvement in the turnover liquidity in Natura Brazil and Latam, given the lower levels of accounts receivable.

Inventories

In 2019, the balance of the inventories account was R$ 1,430.6 million, 4.8% higher than in 2018, which was R$ 1,364.7 million due to an increase in the sales in international operations. The inventories account represented 6.8% of our assets in 2019, in comparison with 8.9% in 2018.

Non-current assets

In 2019, the non-current assets amounted to R$ 11,754.5 million, 31.7% higher than in 2018. Such increase occurred mainly as a function of the direct recognition of right to use in lease agreements in the total amount of R$ 2,619.9 million in 2019. For further details on the implementation of the new accounting standard, please see item 10.4 of this Reference Form.

Property, plant and equipment and Intangible assets

Property, plant and equipment and intangible assets decreased, amounting to R$ 6,850.4 million in 2019, a reduction of 4.7% compared to 2018, which amounted to R$ 7,187.2 million. Such variation results from the transfer of R$ 631.6 million for right of use (previously recognized as property, plant and equipment). The property, plant and equipment and intangible assets account represented 32.3% of our assets in 2019, in comparison with 46.7% in 2018.

Right of use

On December 31, 2019, the Company had a balance of R$ 2,619.9 million as right of use as result of the application of a new lease standard in 2019. Further details on the registration of this balance were documented in item 10.4 of this Reference Form.

Recoverable taxes

In 2019, the recoverable taxes balance amounted to R$ 409.2 million, 11.0% higher than the balance recorded in the item in 2018 (R$ 368.6 million). The recoverable taxes account represented 1.9% of our assets in 2019, in comparison with 2.4% in 2018. The variation is mainly due to the recognition of the credits regarding exclusion of ICMS on the tax base of PIS and COFINS, as a result of final and unappealable decision during the year of 2019.

Deferred income tax and social contribution

In 2019, the balance of the deferred income tax and social contribution account was R$ 374.4 million, 6.0% lower than the balance of the account in 2018. Such variation is due mainly to the reduction of the balance of tax losses and negative bases accumulated in 2019 and other temporary differences, which are presented, on a comparative basis, in note 11 to the Consolidated Financial Statements on December 31, 2019. The deferred income tax and social contribution account represented 1.8% of our assets in 2019, in comparison with 2.6% in 2018.

Current Liabilities

In 2019, the current liabilities increased to R$ 7,518.6 million in 2019, 64.6% higher than 2018, (R$ 4,567.0 million). Such increase resulted mainly from the fundraising by means of promissory notes to reinforce the cash and payment of costs incurred upon organization of the operation that involves the acquisition of Avon.

Borrowings, financing and debentures

In 2019, the balance of loans, financing and debentures account was R$ 3,354.4 million, 201.4% higher than in 2018, as a result of the raising of promissory notes as commented above. The loans, financing and debentures account represented 15.8% of our total liabilities and total equity in 2019, in comparison with 7.2% in 2018.

Lease

On December 31, 2019, the Company accumulated obligations related to lease agreements over the short term in the total amount of R$ 542.1 million. Further details on the registration of this balance were documented in item 10.4 of this Reference Form.

Trade payables and reverse factoring

In 2019, the balance of trade payable and reverse factoring account balance was R$ 1,829.8 million, representing an increase of 5.4% in relation to 2018. The trade payable and reverse factoring account represented 8.6% of our total liabilities and shareholders’ equity in 2019, in comparison with 11.3% in 2018.

Non-Current Liabilities

In 2019, the non-current liabilities amounted to R$ 10,303.8 million, 25.1% higher than in 2018. Such variation was mainly due to the increase of loans, financing and debentures in the year.

Borrowings, financing and debentures

In 2019, the loans, financing and debentures amounted to R$ 7,432.0 million, representing an increase of 8.0% in relation to 2018. The loans, financing and debentures account represented 35.1% of our total liabilities and shareholders’ equity in 2019 (44.7% in 2018).

Lease

On December 31, 2019, the Company accumulated obligations related to lease agreements over the long term in the total amount of R$ 1,975.5 million compared to R$ 377.5 million in 2018, as a result of the application of a new lease standard in 2019. Further details on the registration of this balance were documented in item 10.4 of this Reference Form.

Total shareholders’ equity

Total shareholders’ equity changed from R$ 2,574.1 million in 2018 to R$ 3,362.3 million in 2019, materially due to the increase of 247.8% on the stockholders’ equity, which was R$ 427.1 million in 2018 and became R$ 1,485.4 million in 2019.

Other property accounts

The property accounts not discussed above did not have significant variations in the comparison between the 2019 and 2018 balances and/or were not representative in contrast with the total assets/liabilities.

Cash flow comparison between 2020, 2019, and 2018

The table below shows our cash flows consolidated for the periods indicated:	Fiscal year ended December 31			Variation
	2020	2019	2018	2020/2019	2019/2018
(R$ million)
Net cash provided by operating activities	1,285.6	1,300.4	844.3	(1.1%)	54.0%
Net cash (used in) provided by investment activities	679.1	(314.4)	389.1	(316.0%)	(180.8%)
Net cash (used in) provided by financing activities	(777.6)	2,312.4	(1,751.4)	(133.6%)	(232.0%)
Net increase (reduction) in cash and cash equivalents	1,308.1	3,298.5	(478.1)	(60.3%)	(789.9%)
Cash and cash equivalents at the beginning of the year	4,513.6	1,215.0	1,693.1	(271.5%)	(28.2%)
Cash and cash equivalents at the end of the year	5,821.7	4,513.6	1,215.0	(29.0%)	(271.5%)

For the period ended December 31, 2020, consolidated cash and cash equivalents amounted to R$ 5,821.7 million compared to R$ 4,513.6 million for the period ended December 31, 2019.

Net cash flow provided by (used in) operating activities

Net cash provided by operating activities amounted to R$ 1,285.6 million in the period ended December 31, 2020 compared to net cash provided by operating activities of R$ 1,300.4 million in the period ended December 31, 2019. This variation is due to (i) increase in net income excluding items without cash effect, mainly due to amortization and depreciation of PPA effects recorded as a result of the Avon´s acquisition, increase in interest and exchange variation on borrowings and financing; ii) increase in payments related to tax, civil and labor proceedings, rental interest and interest on borrowings, financing and debentures.

Net cash provided by (used in) investment activities

Net cash provided by investment activities amounted to R$ 679.1 million in the period ended December 31, 2020, compared to cash provided by investment activities of R$ 314.4 million in the period ended December 31, 2019. This variation was mainly due to (i) cash acquired from Avon in the amount of R$ 2,661.8 million and (ii) increase in securities redemptions to R$ 9,008.9 million in the year ended December 31, 2020 compared to R$ 7,345.4 million in 2019, offset by an increase in investments in short-term securities to R$ 10,371.5 million in the year ended December 31, 2020, compared to R$ 7,161.5 million in 2019.

Net cash provided by (used in) financing activities

Net cash provided by financing activities amounted to R$ 777.6 million in the year ended December 31, 2020, compared to cash used in financing activities of R$ 2,312.4 million in the year ended December 31, 2019. This variation was primally due to: (i) increase in the amortization of loans, financing and debentures to R$ 8,483.9 million in the year ended December 31, 2020, compared to R$ 2,643.5 million in the year ended on December 31 2019, due to the settlement and maturity of Avon’s Notes, debentures and promissory notes during 2020; (ii) decrease in funding for new borrowings, financing, leases and debentures to R$ 1,354.7 million in the year ended December 31, 2020, from R$ 5,346.1 million in the year ended December 31, 2019; offset by (iii) the capital increase of R$ 7,436.6 million in the year ended December 31, 2020 resulting from the net proceeds from the follow-on of Natura & Co common shares.

For the fiscal year ended December 31, 2019, consolidated cash and cash equivalents amounted to R$ 4,513.6 million, compared to R$ 1,215.0 million for the fiscal year ended December 31, 2018.

Net cash flow provided by operating activities

Net cash provided by operating activities amounted to R$ 1,300.4 million in 2019, compared to net cash provided by operating activities of R$ 844.3 million in 2018. This change was primarily due to higher net income for the period after adjustments for noncash items, mainly due to an increase in depreciation and amortization of R$ 527.5 million as a result of the implementation of IFRS 16/ CPC 06 (R2). While this new accounting standard positively impacted net cash flow provided by operating activities, it negatively impacted net cash provided by (used in) financing activities, as described further below.

Net cash (used in) provided by investment activities

Net cash used in investment activities amounted to R$ 314.4 million in 2019, compared to cash provided by investment activities of R$ 389.1 million in 2018. This change was primarily due to a decrease of R$ 7,345.4 million in net redemptions of securities in 2019 from R$ 9,187.7 million in 2018, and an increase in the acquisition of property, plant and equipment, and intangible assets, amounting to R$ 586.4 million in 2019 from R$ 485.0 million in 2018, offset by a decrease of R$ 7,161.5 million in investments in securities, compared to R$ 8,483.7 million in 2018.

Net cash provided by (used in) financing activities

Net cash provided by financing activities amounted to R$ 2,312.4 million in 2019, compared to cash of R$ 1,751.4 million used in financing activities in 2018. This change was primarily due to (i) a decrease in amortization of loans, financing, and debentures, amounting to R$ 2,643.6 million in 2019 from R$ 6,552.2 million in 2018, due to the settlement of commercial promissory notes in 2018; (ii) a capital contribution of R$ 206.6 million in 2019 by the controlling shareholders of Natura Cosméticos related to the corporate restructuring; (iii) a net increase in new loans, financing, lease and debentures, which amounted to R$ 5,346.1 million in 2019 from R$ 5,015.3 million in 2018, due to the issuance of a new promissory note in December 2019; (iv) recognition of R$ 451.7 million related to lease payments as a result of the adoption of IFRS 16/ CPC 06 (R2) on January 1, 2019, which became mandatory its presentation as financial activities; and (v) the receipt of R$ 52.7 million from the exercise of call options.

10.2 - Operating and financial result

a)	the results of the Company’s operations, especially:

(i)	description of any significant revenue elements

Gross Sales Revenue

The Company operates in an integrated way in the industry of cosmetics, fragrances and toiletries (CF&T), developing, manufacturing, distributing and selling products. Present in more than 157 countries worldwide. The Company also holds a 100% equity interest in (i) Emeis Holdings Pty Ltd,, an Australian manufacturer of premium cosmetics and beauty products which operates under the “Aesop” brand in Australia, Asia, Europe, North America and Brazil; and (ii) The Body Shop International Limited, a company domiciled, registered and incorporated under the laws of England, the activities of which are the development, distribution and sale of cosmetics and beauty products and operates under the brand “The Body Shop” in Africa, Asia, North America, South America, Europe and Oceania, with sales through its own stores, e- commerce and franchised stores; and (iii) Avon, manufacturer of perfumes, makeup, creams, lotions, hair products, skin and daily care, among other items. Avon’s operations outside the United States are conducted primarily through subsidiaries in 70 countries. In Brazil, Avon has been operating throughout the territory since 1958 and currently, the country represents its largest operation and has its largest sales force.

In the period ended December 31, 2020, 30.1% of our net revenue derived from Brazil. Our extensive portfolio of essential products and secured supply ensured the continuity of our manufacturing, distribution and sales in a year that was marked by strict lockdowns due to Covid-19 in the Latam region, notably Hispanic Latam (Central America, Argentina, Peru, Colombia and Ecuador). The strength of our digital social selling model was proven by the performance of Natura brand, particularly in Brazil, while the digital transformation in the region continues to advance. Avon integration in Latam is on track, with progress on procurement, cross-manufacturing opportunities, including all Avon Latam plants manufacturing products for Natura, and transfer of good field management practices to improve engagement and loyalty of Company’s representatives. In Brazil, the loyalty index of Natura representatives reached a record level in the fourth quarter, and the satisfaction rate of Avon representatives in Brazil and Mexico was the highest in recent years, despite the challenging scenario in a context of pandemic development..

In 2019, 43.8% of our net revenue derived from our segment in Brazil and came from the sale of our products to our consultants. Our revenue comes almost entirely from our operations and the number of consultants and their productivity are the main drivers of the growth in our gross operating revenue. The income in foreign currency comes from the sale of products in the countries where we operate with brands Natura, Aesop and The Body Shop, in addition to exports to our distributor in Bolivia and the Duty Free.

The table below shows the share of sales from Natura operations in Brazil and sales through our subsidiaries for the period ended December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
Asia	7.9%	5.4%	5.0%
North America	13.9%	12.1%	6.9%
México	8.7%	5.3%	4.6%
Others	5.2%	6.8%	2.3%
South America	44.6%	57.7%	63.7%
Brazil	30.1%	43.8%	45.4%
Argentina	5.4%	5.5%	5.3%
Others	9.1%	8.5%	13.0%
Europe, Middle East and Africa (EMEA)	31.4%	20.1%	19.9%
United King	11.2%	14.6%	14.0%
Others	20.2%	5.5%	5.8%
Oceania	2.2%	4.6%	4.6%
Consolidated	100.0%	100.0%	100.0%

(ii)	factors with a material impact on operating results

Macroeconomic environment

Our operating results are largely dependent upon the levels of demand for our products in the countries we operate in. The demand for our products in these countries is affected by the performance of their respective economies in terms of the gross domestic product (GDP), as well as by the predominant levels of employment, inflation, and interest rates. Our results are specifically affected by the economic environment in Brazil and the economic environment of the United Kingdom.

In addition, the extension of COVID-19 outbreak could have a significant effect on demand in 2021. The Company constantly monitors and evaluates the evolution of the Covid-19 pandemic in the markets in which it operates, especially with regard to the restrictive measures adopted by these jurisdictions.

Brazil

The Brazilian economic environment is historically characterized by significant variations in the economic growth, inflation, interest, and foreign exchange rates. A significant portion of our operations is located in Brazil. Thus, our revenue and profitability are affected by political and economic developments in Brazil due to the effect these factors have on credit availability, available income, employment rates, and average wages in Brazil. Our operations and the sector in general may be affected by changes in the economic conditions.

Brazil is the largest Latin American economy, considering the GDP. The table below shows the actual GDP, inflation, and interest rate data in Brazil and the dollar/real exchange rate on the dates and periods indicated.

	As of and for the Fiscal Year Ended
	December 31,
	2020	2019	2018
Real growth (contraction) in gross domestic product (i)	(4.1%)	1.1%	1.3%
Inflation (IGP-M)	23.1%	7.3%	7.5%
Inflation (IPCA) (ii)	4.5%	4.3%	3.7%
Long-term interest rate - TJLP (average) (iv)	4.4%	5.6%	7.0%
CDI interest rate (iii)	2.7%	6.0%	6.4%
Exchange rate at the end of the period per US$ 1,00	5,197	4,031	3,875
Average exchange rate per US$ 1,00	5,157	3,946	3,656
Appreciation (depreciation) of the real against the U,S, dollar (v)	(22.4%)	(4.0%)	(17.1%)
Unemployment rate	13.9%	11.9%	12.3%

Sources: IBGE, Brazilian Central Bank, B3, and FGV.

(i)	GDP growth is presented for the years ended December 31, 2020, 2019 and 2018. GDP is presented in comparison to the corresponding previous period.

(ii)	IPCA is a consumer price index calculated by IBGE.

(iii)	CDI refers to the average interbank deposit rates in Brazil, accumulated during the corresponding period.

(iv)	The Brazilian long-term interest rate (taxa de juros de longo prazo) (“TJLP”) is the rate applicable to long-term loans by BNDES, at the end of the period.

(v)	Comparing the PTAX exchange rate at the end of the last day of the period with the day immediately prior to the first day of the concerned period. The PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all businesses conducted in U,S, dollars on the determined date in the interbank exchange market.

General economic stability in Brazil, following the onset of the global financial crisis in 2009, allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomic concerns, the Brazilian Central Bank began increasing interest rates, through the SELIC, a benchmark interest rate, reaching 10% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. Following changes in economic and political scenarios, the Brazilian Central Bank started to reduce interest rates since then, where the SELIC reached 13.75% as of December 31, 2016, 7.0% as of December 31, 2017 and 6.50% as of December 31, 2018 and 4.50% as of December 31, 2019 and 2.00% as of December 31, 2020.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations known as “Lava Jato,” have negatively impacted the Brazilian economy and the political environment.

The recent economic instability in Brazil, as well as to the deterioration of the political environment and the extent of the Covid-19 pandemic; has contributed to a fall in market confidence in the Brazilian economy. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2021. GDP fell in 2020 and is projected to grow by 3.29% for 2021.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Recent economic and political instability has led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities markets, which may also adversely affect us and our securities. Any continued economic instability and political uncertainty may materially and adversely affect our business and the trading prices of any of our securities. Furthermore, uncertainty over whether the Brazilian government will implement reforms and political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may limit the credit availability, income and purchasing power of our customers, thereby adversely affecting demand for our products.

Inflation

While minor variations in the rate of inflation can be passed on to our customers with no impact on the demand for our products and services, we believe that a significant increase in the rate of inflation may adversely affect demand for our products in that it may (i) adversely affect consumer confidence; and (ii) adversely affect consumers’ purchasing power.

In addition, a significant part of our costs and expenses are incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, our service providers in general use the IPCA index to adjust their prices, while our suppliers use the National Consumer Price Index (Índice Nacional De Preços Ao Consumidor), or INPC, disclosed by IBGE or by FGV, or the IGP-M, or the variation in the price of certain commodities, in order to adjust their prices according to the inflation. For operations in the United Kingdom, we have experienced low inflation, driven largely by falling oil prices and the strength of the pound sterling keeping down the costs of imports. However, the sharp fall in the value of the pound sterling since the vote to leave the EU means that imports have become more expensive, and inflation has risen.

Our gross revenue is also indirectly affected by inflation, since in general we transfer part of our cost increases to our consumers through price increases.

Foreign Exchange

We operate globally, with manufacturing and distribution facilities in various countries around the world. The increase or decrease in value of the Brazilian real against the U,S, dollar, the euro and the pound sterling affected and will continue to affect the results of our operations, particularly with regard to: (i) the changes in raw material costs and imported goods or those linked to U,S, dollars; (ii) our loans in foreign currency; (iii) Natura’s costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico and Colombia; (iv) our operations in Australia, Asia, Europe and the United States through Aesop; (v) our operations through The Body Shop brand, primarily related and limited to the conversion of financial information to real; and (vi) our operations around the world through Avon for which we had net underlying foreign currency exchange rate exposures regarding the Argentinian peso, the Brazilian real, the pound sterling, the Chilean peso, the Colombian peso, the euro, the Mexican peso, the Peruvian new sol, the Philippine peso, the Polish zloty, the Romanian leu, the Russian ruble, the South African rand, the Turkish lira and the Ukrainian hryvnia. Certain of our receivables and financial obligations assumed are denominated in foreign currencies.

Natura &Co Holding currently manages its foreign exchange risk exposure by individual business units.

The Company and its subsidiaries are exposed to the exchange risk resulting from financial instruments in currencies other than their functional currencies, as well as operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to protect foreign exchange risk, which establish exposure levels linked to these risks.

The treasury procedures defined by the current policies include monthly evaluation routines of the consolidated foreign exchange exposure of the Company and its subsidiaries, on which the decisions taken by the Management are based.

The Company’s foreign exchange protection policy considers the amounts in foreign currency of the balances to be received and payable from commitments already assumed and recorded in the financial statements, as well as future cash flows, with an average term of six months, not yet recorded in the balance sheet.

According to the Foreign Exchange Protection Policy, derivatives contracted by the Company or its subsidiaries shall eliminate foreign exchange risk of financial instruments in currencies other than their functional currencies and limit losses due to exchange variation of future cash flows.

To protect foreign exchange exposures in relation to foreign currency, the Company and its subsidiaries contract transactions with derivative financial instruments of the “swap” type and Currency Term called “Non-Deliverable Forward - NDF” (“forward”).

In addition, the policy of the subsidiary Natura Cosmetics is to protect its exposure resulting from loans denominated in a currency other than the functional currency of the corresponding entity. To protect this exposure, the subsidiary Natura Cosméticos has signed derivative contracts (swaps) that protect the principal value of debts and their respective interest flows.

The Body Shop

Due to its international sales and cost of sales denominated in different currencies, The Body Shop International is exposed to fluctuations of main currencies versus the pound sterling. In order to mitigate currency risk, The Body Shop International adopts a conservative approach of hedge, before the year-end, a significant portion of annual foreign exchange exposures for the following year, through forward purchases or sales contracts. Foreign exchange exposure is identified for the following year on the basis of the operating budgets of each subsidiary, however a material proportion of our foreign exchange exposure is connected to The Body Shop International. These requirements are then reviewed regularly throughout the year in progress. The Body Shop International Limited is the financial company of The Body Shop International and provides working capital intercompany financing to all its subsidiaries in their local currencies. The Body Shop International hedges the foreign exchange risk arising from using foreign exchange swaps dealt with external financial counterparties.

Avon

Avon has a financial risk management program to reduce the potential negative effects from changes in foreign exchange and may reduce its exposure to fluctuations in fair value or cash flows associated with changes in foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. Avon may use foreign currency rate-sensitive instruments to hedge a portion of our existing and expected transactions, and it expects that any loss in value for the hedge instruments generally would be offset by changes in the value of the underlying transaction. Avon do not enter into derivative financial instruments for business or speculative purposes.

Interest rate

Interest rate risk stems from financial investments and short- and long-term loans and financing. Financial instruments issued at variable rates expose the Company and its subsidiaries to the risk of cash flows associated with the interest rate. Financial instruments issued at prefixed rates expose the Company and its subsidiaries to fair value risk associated with the interest rate.

The risk of cash flows associated with the Company’s interest rate stems from financial investments and short- and long-term loans and financing issued at post-fixed rates. The Company’s Management mostly maintains the indexers of its exposures to active and passive interest rates linked to post-fixed rates. Financial investments are corrected by the CDI and loans and financing are corrected by the Long-Term Interest Rate - TJLP, CDI and prefixed rates, according to contracts signed with financial institutions and through securities negotiations with investors of this market.

Other factors

In addition, our results of operations have been influenced and will continue to be influenced by the following key factors:

•	acquisitions, partnerships and corporate restructurings;

•	demand for cosmetics;

•	seasonality;

•	hedge transactions (as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co – Quantitative and Qualitative Disclosures About Market Risk”);

•	trade barriers in North America, Europe and other markets;

•	the growth rate of GDP in the countries where we operate, which can impact the demand for our services and, consequently, our distributed volumes and sales;

•	the tax policies adopted by the governments of the countries in which we operate;

•	cross-border commercial regulations; and

•	developments with respect to the COVID-19 pandemic in Brazil and globally (see “Risk Factors – Risks Related to Our Business and Industries in Which We Operate – Our businesses, operations and results may be adversely impacted by COVID-19” and “Business – History and Development of the Company – Recent Events”).

b)	variations in revenues on account of changes in prices, exchange rates, inflation, changes in volumes, and launch of new products and services

The Management commented on this information in item 10.2.a.

c)	impact of inflation, variation in the main inputs and product prices, foreign exchange and interest rate on our operating and financial results

The Management commented on this information in item 10.2.a.

10.3 – Past and expected events with material effects on the financial statements

a)	launch or disposal of an operating segment

There has been no launch or divestiture of an operating segment during the period ended December 31, 2020 and during the fiscal years ended December 31, 2019 and December 31, 2018.

During the first quarter of 2020, and as a result of the acquisition of Avon, we began to manage our operations based on the following four operating segments:

•	Natura &Co Latam: all operations of Natura, Avon, The Body Shop and Aesop located in Brazil and Latin America;

•	Avon International: all Avon operations outside of Latin America;

•	The Body Shop International: all operations of The Body Shop outside of Latin America; and

•	Aesop International: all Aesop operations outside of Latin America.

b)	formation, acquisition, or disposal of equity interest

The Company was incorporated on January 21, 2019 to hold equity in other companies. The Company was acquired as a part of a corporate restructuring process initiated by Natura Cosméticos with the purpose of purchasing Avon through a merger between Avon and the Company, resulting in a combination of businesses and stock.

On November 13, 2019, the controlling shareholders of Natura Cosméticos contributed to Natura &Co Holding shares corresponding to about 57.3% of Natura Cosméticos’ capital stock, on December 17, 2019, all shares of Natura Cosméticos held by the controlling shareholders and not previously held by Natura &Co Holding were merged into the Company. Thus, Natura Cosméticos became a wholly-owned subsidiary of Natura &Co Holding, completing the corporate restructuring carried out in preparation for the Transaction.

(i)	corporate restructuring to acquire Avon’s control

On May 22, 2019, an agreement was signed by Avon, Natura Cosméticos, the Company, and other shell companies incorporated in Delaware with the sole purpose of acting as vehicles for the all-share merger transaction, which resulted in the combination of businesses, operations, and stock of Natura and Avon, through the Company.

Thus, in December 2019, Natura Cosméticos became a wholly-owned subsidiary of the Company, through the capital increase of the Company by means of the contribution of Natura Cosméticos’ shares held by its then-controllers to the capital stock of the Company and of the merger of free float shares issued by Natura Cosméticos into the Company.

On January 3, 2020, after the conditions precedent for the business combination of Natura and Avon were met, other shell companies, which, at that time, held Avon, were merged into the Company, and both Natura Cosméticos and Avon became wholly-owned subsidiaries of the Company.

After the conclusion of the acquisition of Avon, the exchange ratio of 0.6 common shares issued by the Company or 0.3 American Depositary Receipts of the Company (each “ADR” representing 2 common shares of the Company), at the discretion of each shareholder, replacing each one (1) common share issued by Avon held by then Avon shareholders immediately before the business combination between Natura and Avon.

c)	unusual events or transactions

Relevant unusual events and transactions were reported in sections “3.3. Events after the last financial statements referring to the end of the fiscal year” and “3.9 – Other relevant information” of this Reference Form.

10.4 - Material changes in the accounting practices – Caveats and highlights in auditor’s opinion

a)	material changes in accounting practices

New Standards, Interpretations and Amendments Adopted in 2020

Amendments to IFRS 3 / CPC 15 (R1): Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Company but may impact future periods should the Company enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 (CPC 40(R1), CPC 48 and CPC 38, respectively): Interest Rate Benchmark Reform (Level 1)

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 (CPC 26(R1) e CPC 23, respectively): Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Conceptual Framework for Financial Reporting issued on March 29, 2018 (CPC 00(R2))

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IFRS 16 (CPC 06(R2)): Covid-19-Related Rent Concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions -amendment to IFRS 16 – Leases (CPC 06(R2)). The amendments provide relief to lessees from applying IFRS 16/ CPC 06 (R2) guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16/ CPC 06 (R2), if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after June 1st, 2020. This change brought a positive financial impact of R$ 58.7 million in the statement of income of the Company and its subsidiaries.

New Standards, Interpretations and Amendments Adopted in 2019

CPC 06(R2) / IFRS 16 – Lease

The Company applied CPC 06 (R2) / IFRS 16, the new accounting standard on Lease, to replace CPC 06 (R1) / IAS 17 – Lease. This standard introduces a single-lessee accounting model and requires a lessee to recognize assets and liabilities for all lease with a term of more than12 months, unless the underlying asset is of a low value. A lessee is required to recognize a right-of-use asset that represents its right to use the underlying asset and lease liabilities representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of CPC 06(R1) / IAS 17, while requiring enhanced disclosures by lessors.

We adopted CPC 06(R1)/IFRS 16 from its effective date on January 1, 2019. For lease agreements meeting the CPC 06(R1)/IFRS 16 recognition criteria, we recognized rights-of-use assets and lease liabilities of R$ 1,949.7 million on January 1, 2019, using the modified retrospective transition method. For further information, see note 3.29 of our audited consolidated financial statements of December 31, 2019.

ICPC 22/IFRIC 23 – Uncertainty over Income Tax Treatment

ICPC 22/IFRIC 23 which clarifies how the recognition and measurement requirements of CPC 32 - Taxes on Profit (IAS 12 - Income Taxes) are applied when there is uncertainty over income tax treatments. In this situation, we recognize and measure our current or deferred tax assets or liabilities by applying CPC 32 / IAS 12 based on our taxable profit or loss, the tax bases of assets and liabilities, unused tax losses and credits and tax rates. This interpretation became effective for annual periods beginning on January 1, 2019 and did not have a significant impact on our financial statements.

New Standards, Interpretations and Amendments Adopted in 2018

CPC 47 / IFRS 15 – Revenue from Contracts with Customers

CPC 47 / IFRS 15 was issued in May 2014 and amended in April 2016. CPC 47 / IFRS 15 affects any entity entering into contracts with customers, unless those contracts fall within the scope of certain different standards such as insurance contracts, financial instruments or lease agreements. CPC 47 / IFRS 15 supersedes the revenue recognition requirements under IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, and the majority of other industry-specific guidance. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The standard provides a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and thresholds under the standard have been introduced, which may affect the amount or timing of revenue recognized.

We adopted CPC 47 / IFRS 15 as of January 1, 2018 using a cumulative effect method. This adoption resulted in a recognition of deferred revenue related to our loyalty program (points campaign) and performance recognition of programs and events, as well as a reclassification of penalties and additional charges for late payments from operating expenses to net revenue, which were considered variable. These events exerted positive effects on our net revenue, negative effects on our operating expenses and positive effects on our financial results in the amount of R$ 171.4 million, R$ 177.8 million and R$ 6.5 million, respectively, in the fiscal year ended December 31, 2018.

CPC 48 / IFRS 9 - Financial Instruments

CPC 48 / IFRS 9 relating to the classification and measurement of financial instruments. CPC 48 / IFRS 9 uses a single approach to determine whether a financial asset is measured by the amortized cost or by the fair value, and this approach replaces the previous requirements of CPC 38 - Financial Instruments: IAS 39 - Financial Instruments - Recognition and Measurement. The approach of CPC 48 / IFRS 9 is based on how an entity manages its financial assets (that is, the business model), and the contractual characteristics of the cash flow of these financial assets. CPC 48 / IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets commitments to extend credit. Further, CPC 48 / IFRS 9 includes new hedge accounting requirements that align the hedge accounting more closely with the risk management.

These new requirements do not fundamentally alter the types of hedge relationships or the requirement of measuring and recognizing the ineffectiveness, but allow more hedge strategies to be used to manage risks to qualify for the hedge accounting and for more judgment of the managers in the assessment of the effectiveness of these hedge relationships. Extended disclosures related to the risk management activity for those that choose to apply the new hedge accounting requirements will also be required under the new standard.

We adopted CPC 48 / IFRS 9 with the date of the initial application being on January 1, 2018. The adoption of expected credit loss requirements of CPC 48 / IFRS 9 has not had a material impact on our consolidated financial statements.

The adoption of the classification and measurement of the financial instruments requirements of CPC 48/IFRS 9 has had an impact on the classification of cash and cash equivalents as fair value through the result and Certificate of Bank Deposits as amortized cost.

It should be noted that the individual and consolidated financial information as of and for the fiscal year ended December 31, 2017 does not reflect the adoption of CPC 47 / IFRS 15 - Revenue from Contracts with Customers and of CPC 48 / IFRS 9 - Financial Instruments beginning on January 1, 2018.

CPC 42 / IAS 29 - Financial Reporting in Hyperinflationary Economies

Additionally, starting from July 2018, Argentina has been considered a hyperinflationary economy, as per CPC 42 - Financial Reporting in Hyperinflationary Economies (IAS 29 - Financial Reporting in Hyperinflationary Economies). The non-monetary assets and liabilities, the shareholders’ equity items and the income statement of subsidiary Natura Cosméticos S,A, Argentina (“Natura Argentina”), the functional currency of which is the Argentinian Peso, are being adjusted so that their values are in the monetary unit of measurement on the final date of the period, which considers the effects measured by the Consumer Price Index (“IPC”) of Argentina as from January 1, 2017, and the Internal Index of Wholesale Prices (“IPIM”) of Argentina until December 31, 2016. Consequently, as required by CPC 42/IAS 29, the results of transactions of subsidiary Natura Argentina must be reported as if they were highly inflationary as from January 1, 2018 (beginning of the fiscal year, when the hyperinflation was identified).

In the year ended December 31, 2020, the application of CPC 42 (IAS 29) resulted in: (ii) a negative impact on the financial result of R$ 20.6 million (R$ 13.9 million on December 31, 2019 ); and (iiii) a negative impact on net income for the year of R$ 106.2 million (R$ 68.9 million on December 31, 2019).

The conversion of the income statement using the exchange rate at the end of the year, instead of the average exchange rate for the year, resulted in a positive impact on other comprehensive income for the year ended December 31, 2020 in the amount of R$ 32.1 million (R$ 17.7 million on December 31, 2019).

In the year ended December 31, 2019, the application of CPC 42 / IAS 29 resulted in:

(ii) a negative impact on financial income (expenses) of R$ 13.9 million (R$ 25.1 million on December 31, 2018); and (iiii) a negative impact of R$ 68.9 million (R$ 64.3 million on December 31, 2018) on net revenue for the fiscal year.

The conversion of the income statement using the exchange rate at the end of the year, instead of the average monthly exchange rate, resulted in a positive impact on other comprehensive income for the fiscal year ended December 31, 2019 of R$ 17.7 million (R$ 19.1 on December 31, 2018).

For further information, see note 3.2.1 of our individual and consolidated financial statements for the year ended December 31, 2019.

New Accounting Standards Issued but Not Yet Effective

Changes to IAS 1 (CPC 26 (R1)): Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 (related to CPC 26 (R1)), in order to specify the requirements for classifying the liability as current or non-current. The amendments clarify: (i) what a right to postpone liquidation means; (ii) that the right to postpone must exist on the base date of the report; (iii) that this classification is not affected by the likelihood that an entity will exercise its right to postpone; (iv) that only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.

The changes are applicable for years beginning on or after January 1, 2023 and should be applied retrospectively. Currently, the Company and its subsidiaries are evaluating the impact that the changes will have.

Reference to the Conceptual Framework (CPC 00 (R2)), changes to IFRS 3 (CPC 15 (R1))

In May 2020, the IASB issued amendments to IFRS 3 (related to CPC 15 (R1)), “Business Combination - Reference to the Conceptual Structure”. The amendments are intended to replace a reference to the Conceptual Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018, without significantly changing its requirements.

The Board also added an exception to the IFRS 3 recognition principle to avoid the risk of potential “day 2” gains or losses arising from contingent liabilities and liabilities that would be within the scope of IAS 37 (CPC 25) or IFRIC 21 - Taxes ( ICPC 19), if incurred separately.

At the same time, the Board decided to clarify the existing guidelines in IFRS 3 (CPC 15 (R1)) for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are applicable for annual periods beginning on or after January 1, 2022 and, although they have no current impact on the Company and its subsidiaries, they may be applicable to new business combinations in the future.

IFRS 9 (CPC 48), Financial Instruments - Fees in the “10 percent” test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS, the IASB issued an amendment to IFRS 9 (CPC 48). The amendment clarifies the rates that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by the borrower or the lender on behalf of the other. An entity applies the change to financial liabilities that are modified or exchanged at, or after, the beginning of the annual reporting period in which the entity first applies the change.

The change is applicable for annual reporting periods beginning on or after January 1, 2022. The Company will apply the changes to financial liabilities that are modified or exchanged at the beginning or after the beginning of the annual reporting period in which it first applies the alteration. The changes are not expected to have an impact on the Company and its subsidiaries but may be applicable to changes and / or derecognition of liabilities in the future.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively), Reform of the reference interest rate (Level 2)

In 2020, the IASB completed the second phase of the review process for IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC 48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively), in response to the reform of the interest rate reference index (started in phase 1, as disclosed in note 3.30.2. The changes address the possible effects that may arise from changes in contractual cash flows or hedge relationships resulting from the replacement of the interest rate benchmark by the entity, as well as additional disclosure requirements related to the effect of the reform of the interest rate benchmark on the entity’s financial instruments and risk management strategy, including the nature and extent of the risks to which the entity is exposed and how the entity manages those risks and the entity’s progress in completing the transition to alternative benchmark rates.

Considering the extinction of LIBOR over the next few years, the Company and its subsidiaries are evaluating their contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

It is important to emphasize that the clauses for changing the indexes of the debt contracts of the Company and its subsidiaries indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in 2 (two) circumstances (i) after communication an official government entity with formalization of the extinction and exchange of the contract’s effective rate, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed with a rate indexed to Secured Overnight Financing Rate (“SOFR”). Therefore, the negotiation of debt contracts and their related derivatives will start after these events.

The Company mapped all of its contracts subject to LIBOR reform that have not yet been subject to the transition to an alternative reference rate and as of December 31, 2020, the Company had R$ 761,074, related to loan and financing contracts and, until the moment, awaits the official event of the extinction of LIBOR to start the negotiation of its contracts with the counterparties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of financial contracts linked to LIBOR. The Company believes that it is reasonable to assume that the negotiation of the indexes of its contracts, when the official trigger allows, will move towards the replacement of LIBOR by SOFR, as the available information indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available to date, the Company does not expect to have significant impacts on its debts and derivatives linked to LIBOR.

b)	significant effects of changes in accounting practices

The impacts on the financial statements are described in item 10.4.b above.

c)	caveats and highlights contained in the auditor’s report

The independent auditors issued a report with no caveats or highlights in the financial statements of December 31, 2020, 2019, and 2018.

10.5 - Critical accounting policies

The preparation of individual and consolidated financial statements requires certain judgments from management and the use of assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities and that may present divergent results from actual results.

The areas that require higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below:

Income tax, social contribution and other taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that future taxable profits will be available against which the losses can be used. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based on the probable term and level of future taxable profits, together with future tax planning strategies.

The Company has R$ 13,636.5 (R$ 880.5 in 2019) of reportable tax losses. These losses refer to subsidiaries that have a history of losses, do not expire and cannot be used to offset taxable income in other subsidiaries. The subsidiaries have no taxable temporary differences or tax planning opportunities available that can partially support the recognition of these losses as deferred tax assets. Based on this, the Company determined that it cannot recognize deferred tax assets on tax losses to be offset.

Provision for tax, civil and labor risks

The Company and its subsidiaries are parties to several legal and administrative proceedings. Provisions are recorded for tax, civil and labor risks referring to lawsuits that represent probable losses, except for those related to the business combination, and estimated with a certain degree of security. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of legal counsel.

Post-employment health care plan

The cost of the post-employment health care plan is determined through actuarial assessments. An actuarial valuation involves several assumptions that may differ from actual developments in the future. These are based on a series of financial and demographic assumptions, such as discount rate, medical inflation and percentage of adherence to the plan. Due to the complexities involved in the assessment and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each balance sheet date.

Stock option plan, restricted stock option program and strategy acceleration program

Estimating the fair value for share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate data for the valuation model, including the expected life of the stock option or rights on the valuation, volatility and dividend yield and making assumptions about them.

The stock option plan, the restricted stock plan and the strategy acceleration program are measured at fair value on the grant date and the expense is recognized in the income statement during the acquisition period and in “Additional paid-in capital” in the net worth. On the balance sheet dates, Management reviews the estimates regarding the number of restricted stock options and, when applicable, recognizes the effect of this review on the result for the year against shareholders’ equity.

Impairment of non-financial assets

Impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on information available on sales transactions for similar assets or market prices less additional costs to dispose of the asset.

The value in use is calculated based on the discounted cash flow model. Cash flows are derived from a budget prepared for the next three to five years, according to the operating segment, and their projections take into account market expectations for operations, investment estimates and working capital, in addition to other economic factors. The value in use is sensitive to the discount rate used in the discounted cash flow method, as well as to the growth and perpetuity rate used for extrapolation purposes.

Provision for expected losses on trade receivable from customers

The provision for expected losses on trade receivable from customers is estimated based on the risk of loss in an “aging list” model. The characteristics of the Company’s accounts receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

For accounts receivable, the Company applies the simplified approach in calculating expected credit losses (“ECL”) based on expected credit losses at each reporting date. The provision is determined based on (i) the historical experience of credit losses of each of the subsidiaries, observed in each group of the accounts receivable aging list, and (ii) adjustments for specific prospective factors for defaulters and the economic environment. An estimated range is used based on the weighted average of losses over the past 12 months. The calculation also considers the length of time of the relationship of the independent beauty consultant and a division between renegotiated and non-renegotiated overdue trade receivable.

Provision for inventory losses

The provision for inventory losses is estimated using a methodology to contemplate discontinued products, products with slow turnover, products expired and nearing expiration and products that do not meet quality standards.

Leases - Incremental rate on lessee’s loan

The Company cannot immediately determine the interest rate implicit in the lease, therefore, it uses its incremental rate on loan (IBR) to measure the lease liabilities. IBR is the interest rate that the Company would have to pay to take out a loan, in a similar period and with a similar guarantee, the resources necessary to obtain an asset of a value similar to the right-of-use asset in a similar economic environment. IBR, therefore, reflects what the Company “would have to pay”, which requires an estimate when there are no observable rates available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates IBR using observable data (such as market interest rates) when available and is required to make certain specific estimates of its own.

Measurement at fair value of financial instruments

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be measured based on prices quoted in active markets, the fair value is measured based on valuation techniques, including the discounted cash flow model. The inputs considered in these models are obtained from observable markets, when possible. In situations where these inputs cannot be obtained from observable markets, a degree of judgment is necessary to establish the respective fair values. Associated judgments include assessment of liquidity risk, credit risk and volatility. Changes in the assumptions related to these factors could affect the fair value of financial instruments.

Business combination

As disclosed in note 3.4, business combinations are accounted for using the acquisition method, which involves the valuation of assets acquired and liabilities assumed at the respective fair values. This assessment involves the use of estimates and assumptions that include significant judgments by the Company, including those applied in the measurement of brand assets, sales representatives and developed technology, as well as lease liabilities (adjustments to reflect favorable lease conditions in relation to market terms) and measurement and recognition of contingent liabilities.

10.6 - Relevant items not evidenced in the financial statements

A) the off-balance-sheet assets and liabilities directly or indirectly owned by the Company, such as: (i) operating lease transactions, assets and liabilities; (ii) written-off receivables portfolios over which the entity holds risks and responsibilities, including the respective liabilities; (iii) agreements for future purchase and sale of products or services; (iv) unfinished construction contracts; and (v) future financing receipt agreements

Contracts related to supply of inputs

Subsidiary Indústria e Comércio de Cosméticos Natura Ltda has commitments arising from electric power supply agreements for its manufacturing activities, as described below:

•	Agreements that started in 2019 and effective up to 2022, with the value of Megawatts/h between R$ 155 and R$ 305.

•	Agreements that started in 2020 and effective up to 2022, with the value of Megawatts/h between R$ 204 and R$ 238.

The figures are shown based on electric power consumption estimates in accordance with the contractual period, the prices of which are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

The total minimum supply payments, measured at nominal value, as per the contracts, are:

(R$ million)	2020(*)	2019	2018
Up to one year	1,413.9	17.9	1.3
Between one and five years	886.0	13.2	4.9
Total	2,299.9	31.1	6.2

b)	other items not evidenced in the financial statements

There are no other relevant items which are not evidenced in our financial statements.

10.7 - Comments on items not evidenced in the financial statements

a)	how such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer’s financial statements

Except for the items reported in item 10.6.a above, the Company expects no other material impacts on its financial statements.

b)	kind and purpose of the transaction

The kind of off-balance commitments is described in item 10.6.a above.

c)	kind and amount of obligations undertaken and rights generated in favor of issuer as a result of the transaction

The kind of off-balance commitments is described in item 10.6.a above.

10.8 - Business Plan

a) investments, including: (i) quantitative and qualitative description of current and expected investments; (ii) sources of funding of the investments; and (iii) material divestments in progress and planned divestments

Investments

The Company’s operating activities regularly require capital investments, especially regarding the development of its infrastructure and the purchase of supplies, such as software, machines, tools, vehicles, and industrial models.

The table below shows the additions to the property, plant and equipment and intangible assets in the periods indicated:

	As of December 31,
	2020	2019	2018
	(Millions R$)
Software	82.7	83.1	190.0
Machinery and accessories	20.1	9.6	11.2
Vehicles	14.6	12.5	25.2
Buildings and facilities	46.7	49.2	38.0
Templates (i)	1.2	1.5	0.1
Information technology equipment	27.3	22.0	24.5
Furniture and fixtures	32.5	40.1	34.9
Projects in progress	440.2	204.1	157.8
Other investments	125.4	145.8	10.2
Total purchases of property, plant and equipment and intangible assets	790.7	567.9	491.9

(i)	Refers to steel tooling or templates specially manufactured by Natura &Co’s suppliers, used in the production of bottles and plastic packaging for its products. We hold the property of such tooling.

In the fiscal year ended December 31, 2020, acquisitions of property, plant and equipment and intangible assets amounted to R$ 790.7 million compared to R$ 567.9 million in the period ended December 31, 2019, representing an increase of 39.2%. Our capital expenditure program is currently focused on IT infrastructure, digital and social selling technology as well as product innovation, projects aimed at increasing operational efficiency and productivity.

In the fiscal year ended December 31, 2019, acquisitions of property, plant and equipment and intangible assets amounted to R$ 567.9 million compared to R$ 491.9 million in the fiscal year ended December 31, 2018, representing an increase of 15.5%. This increase was primarily related to investments in several areas, including a new distribution center in Mexico, investments in digital technology and investments in research and development facilities, the opening of new stores and initiatives to increase operating efficiency and productivity.

Actual vs, Budgeted

The table below shows the budgeted amounts for CAPEX against the realized amounts in the periods indicated:

CAPEX (R$ million)	2020	2019	2018
Budgeted	854.0	637.0	585.7
Realized	790.7	567.9	491.9

Currently, Natura Cosméticos investment program is focused on opening and renovating existing stores, digital technology, product innovation, and projects that intend to improve the efficiency and operating productivity of Natura Cosméticos.

2021 Budget

The capital budget estimated for the Company for the year 2021 is R$ 1,935.5 million, which will cover the investments necessary for the consolidation of the Company’s growth plan. This amount includes the capital budget of subsidiary Natura Cosméticos, approved at the Annual General Meeting of this subsidiary.

b) the acquisition of plants, equipment, patents, and other assets that may have a material impact on the issuer’s production capacity (if already disclosed)

Not applicable

c) new products and services, indicating: (i) description of research in progress and already disclosed; (ii) total expenditures incurred by the issuer in research activities to develop new products or services; (iii) projects in progress and already disclosed; (iv) total expenditures incurred by the issuer in the development of new products or services.

The Company has a plan for launching of new products aligned with the market trends. In 2018, the Company has invested R$ 102.4 million, in 2019, R$ 109.3 million and in 2020 R$ 508.8 million in researches for development of new products. Such investments have been consistent throughout the last years.

10.9 - Other factors with material influence

There are no other factors with material influence not disclosed in the other sections of item 10.

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY
GENERAL MEETINGS
TO BE HELD ON APRIL 16, 2021

EXHIBIT II

Items 12.5 to 12.10 of the Company’s Reference Form

12.5/6 - Composition and Professional Experience of the Management and Fiscal Council

Name	Date of birth	Management body	Date Elected	Term of office	Number of consecutive Terms of Office
Tax ID (CPF)	Profession	Elective office held	Date of investiture	Elected by the controlling shareholder	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer		Description of another position/duty
Joselena Peressinoto Romero	05/18/1967	Belongs to the Board of Officers only	04/30/2020	3 years	0
120.693.958-39	Engineer	19 - Other Officers	04/30/2020	Yes	100.00%
-		Chief Global Operations and Purchasing Officer
João Paulo Brotto Gonçalves Ferreira	12/09/1967	Belongs to the Board of Officers only	04/30/2020	3 years	0
050.269.878-00	Engineer	19 - Other Officers	04/30/2020	Yes	100.00%
Member of the Group’s Operational Committee		Executive Officer for Latin America
Itamar Gaino Filho	10/18/1976	Belongs to the Board of Officers only	04/30/2020	3 years	0
272.341.378-07	Lawyer	19 - Other Officers	04/30/2020	Yes	100.00%
Member of the Group’s Operational Committee		Chief Legal & Compliance Officer
José Antonio de Almeida Filippo	10/27/1960	Belongs to the Board of Officers only	04/30/2020	3 years	0
750.801.417-00	Engineer	19 - Other Officers	04/30/2020	Yes	100.00%
Member of the Group’s Operational Committee		Chief Financial Officer
Moacir Salzstein	12/31/1958	Belongs to the Board of Officers only	04/30/2020	3 years	0
036.269.088-01	Engineer	19 - Other Officers	04/30/2020	Yes	100.00%
N/A		Corporate Governance Officer
Viviane Behar de Castro	12/12/1965	Belongs to the Board of Officers only	04/30/2020	3 years	0
075.375.618-85 N/A	Manager	12 - Investor Relations Officer	04/30/2020	Yes	100.00%
Gilberto Mifano	11/11/1949	Belongs to the Board of Directors only	04/30/2020	2 years	2
566.164.738-72	Manager	27 - Independent Board of Directors (Permanent)	04/30/2020	Yes	100.00%
Member of the Audit, Risk Management and Finance Committee
Fábio Colletti Barbosa	10/03/1954	Belongs to the Board of Directors only	04/30/2020	2 years	2
771.733.258-20 Member of the Audit, Risk Management and Finance Committee and of the Organizational Development and Personnel Committee.	Manager	27 - Independent Board of Directors (Permanent)	04/30/2020	Yes	100.00%

12.5/6 - Composition and Professional Experience of the Management and Fiscal Council

Name	Date of birth	Management body	Date Elected	Term of office	Number of consecutive Terms of Office
Tax ID (CPF)	Profession	Elective office held	Date of investiture	Elected by the controlling shareholder	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer		Description of another position/duty
Committee Member.
Jessica DiLulio Herrin	11/29/1972	Belongs to the Board of Directors only	04/30/2020	2 years	2
000.000.000-00	Economist	27 - Independent Board of Directors (Permanent)	04/30/2020	Yes	96.15%
N/A
Ian Martin Bickley	10/02/1963	Belongs to the Board of Directors only	04/30/2020	2 years	2
000.000.000-00	Economist	27 - Independent Board of Directors (Permanent)	04/30/2020	Yes	96.15%
Member of the Strategic Committee
Antônio Luiz da Cunha Seabra	03/23/1942	Belongs to the Board of Directors only	04/30/2020	2 years	2
332.927.288-00	Economist	29 - Other Directors	04/30/2020	Yes	100.00%
Member of the Corporate Governance Committee		Co-chairman of the Board of Directors
Pedro Luiz Barreiros Passos	06/29/1951	Belongs to the Board of Directors only	04/30/2020	2 years	2
672.924.618-91	Engineer	29 - Other Directors	04/30/2020	Yes	100.00%
Member of the Corporate Governance Committee		Co-chairman of the Board of Directors
Nancy Killefer	11/16/1953	Belongs to the Board of Directors only	04/30/2020	2 years	2
000.000.000-00	Businesswoman	27 - Independent Board of Directors (Permanent)	04/30/2020	Yes	96%
Member of the Organizational Development and Personnel Committee.
Wyllie Don Cornwell	01/17/1948	Belongs to the Board of Directors only	04/30/2020	2 years	2
000.000.000-00	Businessman	27 - Independent Board of Directors (Permanent)	04/30/2020	Yes	100%
N/A

12.5/6 - Composition and Professional Experience of the Management and Fiscal Council

Name	Date of birth	Management body	Date Elected	Term of office	Number of consecutive Terms of Office
Tax ID (CPF)	Profession	Elective office held	Date of investiture	Elected by the controlling shareholder	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer		Description of another position/duty
Andrew George McMaster Jr.	11/04/1952	Belongs to the Board of Directors only	04/30/2020	2 years	2
000.000.000-00	Businessman	27 - Independent Board of Directors (Permanent)	04/30/2020	Yes	100.00%
Member of the Audit, Risk Management and Finance Committee
Guilherme Peirão Leal	02/22/1950	Belongs to the Board of Directors only	04/30/2020	2 years	2
383.599.108-63	Manager	29 - Other Directors	04/30/2020	Yes	100.00%
Member of the Corporate Governance Committee		Co-chairman of the Board of Directors
Carla Schmitzberger	06/21/1962	Belongs to the Board of Directors only	04/30/2020	2 years	2
667.280.967-87	Engineer	27 - Independent Board of Directors (Permanent)	04/30/2020	Yes	100.00%
Member of the Strategic Committee and of the Organizational Development and Personnel Committee
Roberto de Oliveira Marques	07/13/1965	Belongs to the Board of Directors only	04/30/2020	2 years	2
090.072.488-98	Manager	20 - Executive Chairman of the Board of Directors	04/30/2020	Yes	100.00%
Member of the Corporate Governance Committee, Strategic Committee, Organizational Development and Personnel Committee, Operational Committee of the Group and Audit, Risk Management and Finance Committee and Chief Officer of the Group
Georgia Garinois-Melenikiotou	07/06/1959	Belongs to the Board of Directors only	04/16/2021	2 years counted as of 04/30/2020, unified with the other members	0

000.000.000-00		27 - Independent Board of Directors (Permanent)	04/16/2021	Yes	0.00%
Helmut Bossert	04/25/1948	Fiscal Council	04/30/2020	Until the next Annual Shareholders’ Meeting	0
480.672.378-91	Economist	45 - Fiscal Council (Permanent) Elected by the Minority Common Shareholders	04/30/2020	No	100.00%
N/A
Eduardo Rogatto Luque	07/06/1969	Fiscal Council	04/30/2020	Until the next Annual Shareholders’ Meeting	0
142.773.658-84	Accountant	43 - Fiscal Council (Permanent) Elected by the Controlling Shareholder	04/30/2020	Yes	100.00%
N/A
Carlos Elder Maciel de Aquino	04/09/1961	Fiscal Council	04/30/2020	Until the next Annual Shareholders’ Meeting	0

12.5/6 - Composition and Professional Experience of the Management and Fiscal Council

Name	Date of birth	Management body	Date Elected	Term of office	Number of consecutive Terms of Office
Tax ID (CPF)	Profession	Elective office held	Date of investiture	Elected by the controlling shareholder	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer		Description of another position/duty
226.993.094-00 N/A	Accountant	43 - Fiscal Council (Permanent) Elected by the Controlling Shareholder	04/30/2020	Yes	100.00%
Professional experience / Independence Criteria

Joselena Peressinoto Romero - 120.693.958-39

Joselena Peressinoto Romero is a food engineer and has participated in executive programs at Pennsylvania State University, Harvard Business School and INSEAD. Her career at Natura Cosméticos started in 2010 when she was a Global Supply Chain Planning Officer. She currently holds the position of Global Operating and Purchasing Officer and is a member of the Operating Committee of Natura &Co Holding S.A. Prior to that, she held various local and regional leadership positions at Unilever. Her last office was vice-president of supply chain for Latin America for Home Care Business. She has not been subject, over the past five (5) years, to any criminal conviction; no conviction in an administrative proceeding by the Securities Commission (CVM) and to no final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

João Paulo Brotto Gonçalves Ferreira - 050.269.878-00

João Paulo Brotto Gonçalves Ferreira holds a degree in Electrical Engineering from the University of São Paulo (USP) and an executive MBA from the University of Michigan, in the United States. João Paulo is an Executive Officer for Latin America and a member of the Group’s Operational Committee. Since 2016, he has also held the office of Chief-Executive Officer of Natura Cosméticos, wherein he was admitted in 2009 as vice-president of operations and logistics. Afterwards, he became vice-president of chains, responsible for the Commercial Area and for Channel Development. Other roles at Natura included leading the International Operations and the Sustainability Area. Prior to Natura, he worked at Unilever for 20 years, where he held the office of vice-president of supply chain. João Paulo is a member of the Board of Instituto Natura and, since 2021, is also an independent member of the Board of Directors of Infracommerce, a business digitalization solutions company. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, under the terms of CVM Rule No. 301, of 1999.

Itamar Gaino Filho - 272.341.378-07

Itamar Gaino Filho holds a degree and a master’s degree in Law from the Pontifical Catholic University of São Paulo (PUC-SP) and has a major from CEU Law School, with experience in the legal, tax and compliance areas in large multinational companies. Prior to Natura&Co, he worked as senior legal counsel for PepsiCo and in other leadership positions at General Motors, Monsanto and Femsa. Currently he holds the office of Chief Legal and Compliance Officer at Natura &Co Group, is a member of the Group’s Operational Committee and of the Board of Directors of subsidiaries Natura Cosméticos S.A., The Body Shop International Ltd., Avon Product Inc. and Emeis Holdings (Aesop).He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, under the terms of CVM Rule No. 301, of 1999.

José Antonio de Almeida Filippo - 750.801.417-00

José Antonio de Almeida Filippo holds a bachelor’s degree in Civil Engineering from the Federal University of Rio de Janeiro. He also participated in the Management Development Program at Harvard University. Filippo joined Natura in May 2018 as Chief Financial and Investor Relations Officer. Previously, he was Embraer’s chief financial officer. He currently holds the office of Chief Financial Officer and is a member of the Operational Committee of Natura &Co Holding S.A. Prior to working for Embraer, Filippo was the chief financial officer of Companhia Brasileira de Distribuição (part of the Pão de Açúcar Group), and he also held the office of vice-president of finance and investor relations at CPFL Energia S.A.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, under the terms of CVM Rule No. 301, of 1999.

Moacir Salzstein - 036.269.088-01

Moacir Salzstein holds a Chemical Engineering degree from the Polytechnic School of the University of São Paulo and a post-graduate degree in Business Administration and an MBA from FGV-SP. He serves as a Corporate Governance Officer for Natura &Co Holding S.A, having previously served as strategic planning officer for Natura Cosméticos. He previously worked for companies such as Monitor Group, Ultrapar Group, Dow / Union Carbide, Itaú, Jaakko Poyry and Promon Engenharia.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Viviane Behar de Castro - 075.375.618-85

Viviane Behar de Castro is an Investor Relations Officer at Natura &Co. Holding. Before joining Natura in 2018, she served as investor relations officer at Fleury S.A. and as Investor Relations and Sustainability Officer at Redecard S.A, where she remained for eight years. Ms. Castro was previously a managing partner of VB Projetos, working with debt restructuring. She brings more than 10 years of investment and corporate banking experience, and held senior positions at Bank of America and Citibank. Ms. Castro holds a bachelor’s degree in Business Administration from Foundation Armando Álvares Penteado (FAAP) and participated in the Executive Program at The Wharton School at the University of Pennsylvania. She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Gilberto Mifano - 566.164.738-72

Gilberto Mifano holds a degree in Business Administration from the Business Administration College of the Getúlio Vargas Foundation of São Paulo (FGV-SP), 1972. He is currently an independent member of the board of directors of Cielo S/A - since 2009, of TOTVS S/A - since 2017, of Pacaembu Construtora S/A - since 2018 and an advisory director for Pragma Patrimônio Ltda - since 2009. From 1994 to 2008 he was CEO at BOVESPA - Bolsa de Valores of São Paulo and CBLC - Companhia Brasileira de Liquidação e Custódia and later, in 2008 and 2009, he was Chairman of The Board of Directors of BM&FBOVESPA – Bolsa de Valores Mercadorias e Futuros S/A. He was also independent director for SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A and member of the Committee for Sustainability of Banco Santander Brasil S/A. On an international level, for approximately 8 years, he was member and vice-president of the executive committees of WFE – World Federation of Exchanges and FIAB – Federación Latino Americana de Bolsas. Before 1994, he was an executive and officer in financial institutions in Brazil. At Natura, Gilberto Mifano worked as advisor of the Audit, Risk Management and Finance Committee from 2009 to 2016 and started his activities at the Board of Directors of Natura Cosméticos in 2017. He is currently an independent member of the Board of Directors of Natura &Co Holding S.A. and Chairman of the Audit, Risk Management and Finance Committee.

Currently, Gilberto Mifano holds the following positions in other companies or organizations from the third sector: (i) member of the Fiscal Council of the Arapyau Institute; (ii) member of the Decision-Making Council of RAPS - Political Action Network for Sustainability (Institute); (iii) member of the Fiscal Council of CIEB - Innovation Center for Education (Institute); In the past, he was (iv) tax director of the Natura Institute and (v) chairman of the Board of Directors of IBGC – Brazilian Institute of Corporate Governance and (vi) member of the Fiscal Council of Amigos da Poli (Institute). Out of the companies mentioned above, companies (i), (ii), (iv) and (vi) are controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa is a member of the board of directors of Itaú-Unibanco, Gávea Investimentos, CBMM (Brazilian Company of Metalworking and Mining) and Hering. Fábio Barbosa started his activities in the Board of Directors of Natura Cosméticos in 2017 and is currently an independent member of the Board of Directors of Natura &Co Holding S.A., of the Audit, Risk Management and Finance Committee and of the Organizational Development and Personnel Committee. Fábio was president of Bank ABN Amro Real since 1996 and, in 2008, following the acquisition of Bank Real by Santander, he became president of Santander Brazil. From 2007 to 2011, he was also president of Febraban. Between 2011 and early 2015, he was president of Abril Mídia. Currently, Fábio is also a board member of the Osesp Foundation; Chairman of the board of Empreender Endeavor Institute; Chief Officer of the board of Fundação Itaú; member of the Board of the Public Leadership Center (CLP) and the UN Foundation, to support the UN. In 2011, he was recognized a Personality of the Year, by the Brazil-United States Chamber of Commerce, in New York. In 2012, he received the prize Campeões da Terra, granted by PNUMA (United Nations Environmental Program), due to his business vision. And in 2017, he was recognized by the Worldfund for Education for bringing the topic of value to the forefront of the discussion. Fábio holds a degree in Business Administration from the Getúlio Vargas Foundation of São Paulo and holds an MBA from the Institute for Management Development (IMD), in Lausanne, in Switzerland.

Currently, Fábio holds the following positions in other companies or organizations from the third sector: (i) Member of The Board of Directors of Fundação OSESP (Foundation); (ii) Member of the Board of Directors of UN Foundation (Foundation); (iii) Chairman of The Board of Directors of Instituto Empreender Endeavor (Institute); (iv) Member of the Investment Committee of Gávea Investments (Financial institution); (v) Member of the Board of Directors of Itaú Unibanco Holding S.A. (Financial institution); (vi) Member of the Board of Directors of the Brazilian Metalworking and Mining Company – CBMM (Mining); (vii) Member of the Board of Directors of Cia. Hering (Clothing); (viii) member of the Board of Directors of the Public Leadership Center – CLP (Institute); and (ix) Chief Officer of the Board of Directors of Fundação Itaú (Foundation). Out of the companies mentioned above, none of them is a part of the issuer’s economic group or is controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Jessica DiLulio Herrin - 000.000.000-00

American Passport No. 557088851

Jessica DiLullo Herrin holds a degree in Economics from the Stanford University. She is the CEO and founder of the brands Stella & Dot, Keep Collective and Ever Skin and is also co-founder of the WeddingChannel.com, one of the main wedding websites in the world, where she also worked as Vice-President of product management. Moreover, she worked at Dell Inc. as EBusiness Senior Manager and at Neilsen NetRatings as Senior Product Marketing Manager. In 2016, she wrote her first book “Find Your Extraordinary: Dream Bigger, Live Happier, and Achieve Success on Your Own Terms”. Jessica has already won various prizes and has been recognized for her enterprising achievements at Oprah, Inc. Magazine (Stella & Dot was recognized as one of the private companies with fast growth between 2010 and 2011), Fortune, New York Times, Wall Street Journal, InStyle, Glamour magazine, among others. Jessica Herrin started her activities at the Board of Directors of Natura Cosméticos in 2018 and is currently an independent member of the Board of Directors of Natura & Co. Holding S.A.

Jessica currently holds the following positions in other companies or organizations from the third sector: Fashion and beauty CEO of brands Stella & Dot. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Ian Martin Bickley - 000.000.000-00

British Passport No. 538953627

Mr. Bickley was Executive Officer at Tapestry, Inc. (“Tapestry”), a company listed at NYSE encompassing modern luxury lifestyle and accessories brands, including Coach, Kate Spade and Stuart Weitzman, until December 2018. Mr. Bickley held different executive offices at Tapestry (former Coach, Inc.) between 1993 and 2018. From July 2017 to December 2018, Mr. Bickley was the President of Global Business and Strategic Alliances Development for Tapestry. Previously, he held the office of President at the Coach International Group from August 2013 to July 2017, President at the Coach International from February 2006 to August 2013, President and CEO of Coach Japan from August 2001 to February 2006, Vice-President at Coach Japan from 1997 to 2001 and held other senior offices since he joined the company in 1993. Mr. Bickley became a member of the Board of Directors of Crocs, Inc, (CROX/NASDAQ) in 2015 and was a member of the Compensation Committee from 2015 to 2019. Currently, he works at the Audit Committee (since 2019) and at the China Acceleration Committee as Chairman (since 2019). Mr. Bickley joined the Board of Directors of Natura Cosméticos in 2019 and is currently an independent member of the Board of Directors and member of the Strategic Committee of Natura & Co Holding S.A. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Antônio Luiz da Cunha Seabra - 332.927.288-00

Antônio Luiz da Cunha Seabra founded Natura Cosméticos in 1969 and started his activities at the Company’s Board of Directors in 1998. Since then he has dedicated himself to the construction and development of said company. He started with a small store at Rua Oscar Freire wherein he provided customized consultancy services. Five years later, he expanded the reach of his message and products by adopting the sales method through relations with consultants as Natura’s business model. With a degree in Economics, Luiz Seabra developed new products, languages and messages for the beauty industry. He participated actively in the transformation of the organization in one of the largest cosmetics companies in the world, strongly committed with ethics and sustainability. He is currently co-chairman of the Board of Directors of Natura &Co Holding and director of Instituto Natura.

Currently, Antonio Luiz holds the following positions in other companies or organizations from the voluntary sector: (i) Executive Officer at Orexis Participações Ltda. (Ownership Interests); (ii) Chief Executive Officer at VivaVida Instituto de Ações Solidárias (Institute); (iii) Chief Executive Officer at Lisis Participações S.A (Holding Company); (iv) Executive Officer at Homagus Adm. E Participações Ltda. (Administration); (v) Manager at Janos Com. Adm. e Participações Ltda. (Holding Company); (vi) Managing Officer at Axioma Adm. e Participações Ltda. (Administration); (vii) Chief-Executive Officer at Heuris Adm. e Consultoria Ltda (Administration); (viii) Chief Executive Officer at Lisis Gestão de Participações S.A.. Out of the companies mentioned above, all of them are part of the issuer’s economic group or controlled by the issuer’s shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of the issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Pedro Luiz Barreiros Passos - 672.924.618-91

Pedro Luiz Barreiros Passos is co-founder of Natura Cosméticos and started his activities at the Board of Directors of the Company in 1998. He is currently co-chairman of the Board of Directors and member of the Corporate Governance Committee of Natura &Co Holding S.A. and board member of Instituto Natura. Pedro holds a Bachelor’s degree in Production Engineering from the Polytechnic School of the University of São Paulo - USP, with a major in Business Administration from Getúlio Vargas Foundation - FGV. Pedro works in different entities and organizations, as listed below:

(i) Member of the Board of Directors of IEDI (Institute); (ii) Member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de São Paulo - FAPESP (Foundation for Support to Research of the State of São Paulo) (Public Foundation); (iii) Member of the Board of Directors of Endeavor (Institute); (iv) Member of the Board of Directors of Dom Cabral Foundation (Education); (v) Chairman of the Board of Directors of SOS Mata Atlântica (Institute); (vi) Member of the Board of Directors of Instituto Semeia (Institute); (vii) Member of the Board of Directors of AC Camargo since 2018 (Private Foundation); (viii) Member of the Board of Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII (Private Foundation).

Out of the companies mentioned above, only (i) and (ii) are part of the issuer’s economic group or controlled by the issuer’s shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of the issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Nancy Killefer - 000.000.000-00

American Passport 515398235

Nancy Killefer was a senior partner at McKinsey & Company, an international management advisory company, until her retirement in August 2013. Ms. Killefer started at McKinsey in 1979 and held a series of leadership offices, including member of the company’s governance board. Nancy also led the recruitment sector and presided over several assessment and compensation committees. From 2000 to 2007, she managed McKinsey office in Washington, D.C. From 1997 to 2000, Nancy was Deputy Secretary of the Management, Financial Officer and Operational Officer of the US Treasury Department. In 2000, she returned to McKinsey to create and lead the Public Sector department. She was also a member of the Oversight Board of the U.S. Internal Revenue Service, from 2000 to 2005, and chairperson of the same body from 2002 to 2004. In addition, she was chairwoman and member of the board of CSRA until 2018, a member of the board of Taubman & Company until 2020 and member of The Advisory Board until 2017. Ms. Killefer was a member of the board of Avon Products, Inc. since 2013, and was Chairwoman of the Committee of Appointment and Corporate Governance and member of the Compensation Committee. In 2020, she was appointed by Natura &Co to occupy the position of independent member of the Group’s Board of Directors. Ms. Killefer currently holds the following offices in other companies or organizations of the voluntary sector: (ii) Independent Member of the Board of Directors and Member of the Compensation and Management Development Committee of Cardinal Health, Inc.; and (ii) Independent Member of the Board of Directors and Chairwoman of the Privacy Committee and Member of the Audit Committee of Facebook, Inc. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Wyllie Don Cornwell - 000.000.000-00

American Passport No. 565384549

Mr. Cornwell was Chairman of the Board and Chief Executive Officer at Granite Broadcasting Corporation from 1988 until his retirement in August 2009, and worked as Vice-Chairman of the Board until December 2009. Previously, Mr. Cornwell worked as Chief Operating Officer of the Corporate Finance Committee of Goldman, Sachs & Co., from 1980 to 1988, and as Vice-President of the Investment Banking Division, from 1976 to 1988. Mr. Cornwell was an Independent Officer, Chairman of the Audit Committee, Chairman of the Regulation and Compliance Committee and a member of the Compensation, Corporate Governance and Science, Sustainability and Technology Committees of Pfizer, Inc. Mr. Cornwell retired from the board of Pfizer in 2020 and was appointed by Pfizer to act as (i) a member of the Board of Viatris, Inc., a new health company created from the consolidation of Upjohn, a company that is part of Pfizer business, and Mylan. Currently, Mr. Cornwell also works as (ii) trustee of Big Brothers Big Sisters of New York and Vice-Chairman and (iii) member of the board of Blue Meridian Partners Inc., a non-profit organization. Mr. Cornwell is (iv) an Independent Officer, Chairman of Compensation and Management Resources and Member of the Appointment and Corporate Governance Committees of the American International Group, Inc. Mr. Cornwell was appointed Lead Director of the Board of Directors of Avon in March 2016 and has worked as a member of the Board of Avon since 2002, was Chairman of the Finance Committee, member of the Audit Committee and of the Appointment and Corporate Governance Committee. Mr. Cornwell was elected as member of the Board of Directors of Natura & Co Holding in 2020.

Currently, he holds the following positions in other companies or organizations from the voluntary sector: (i) Member of the Board of Directors of Blue Meridian Partners, Inc.; (ii) Independent Member of the Board of Directors, Chairman of Compensation and Management Funds, and Member of the Appointment and Corporate Governance Committees of American International Group, Inc.; (iii) member of the Board of Viatris, Inc.; and (iv) Trustee of Big Brother Big Sisters of New York City. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Andrew George McMaster Jr. - 000.000.000-00

American Passport No. 518145244

Andrew was deputy executive officer and vice-chairman of the board of directors of Deloitte & Touche LLP from 2010, and vice-president of Deloitte LLP from 2003 to his retirement in May 2015. He started his activities at Deloitte in 1976 and held several leadership positions both in the national and international scopes, including as National Managing Member of Deloitte, working in programs directed to CEO clients, as well as leader of Global Litigation and Forensic Advisory practice of Deloitte in the USA. Andrew has been an officer of Avon Products, Inc. since 2018, and chairman of the Audit Committee and of the Financial Committee. In 2020, he was appointed by Natura &Co. Holding S.A. to occupy the position of independent member of the Group’s Board of Directors.

Andrew currently holds the following positions in other companies or organizations from the voluntary sector: (i) Member of the Board of Directors, Member of the Compensation Committee and Chairman of the Audit Committee of Black & Veatch Holding Company, (ii) member of the Board of Directors, Member of Risk Committee and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, an intermediary holding company of the United States for UBS Group in Switzerland and (iii) Member of the Board of Trustees, Vice-chairman of the Chairmen Recruitment Committee, Member of the Executive Committee, of the Financial Management and Governance Committee, as well as Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Guilherme Peirão Leal - 383.599.108-63

Guilherme Peirão Leal holds a degree in Business Administration from the University of São Paulo (USP) and is a former student of the Advanced Administration Program of FDC/INSEAD. He is a co-founder of Natura Cosméticos and started his activities in the Company’s Board of Directors in 1998. He is currently co-chairman of the Board of Directors of Natura &Co Holding and director of Instituto Natura. In the past 25 years, he participated in the creation and promotion of various companies and social organizations, such as the Abrinq Foundation for the Rights of Children and Adolescents, the Ethos Institute of Enterprises and Social Responsibility and the Akatu Institute for Conscious Consumption. He also participated in institutions such as Ashoka – Social Entrepreneurship. After 2000, he was closely involved in various environmental institutions, such as the Brazilian Fund for Biodiversity (Funbio) and WWF Brasil. In 2007, he was one of the founders of Movimento Nossa São Paulo, which seeks to engage various sectors of the local society aiming at a better, fairer and more sustainable city. Since 2008, he has been focused on structuring his legacy through the Arapyaú Institute, an organization focused on sustainable development and education. In the national elections of 2010, Guilherme Leal joined former Senator Marina Silva, then from the Green Party, as candidate for Vice- Presidency. Together, they received approximately 20 million votes. In 2012, he helped to fund the Political Action Network for Sustainability - RAPS, a non-partisan institution focused on identifying, supporting, developing and congregating political leaders committed to ethical values and to the construction of an inclusive and sustainable development. In the same year, he joined the B-Team, a group formed by international leaders, the purpose of which is to engage corporations and leaders from all over the word with a new vision of business success, by incorporating social and environmental objectives into profit.

Guilherme currently holds the following positions in other companies or organizations from the third sector: (i) Chief Executive Officer at Maraé Investimentos Ltda. (Manager); (ii) Manager of Janos Administração e Participações Ltda. (Holding Company); (iii) President of Utopia Participações S.A. (Holding Company); (iv) Executive Officer at Dédalus Administração e Participações Ltda. (Management); (v) Executive Officer at SG Debret Participações Ltda. (Management); (vi) Executive Officer at Modusvivendi Participações Ltda. (Ownership Interest); (vii) Chairman of the Board of Directors of the Political Action Network for Sustainability - RAPS (Institute); (viii) Member of the Leadership Group of The BTeam (Association); (ix) Member of the Board of Directors of the Arapyau Institute of Education and Sustainable Development (Institute); (x) Member of the Board of Directors of Biofílica Investimentos Ambientais S/A (Investments), (xi) Member of the Board of Directors of Instituto Natura (OSCIP), and (xii) Member of the Advisory Board of Sempre FEA (Association). Out of the companies mentioned above, companies (i) to (vi) are part of the issuer’s economic group or are controlled by a shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity.

He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Carla Schmitzberger - 667.280.967-87

Carla Schmitzberger has a degree in Chemical Engineering from the University of Cornell (Ithaca, NY, USA - 1984). She attended an extension course in Strategic People Management at the FDC/INSEAD (2001). Carla was Vice-President of the Sandals Division of Alpargatas S.A., head of global business of Havaianas and Statutory Officer of the company throughout her 13-year tenure therein, ended in December 2019. She previously worked at Citibank for 8 years, having held various positions: Vice-President of Marketing and Products (Credicard S.A.), Vice-President of Marketing (Citibank Consumer) and Head of Citibank Credit Cards Brazil. At Citibank, she was also responsible for Marketing and Decision Management for Latin America for one year. Previously, she worked in the consumer goods area for 11 years at Procter & Gamble in various countries (Germany, Canada and Brazil) in various product categories (Detergents, Hygiene and Cleaning Products, Cosmetics and Diapers) and at Johnson & Johnson in Brazil for more than two and a half years. She started her activities at the Board of Directors of Natura Cosméticos in 2016 and is currently an independent member of the Board of Directors of Natura &Co. Holding S.A., member of the Organizational Development and Personnel Committee and of the Strategic Committee.

Carla is currently an independent member of the Board of Directors of Lojas Marisa S.A. (Retail) and of Arco Platform Limited (Ed Tech). The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Roberto de Oliveira Marques - 090.072.488-98 Brazilian Passport No. YC375214

Roberto Marques holds a degree in Business Administration from Getúlio Vargas Foundation of São Paulo (FGV-SP) and a post-graduate degree at the Kellogg School of Management at Northwestern University and at The Wharton School at the University of Pennsylvania. Roberto started his activities at Natura in 2016 as a member of the Board of Directors. Currently, he is the Board of Directors’ Executive Chairman and Chief Officer of Natura & Co. Group. Before that, he worked as EVP/President for North America at Mondeléz International, and, for more than 25 years, Roberto worked at Johnson & Johnson as President of the Group for North America and held several other global senior executive positions in the segment of Beauty, Baby, Personal Care, Medical Devices and free sale, working and residing in countries such as Brazil, Colombia, the United Kingdom and the United States. Previously, Roberto was a member of the board of Consumer Health Care Products Association (CHPA), of Enactus, of Grocery Manufacturers Association (GMA) and member of the Brazil-USA Business Committee of the US Chamber of Commerce.

He is currently member of the Advisory Committee of USTA Foundation and, at Natura & Co, he works together with the main international players, leading the group’s work in the support to the UN Sustainable Development Goals (SDG’s). He is member of the Board and sole representative of Latin America for the United Nations Global Compact (UNGC), the world’s largest sustainability initiative. .

Out of the companies mentioned above, none of them is a part of the issuer’s economic group or is controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Georgia Garinois-Melenikiotou – 000.000.000-00

Greek Passport No. AP2166738

Georgia Garinois-Melenikiotou is the former vice-chief officer of corporate marketing of Estée Lauder Companies (ELC), responsible for the marketing excellence resources for the entire portfolio of the more than 30 brands of ELC, globally. She reported to the CEO and was a member of the ELC leadership team. Over the 11 years she worked at ELC, she led the company during its “digital first” transformation.

Before joining Estée Lauder, Ms. Garinois-Melenikiotou worked for 27 years at Johnson & Johnson, where she held leadership offices in seven countries, including Global President of Beauty EMEA, J&J France President and Global Strategy and New Growth President. She was one of the developers of the Global Business Unit J&J Beauty and led the creation of the consumption company J&J in France.

Ms. Garinois-Melenikiotou is Independent External Officer at Inspire Medical (NYSE: INSP), Pulmonx (NYSE: LUNG) and Almirall SA (BME: ALM). Ms. Garinois-Melenikiotou is from Greece and has a Master’s degree in Mechanical Engineering from the National Polytechnic of Athens, and an MBA from MIT Sloan. She studied at MIT Sloan as a Fulbright scholarship holder and is currently a board member.

She has not been subject, over the past five (5) years, to any criminal conviction; no conviction in an administrative proceeding by the Securities Commission (CVM) and to no final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Helmut Bossert - 480.672.378-91

Helmut Bossert is a member of the Fiscal Council of Natura &Co Holding S.A and has a vast experience in the Brazilian capital market, especially in shares, issuance of Eurobonds and debentures and in transactions with financial institutions in Brazil and abroad. He was also actively involved in IPOs, listings in the “Novo Mercado” segment of B3, and in the NYSE (including with level III ADRs). Mr. Bossert joined Corp-Group Conexões de Valor in 2015 as an Investors Relations, Corporate Governance, IPO-PMO Capital Market, ESG Communications Consultant. Before Corp-Group, he worked as an investor relations officer at Natura Cosméticos and took part in Natura’s IPO in 2004. He also significantly contributed to the implementation of the corporate actions for Natura’s governance structure. He was also the Capital Market and Investors Relations Officer at SABESP and led its IPO in the “Novo Mercado” at Bovespa, with a level III ADR program at NYSE. He also worked at Unibanco, where he occupied different positions, such as Investment Analyst, Corporate Officer, Portfolio and Institutional Sales Manager. Mr. Bossert holds a BA in Economics from the Pontifical Catholic University and in Capital Markets from the University of São Paulo.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Eduardo Rogatto Luque - 142.773.658-84

Eduardo Rogatto Luque is a member and current Chairman of the Fiscal Council of Natura &Co Holding S.A. He has nearly 32 years of experience in auditing and assisting clients with complex and unique accounting needs, especially those involving the US GAAP and IFRS, in Brazil and abroad. Eduardo has accumulated 27 years of experience at PwC (1989 - 2016), including 13 years as a partner (2004 - 2016). During his career at PwC, he was seconded to the USA for three years, was in charge of the Engineering and Construction Industry and of Japan Desk in Brazil, and was also a member of the Audit Global Quality Review Program in Brazil and Ecuador. Mr. Eduardo has a vast experience with large complex and multinational companies (Ambev, Kroton, Bayer, GP Investimentos, Tempo Participações, Alcoa, DuPont, Qualicorp, Sonae Sierra, Helbor, Gafisa, etc.) and with Initial Public Offering processes (IPOs) and filings with the SEC. Eduardo joined as a partner in Irko Group in august 2016. He is Chairman of the Board of Qualicorp S.A., permanent member of the Fiscal Councils of Itaúsa S.A. and of Zerrenner Foundation (Ambev Foundation), as well as deputy member of the Fiscal Council of Ambev S.A. He is a member of the Executive Committee of companies of Irko Group (Irko Serviços Contábeis, Irko Hirashima Auditores Independentes, Adamas Enterprise). He is also the Vice- President of the Brazilian Association of Administrative Service Providers (ABRAPSA). Mr. Eduardo holds a degree in Accounting from PUC São Paulo, holds the title of Certified Public Accountant (CPA) in the USA, an MBA in Controllership from USP São Paulo, and participated in APG’s Senior Leadership Program in Amana-Key - São Paulo.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Carlos Elder Maciel de Aquino - 226.993.094-00

Carlos Elder Maciel de Aquino is a member and current Vice-Chairman of the Fiscal Council of Natura &Co Holding S.A. Mr. Elder holds a bachelor’s degree in Accounting from the Federal University of Pernambuco (UFPE) and a master’s degree in Accounting and Actuarial Sciences from the Pontifical Catholic University of São Paulo (PUC-SP). He holds an MBA in Finance from IBMEC-SP and an MBA in Finance and Controllership from the University of São Paulo (USP-SP), as well as a specialization in Economic Engineering from the Catholic University of Pernambuco (UNICAP-PE). He has worked as an officer at Unibanco, Itaú Unibanco and KPMG Brasil, Diagnóstico da América S.A., among others. Mr. Elder has been a professor at the Institute for Accounting, Actuarial and Financial Research (FIPECAFI) since 1995. He is the author and co-author of articles published in national and international books and magazines on finance, accounting, governance, regulatory and audit aspects. He also has experience with executive positions in the financial, audit, healthcare and private pension plan segments and the third sector, in addition to working as a member of the board of directors and audit, risk management, internal control, money laundering prevention committees and fiscal council. He is currently a member of the board of directors and coordinator of the Audit Committee of Locaweb S.A, chairman of the audit committee of Banco Pine S.A and of the Federal Economists Foundation (FUNCEF). He is also a coordinating-member of the audit committee and of the risk management committee of International Meal Company Alimentos S.A., coordinating-member of the audit committee of CRM Participações S.A., member of the audit committee of São Paulo Turismo S.A and member of the fiscal council of Folha Participações S.A.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Type of Conviction	Description of Conviction
Joselena Peressinoto Romero - 120.693.958-39 N/A João Paulo Brotto Gonçalves Ferreira - 050.269.878-00 N/A
Itamar Gaino Filho - 272.341.378-07 N/A
José Antonio de Almeida Filippo - 750.801.417-00 N/A
Moacir Salzstein - 036.269.088-01
N/A
Viviane Behar de Castro - 075.375.618-85 N/A Gilberto Mifano - 566.164.738-72
N/A
Fábio Colletti Barbosa - 771.733.258-20 N/A Jessica DiLulio Herrin - 000.000.000-00 N/A
Ian Martin Bickley - 000.000.000-00 N/A
Antônio Luiz da Cunha Seabra - 332.927.288-00 N/A
Pedro Luiz Barreiros Passos - 672.924.618-91 N/A
Nancy Killefer - 000.000.000-00 N/A
Wyllie Don Cornwell - 000.000.000-00
N/A
Andrew George McMaster Jr. - 000.000.000-00 N/A Guilherme Peirão Leal - 383.599.108-63 N/A
Carla Schmitzberger - 667.280.967-87
N/A

Roberto de Oliveira Marques - 090.072.488-98 N/A Georgia Garinois-Melenikiotou – 000.000.000-00
N/A
Helmut Bossert - 480.672.378-91 N/A Eduardo Rogatto Luque - 142.773.658-84 N/A
Carlos Elder Maciel de Aquino - 226.993.094-00 N/A

12.7/8 - Composition of the Committees

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of office
Tax ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive Terms of Office	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer
Gilberto Mifano	Audit Committee Statutory Audit Committee not subject to CVM Rule		Chairman of the Committee	11/11/1949 01/30/2020	10 years
		No. 308/99
566.164.738-72		Manager		01/30/2020	0	100.00%
Independent Board Member
Roberto de Oliveira Marques	Audit Committee	Statutory Audit Committee not subject to CVM Rule No. 308/99	Committee Member (Permanent)	07/13/1965 01/30/2020	10 years
090.072.488-98		Manager		01/30/2020	0	100.00%
Chief Executive of the Group and Executive Chairman of the Board of Directors
Fábio Colletti Barbosa	Audit Committee	Statutory Audit Committee not subject to CVM Rule No. 308/99	Committee Member (Permanent)	10/03/1954	01/30/2020	10 years
771.733.258-20		Manager		01/30/2020	0	90.90%
Independent Board Member
Andrew George McMaster Jr.	Audit Committee	Statutory Audit Committee not subject to CVM Rule No. 308/99	Committee Member (Permanent)	11/04/1952	01/30/2020	10 years
000.000.000-00		Businessman		01/30/2020	0	100.00%
Independent Board Member
Luiz Carlos Passetti	Audit Committee	Statutory Audit Committee not subject to CVM Rule No. 308/99	Committee Member (Permanent)	10/07/1958	03/30/2020	10 years
001.625.898-32		Accountant		03/30/2020	0	100.00%
NA
Fábio Colletti Barbosa	Organizational Development and Personnel Committee		Chairman of the Committee	10/03/1954	01/30/2020	2 years
771.733.258-20		Manager		01/30/2020	0	85.71%
Independent Board Member
Roberto de Oliveira Marques	Organizational Development and Personnel Committee		Committee Member (Permanent)	07/13/1965	01/30/2020	2 years
090.072.488-98		Manager		01/30/2020	0	0.00%

12.7/8 - Composition of the Committees

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of office
Tax ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive Terms of Office	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer
Chief Executive of the Group and Executive Chairman of the Board of Directors			01/30/2020	0	100%
Carla Schmitzberger	Organizational Development and Personnel Committee		Committee Member (Permanent)	06/21/1962	01/30/2020	2 years
667.280.967-87		Engineer		01/30/2020	0	100.00%
Independent Board Member
Nancy Killefer	Organizational Development and Personnel Committee		Committee Member (Permanent)	11/16/1953	01/30/2020	2 years
000.000.000-00		Businesswoman		01/30/2020	0	100.00%
Independent Board Member
Roberto de Oliveira Marques	Other Committees		Chairman of the Committee	07/13/1965	01/30/2020	2 years
090.072.488-98	Strategic Committee	Manager		01/30/2020	0	100.00%
Chief Executive of the Group and Executive Chairman of the Board of Directors
Carla Schmitzberger	Other Committees		Others	06/21/1962	01/30/2020	2 years
667.280.967-87	Strategic Committee	Engineer	Committee Member	01/30/2020	0	100.00%
Independent Board Member
Ian Martin Bickley	Other Committees		Committee Member (Permanent)	10/02/1963	01/30/2020	2 years
000.000.000-00	Strategic Committee	Economist		01/30/2020	0	100.00%
Independent Board Member
Guilherme Peirão Leal	Other Committees		Chairman of the Committee	02/22/1950	01/30/2020	2 years
383.599.108-63	Corporate Governance Committee	Manager		01/30/2020	0	100.00%
Co-Chairman of the Board
Pedro Luiz Barreiros Passos	Other Committees		Committee Member (Permanent)	06/29/1951	01/30/2020	2 years
672.924.618-91	Corporate Governance Committee	Engineer		01/30/2020	0	100.00%
Co-Chairman of the Board
Antônio Luiz da Cunha Seabra	Other Committees		Committee Member (Permanent)	03/23/1942	01/30/2020	2 years
332.927.288-00	Corporate Governance Committee	Economist		01/30/2020	0	100.00%
Co-Chairman of the Board
Roberto de Oliveira Marques	Other Committees		Committee Member (Permanent)	07/13/1965	01/30/2020	2 years

12.7/8 - Composition of the Committees

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of office
Tax ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive Terms of Office	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer
090.072.488-98	Corporate Governance Committee	Manager		01/30/2020	0	100.00%
Group’s Chief Officer and Executive Chairman of the Board of Directors
Roberto de Oliveira Marques	Other Committees		Chairman of the Committee	07/13/1965	01/30/2020	2 years
090.072.488-98	Group’s Operational Committee	Manager		01/30/2020	0	100.00%
Group’s Chief Officer and Executive Chairman of the Board of Directors
João Paulo Brotto Gonçalves Ferreira	Other Committees		Committee Member (Permanent)	12/09/1967	01/30/2020	2 years
050.269.878-00	Group’s Operational Committee	Engineer		01/30/2020	0	100.00%
Executive Officer for Latin America
David Philip Boynton	Other Committees		Committee Member (Permanent)	03/30/1963	01/30/2020	2 years
000.000.000-00	Group’s Operational Committee	Food Scientist		01/30/2020	0	100.00%
The Body Shop Chief Executive Officer
Michael O’Keeffe	Other Committees		Committee Member (Permanent)	03/15/1970	01/30/2020	2 years
000.000.000-00	Group’s Operational Committee	Engineer		01/30/2020	0	100.00%
Aesop Chief Executive Officer
Robert Claus Chatwin	Other Committees		Committee Member (Permanent)	05/16/1970	01/30/2020	2 years
570.897.013-87	Group’s Operational Committee	Economist		01/30/2020	0	100.00%
Transformation Officer
Paula Leeson Fallowfield	Other Committees		Committee Member (Permanent)	08/22/1967	01/30/2020	2 years
000.000.000-00	Group’s Operational Committee	Political Scientist		01/30/2020	0	100.00%
Human Resources Officer
Joselena Peressinoto Romero	Other Committees		Committee Member (Permanent)	05/18/1967	01/30/2020	2 years
120.693.958-39	Group’s Operational Committee	Engineer		01/30/2020	0	100.00%
Chief Global Operations and Purchasing Officer
Itamar Gaino Filho	Other Committees		Committee Member (Permanent)	10/18/1976	01/30/2020	2 years
272.341.378-07	Group’s Operational Committee	Lawyer		01/30/2020	0	100.00%
Chief Legal & Compliance Officer

12.7/8 - Composition of the Committees

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of office
Tax ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive Terms of Office	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer
José Antonio de Almeida Filippo	Other Committees		Committee Member (Permanent)	10/27/1960	01/30/2020	2 years
750.801.417-00	Group’s Operational Committee	Engineer		01/30/2020	0	100.00%
Chief Financial Officer
Silvia Freire Dente da Silva Dias Lagnado	Other Committees		Committee Member (Permanent)	08/25/1963	01/30/2020	2 years
086.908.868-85	Group’s Operational Committee	Engineer		01/30/2020	0	100.00%
Vice-President of Sustainable Growth
Kay Nemoto	Other Committees		Committee Member (Permanent)	12/07/1971	01/30/2020	2 years
000.000.000-00	Group’s Operational Committee	Executive		01/30/2020	0	100.00%
Chief of Staff
Angela Cretu	Other Committees		Committee Member (Permanent)	09/10/1974	01/30/2020	2 years
000.000.000-00	Group’s Operational Committee	Executive		01/30/2020	0	100.00%
Chief Executive Officer of Avon International
Professional experience / Independence Criteria

Gilberto Mifano - 566.164.738-72

Gilberto Mifano holds a degree in Business Administration from the Business Administration College of the Getúlio Vargas Foundation of São Paulo (FGV-SP), 1972. He is currently an independent member of the board of directors of Cielo S/A - since 2009, of TOTVS S/A - since 2017, of Pacaembu Construtora S/A - since 2018 and an advisory director for Pragma Patrimônio Ltda - since 2009. From 1994 to 2008 he was CEO at BOVESPA - Bolsa de Valores of São Paulo and CBLC - Companhia Brasileira de Liquidação e Custódia and later, in 2008 and 2009, he was Chairman of The Board of Directors of BM&FBOVESPA – Bolsa de Valores Mercadorias e Futuros S/A. He was also independent director for SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A and member of the Committee for Sustainability of Banco Santander Brasil S/A. On an international level, for approximately 8 years, he was member and vice-president of the executive committees of WFE – World Federation of Exchanges and FIAB – Federación Latino Americana de Bolsas. Before 1994, he was an executive and officer in financial institutions in Brazil. At Natura, Gilberto Mifano worked as advisor of the Audit, Risk Management and Finance Committee from 2009 to 2016 and started his activities at the Board of Directors of Natura Cosméticos in 2017. He is currently an independent member of the Board of Directors of Natura &Co Holding S.A. and Chairman of the Audit, Risk Management and Finance Committee.

Currently, Gilberto Mifano holds the following positions in other companies or organizations from the third sector: (i) member of the Fiscal Council of the Arapyau Institute; (ii) member of the Decision-Making Council of RAPS - Political Action Network for Sustainability (Institute); (iii) member of the Fiscal Council of CIEB - Innovation Center for Education (Institute); In the past, he was (iv) tax director of the Natura Institute and (v) chairman of the Board of Directors of IBGC – Brazilian Institute of Corporate Governance and (vi) member of the Fiscal Council of Amigos da Poli (Institute). Out of the companies mentioned above, companies (i), (ii), (iv) and (vi) are controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Roberto de Oliveira Marques - 090.072.488-98

Roberto Marques holds a degree in Business Administration from Getúlio Vargas Foundation of São Paulo (FGV-SP) and a post-graduate degree at the Kellogg School of Management at Northwestern University and at The Wharton School at the University of Pennsylvania. Roberto started his activities at Natura in 2016 as a member of the Board of Directors. Currently, he is the Board of Directors’ Executive Chairman and Chief Officer of Natura & Co. Group. Before that, he worked as EVP/President for North America at Mondeléz International, and, for more than 25 years, Roberto worked at Johnson & Johnson as President of the Group for North America and held several other global senior executive positions in the segment of Beauty, Baby, Personal Care, Medical Devices and free sale, working and residing in countries such as Brazil, Colombia, the United Kingdom and the United States. Previously, Roberto was a member of the board of Consumer Health Care Products Association (CHPA), of Enactus, of Grocery Manufacturers Association (GMA) and member of the Brazil-USA Business Committee of the US Chamber of Commerce.

He is currently member of the Advisory Committee of USTA Foundation and, at Natura & Co, he works together with the main international players, leading the group’s work in the support to the UN Sustainable Development Goals (SDG’s). He is member of the Board and sole representative of Latin America for the United Nations Global Compact (UNGC), the world’s largest sustainability initiative.

Out of the companies mentioned above, none of them is a part of the issuer’s economic group or is controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa is a member of the board of directors of Itaú-Unibanco, Gávea Investimentos, CBMM (Brazilian Company of Metalworking and Mining) and Hering. Fábio Barbosa started his activities in the Board of Directors of Natura Cosméticos in 2017 and is currently an independent member of the Board of Directors of Natura &Co Holding S.A., of the Audit, Risk Management and Finance Committee and of the Organizational Development and Personnel Committee. Fábio was president of Bank ABN Amro Real since 1996 and, in 2008, following the acquisition of Bank Real by Santander, he became president of Santander Brazil. From 2007 to 2011, he was also president of Febraban. Between 2011 and early 2015, he was president of Abril Mídia. Currently, Fábio is also a board member of the Osesp Foundation; Chairman of the board of Empreender Endeavor Institute; Chief Officer of the board of Fundação Itaú; member of the Board of the Public Leadership Center (CLP) and the UN Foundation, to support the UN. In 2011, he was recognized a Personality of the Year, by the Brazil-United States Chamber of Commerce, in New York. In 2012, he received the prize Campeões da Terra, granted by PNUMA (United Nations Environmental Program), due to his business vision. And in 2017, he was recognized by the Worldfund for Education for bringing the topic of value to the forefront of the discussion. Fábio holds a degree in Business Administration from the Getúlio Vargas Foundation of São Paulo and holds an MBA from the Institute for Management Development (IMD), in Lausanne, in Switzerland.

Currently, Fábio holds the following positions in other companies or organizations from the third sector: (i) Member of The Board of Directors of Fundação OSESP (Foundation); (ii) Member of the Board of Directors of UN Foundation (Foundation); (iii) Chairman of The Board of Directors of Instituto Empreender Endeavor (Institute); (iv) Member of the Investment Committee of Gávea Investments (Financial institution); (v) Member of the Board of Directors of Itaú Unibanco Holding S.A. (Financial institution); (vi) Member of the Board of Directors of the Brazilian Metalworking and Mining Company – CBMM (Mining); (vii) Member of the Board of Directors of Cia. Hering (Clothing); (viii) member of the Board of Directors of the Public Leadership Center – CLP (Institute); and (ix) Chief Officer of the Board of Directors of Fundação Itaú (Foundation). Out of the companies mentioned above, none of them is a part of the issuer’s economic group or is controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Andrew George McMaster Jr. - 000.000.000-00

American Passport No. 518145244

Andrew G. McMaster Jr.

Andrew was deputy executive officer and vice-chairman of the board of directors of Deloitte & Touche LLP from 2010, and vice-president of Deloitte LLP from 2003 to his retirement in May 2015. He started his activities at Deloitte in 1976 and held several leadership positions both in the national and international scopes, including as National Managing Member of Deloitte, working in programs directed to CEO clients, as well as leader of Global Litigation and Forensic Advisory practice of Deloitte in the USA. Andrew has been an officer of Avon Products, Inc. since 2018, and chairman of the Audit Committee and of the Financial Committee. In 2020, he was appointed by Natura &Co. Holding S.A. to occupy the position of independent member of the Group’s Board of Directors.

Andrew currently holds the following positions in other companies or organizations from the voluntary sector: (i) Member of the Board of Directors, Member of the Compensation Committee and Chairman of the Audit Committee of Black & Veatch Holding Company, (ii) member of the Board of Directors, Member of Risk Committee and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, an intermediary holding company of the United States for UBS Group in Switzerland and (iii) Member of the Board of Trustees, Vice-chairman of the Chairmen Recruitment Committee, Member of the Executive Committee, of the Financial Management and Governance Committee, as well as Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Luiz Carlos Passetti - 001.625.898-32

Luiz Carlos Passetti is an accountant graduated from the Economic Sciences College of São Paulo, with courses at the Getúlio Vargas Foundation and Harvard. He has over 35 years of experience in audit and consultancy at EY, being a partner for the last 25 years. Throughout his career, he has dedicated himself to large Brazilian and international companies listed both at the CVM and at SEC. He was the chairman of the Governance Board of EY South America and a member of the Board of EY Americas and Global. Passetti is also a member of the Audit, Finance and Risk Committee of Marilan S.A. and of the Audit and Risk Committee of the IBGC - Brazilian Institute of Corporate Governance.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Carla Schmitzberger - 667.280.967-87

Carla Schmitzberger has a degree in Chemical Engineering from the University of Cornell (Ithaca, NY, USA - 1984). She attended an extension course in Strategic People Management at the FDC/INSEAD (2001). Carla was Vice-President of the Sandals Division of Alpargatas S.A., head of global business of Havaianas and Statutory Officer of the company throughout her 13-year tenure therein, ended in December 2019. She previously worked at Citibank for 8 years, having held various positions: Vice-President of Marketing and Products (Credicard S.A.), Vice-President of Marketing (Citibank Consumer) and Head of Citibank Credit Cards Brazil. At Citibank, she was also responsible for Marketing and Decision Management for Latin America for one year. Previously, she worked in the consumer goods area for 11 years at Procter & Gamble in various countries (Germany, Canada and Brazil) in various product categories (Detergents,

Hygiene and Cleaning Products, Cosmetics and Diapers) and at Johnson & Johnson in Brazil for more than two and a half years. She started her activities at the Board of Directors of Natura Cosméticos in 2016 and is currently an independent member of the Board of Directors of Natura &Co. Holding S.A., member of the Organizational Development and Personnel Committee and of the Strategic Committee.

Carla is currently an independent member of the Board of Directors of Lojas Marisa S.A. (Retail) and of Arco Platform Limited (Ed Tech). The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security. She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Nancy Killefer - 000.000.000-00

American Passport 515398235

Nancy Killefer was a senior partner at McKinsey & Company, an international management advisory company, until her retirement in August 2013. Ms. Killefer started at McKinsey in 1979 and held a series of leadership offices, including member of the company’s governance board. Nancy also led the recruitment sector and presided over several assessment and compensation committees. From 2000 to 2007, she managed McKinsey office in Washington, D.C. From 1997 to 2000, Nancy was Deputy Secretary of the Management, Financial Officer and Operational Officer of the US Treasury Department. In 2000, she returned to McKinsey to create and lead the Public Sector department. She was also a member of the Oversight Board of the U.S. Internal Revenue Service, from 2000 to 2005, and chairperson of the same body from 2002 to 2004. In addition, she was chairwoman and member of the board of CSRA until 2018, a member of the board of Taubman & Company until 2020 and member of The Advisory Board until 2017. Ms. Killefer was a member of the board of Avon Products, Inc. since 2013, and was Chairwoman of the Committee of Appointment and Corporate Governance and member of the Compensation Committee. In 2020, she was appointed by Natura &Co to occupy the position of independent member of the Group’s Board of Directors. Ms. Killefer currently holds the following offices in other companies or organizations of the voluntary sector: (ii) Independent Member of the Board of Directors and Member of the Compensation and Management Development Committee of Cardinal Health, Inc.; and (ii) Independent Member of the Board of Directors and Chairwoman of the Privacy Committee and Member of the Audit Committee of Facebook, Inc. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Ian Martin Bickley - 000.000.000-00

British Passport No. 538953627

Mr. Bickley was Executive Officer at Tapestry, Inc. (“Tapestry”), a company listed at NYSE encompassing modern luxury lifestyle and accessories brands, including Coach, Kate Spade and Stuart Weitzman, until December 2018. Mr. Bickley held different executive offices at Tapestry (former Coach, Inc.) between 1993 and 2018. From July 2017 to December 2018, Mr. Bickley was the President of Global Business and Strategic Alliances Development for Tapestry. Previously, he held the office of President at the Coach International Group from August 2013 to July 2017, President at the Coach International from February 2006 to August 2013, President and CEO of Coach Japan from August 2001 to February 2006, Vice-President at Coach Japan from 1997 to 2001 and held other senior offices since he joined the company in 1993. Mr. Bickley became a member of the Board of Directors of Crocs, Inc, (CROX/NASDAQ) in 2015 and was a member of the Compensation Committee from 2015 to 2019. Currently, he works at the Audit Committee (since 2019) and at the China Acceleration Committee as Chairman (since 2019). Mr. Bickley joined the Board of Directors of Natura Cosméticos in 2019 and is currently an independent member of the Board of Directors and member of the Strategic Committee of Natura & Co Holding S.A. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Guilherme Peirão Leal - 383.599.108-63

Guilherme Peirão Leal holds a degree in Business Administration from the University of São Paulo (USP) and is a former student of the Advanced Administration Program of FDC/INSEAD. He is a co-founder of Natura Cosméticos and started his activities in the Company’s Board of Directors in 1998. He is currently co-chairman of the Board of Directors of Natura &Co Holding and director of Instituto Natura. In the past 25 years, he participated in the creation and promotion of various companies and social organizations, such as the Abrinq Foundation for the Rights of Children and Adolescents, the Ethos Institute of Enterprises and Social Responsibility and the Akatu Institute for Conscious Consumption. He also participated in institutions such as Ashoka – Social Entrepreneurship. After 2000, he was closely involved in various environmental institutions, such as the Brazilian Fund for Biodiversity (Funbio) and WWF Brasil. In 2007, he was one of the founders of Movimento Nossa São Paulo, which seeks to engage various sectors of the local society aiming at a better, fairer and more sustainable city. Since 2008, he has been focused on structuring his legacy through the Arapyaú Institute, an organization focused on sustainable development and education. In the national elections of 2010, Guilherme Leal joined former Senator Marina Silva, then from the Green Party, as candidate for Vice- Presidency. Together, they received approximately 20 million votes. In 2012, he helped to fund the Political Action Network for Sustainability - RAPS, a non-partisan institution focused on identifying, supporting, developing and congregating political leaders committed to ethical values and to the construction of an inclusive and sustainable development. In the same year, he joined the B-Team, a group formed by international leaders, the purpose of which is to engage corporations and leaders from all over the word with a new vision of business success, by incorporating social and environmental objectives into profit.

Guilherme currently holds the following positions in other companies or organizations from the third sector: (i) Chief Executive Officer at Maraé Investimentos Ltda. (Manager); (ii) Manager of Janos Administração e Participações Ltda. (Holding Company); (iii) President of Utopia Participações S.A. (Holding Company); (iv) Executive Officer at Dédalus Administração e Participações Ltda. (Management); (v) Executive Officer at SG Debret Participações Ltda. (Management); (vi) Executive Officer at Modusvivendi Participações Ltda. (Ownership Interest); (vii) Chairman of the Board of Directors of the Political Action Network for Sustainability - RAPS (Institute); (viii) Member of the Leadership Group of The BTeam (Association); (ix) Member of the Board of Directors of the Arapyau Institute of Education and Sustainable Development (Institute); (x) Member of the Board of Directors of Biofílica Investimentos Ambientais S/A (Investments), (xi) Member of the Board of Directors of Instituto Natura (OSCIP), and (xii) Member of the Advisory Board of Sempre FEA (Association). Out of the companies mentioned above, companies (i) to (vi) are part of the issuer’s economic group or are controlled by a shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity.

He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Pedro Luiz Barreiros Passos - 672.924.618-91

Pedro Luiz Barreiros Passos is co-founder of Natura Cosméticos and started his activities at the Board of Directors of the Company in 1998. He is currently co-chairman of the Board of Directors and member of the Corporate Governance Committee of Natura &Co Holding S.A. and board member of Instituto Natura. Pedro holds a Bachelor’s degree in Production Engineering from the Polytechnic School of the University of São Paulo - USP, with a major in Business Administration from Getúlio Vargas Foundation - FGV. Pedro works in different entities and organizations, as listed below:

(i) Member of the Board of Directors of IEDI (Institute); (ii) Member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de S. Paulo - FAPESP (Public Foundation); (iii) Member of the Board of Directors of Endeavor (Institute); (iv) Member of the Board of Directors of Dom Cabral Foundation (Education); (v) Chairman of the Board of Directors of SOS Mata Atlântica (Institute); (vi) Member of the Board of Directors of Instituto Semeia (Institute); (vii) Member of the Board of Directors of AC Camargo since 2018 (Private Foundation); (viii) Member of the Board of Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII (Private Association).

Out of the companies mentioned above, only (i) and (ii) are part of the issuer’s economic group or controlled by the issuer’s shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of the issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Antônio Luiz da Cunha Seabra - 332.927.288-00

Antônio Luiz da Cunha Seabra founded Natura Cosméticos in 1969 and started his activities at the Company’s Board of Directors in 1998. Since then he has dedicated himself to the construction and development of said company. He started with a small store at Rua Oscar Freire wherein he provided customized consultancy services. Five years later, he expanded the reach of his message and products by adopting the sales method through relations with consultants as Natura’s business model. With a degree in Economics, Luiz Seabra developed new products, languages and messages for the beauty industry. He participated actively in the transformation of the organization in one of the largest cosmetics companies in the world, strongly committed with ethics and sustainability. He is currently co-chairman of the Board of Directors of Natura &Co Holding S.A. and director of Instituto Natura.

Currently, Antonio Luiz holds the following positions in other companies or organizations from the voluntary sector: (i) Executive Officer at Orexis Participações Ltda. (Ownership Interests); (ii) Chief Executive Officer at VivaVida Instituto de Ações Solidárias (Institute); (iii) Chief Executive Officer at Lisis Participações S.A (Holding Company); (iv) Executive Officer at Homagus Adm. E Participações Ltda. (Administration); (v) Manager at Janos Com. Adm. e Participações Ltda. (Holding Company); (vi) Managing Officer at Axioma Adm. e Participações Ltda. (Administration); (vii) Chief-Executive Officer at Heuris Adm. e Consultoria Ltda. (Administration); (viii) Chief Executive Officer at Lisis Gestão de Participações S.A.. Out of the companies mentioned above, all of them are part of the issuer’s economic group or controlled by the issuer’s shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of the issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

João Paulo Brotto Gonçalves Ferreira - 050.269.878-00

João Paulo Brotto Gonçalves Ferreira holds a degree in Electrical Engineering from the University of São Paulo (USP) and an executive MBA from the University of Michigan, in the United States. João Paulo is an Executive Officer for Latin America and a member of the Group’s Operational Committee. Since 2016, he has also held the office of Chief-Executive Officer of Natura Cosméticos, wherein he was admitted in 2009 as vice-president of operations and logistics. Afterwards, he became vice-president of chains, responsible for the Commercial Area and for Channel Development. Other roles at Natura included leading the International Operations and the Sustainability Area. Prior to Natura, he worked at Unilever for 20 years, where he held the office of vice-president of supply chain. João Paulo is a member of the Board of Instituto Natura and, since 2021, is also an independent member of the Board of Directors of Infracommerce, a business digitalization solutions company.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

David Philip Boynton - 000.000.000-00

British Passport No. 099192751

Mr. Boynton holds a degree in food science from the University of Leeds. With wide experience in premium retail business, he worked for 10 years at L’Occitane en Provence, where he was a member of the global leadership committee and held several leadership offices - Market Administrative Officer of the Western Hemisphere and Executive Officer of the USA; jointly representing a geographically diverse group of more than 600 boutiques in 14 countries, including the USA, Western Europe and Australia. On several occasions, he led the global commercial and digital strategies of L’Occitane and the creation of the concept of the shop. Prior to L’Occitane, he held several senior positions at A.S. Watson in Hong Kong and Taiwan and has wide knowledge of the Northern region of Asia. Mr. Boynton was appointed CEO of The Body Shop in December 2017, after having held the same office at Charles Tyrwhitt Limited, an international premium men’s clothing company based in London.

Michael O’Keeffe - 000.000.000-00

Passport No. PA7147579

Michael holds a bachelor’s degree in Electronic Engineering (Hons) and computer science from La Trobe University, with over 20 years of experience, including general management, corporate development, product development, manufacture, retail, business operation and strategy. He resided and worked in several countries - Australia, the United Kingdom, Japan, France and Italy. Currently, he is the CEO and an officer at Aesop, the world’s most creative and differentiated skin care company, with stores in 30 countries worldwide. He is specialized in R&D and product development; Finance and accounting; M&A; IT and digital; marketing and branding; retail; international business development.

Robert Claus Chatwin - 570.897.013-87

Mr. Chatwin holds a degree in economics and MBA from IMD in Switzerland. He is also an accountant certified by the Institute of Chartered Accountants of England and Wales (ICAEW). He held several offices at Royal Philips Electronics, including as Global CEO Philips Avent, Vice-President of Mergers and Acquisitions and Head of New Business Strategy and Development in the Consumer Division in Amsterdam, and at Philips LATAM in São Paulo. He also worked at HSBC Investment Bank, in London, and at KPMG Corporate Finance, in London and in Brazil.

Paula Leeson Fallowfield - 000.000.000-00

Passport No. 544133638

Paula Leeson Fallowfield is graduated in Political Science from the University of Iowa. After her graduation, she held several offices in the Human Resources area in the United States before moving to London, the United Kingdom, where she worked for Harrods, first leading the resources and talents functions and, afterwards, as HR Deputy Officer. Ms. Fallowfield then incorporated her own company, “Fallow & Co.”, with private registration in the United Kingdom and operating in Europe, Middle East and Asia. She developed a solid client basis and provided resources, talent management services and supported the organizational restructuring of clients of the beauty and luxury sector, such as LVMH, Burberry, Space NK, Links of London, Boden, L’Oreal, Estee Lauder and others. Ms. Fallowfield resumed her in-house performance for the luxury brand Burberry, assuming functions such as Global Talent Vice-President and Human Resources Vice-President for Europe, Middle East and Africa. She joined Aesop in 2017 as HR Officer and was responsible for all human resources-related matters focused on organizational design; talent development; and core skills and resources. She became a member of GOC in 2018 and currently leads the HR function of Natura & Co Group.

Joselena Peressinoto Romero - 120.693.958-39

Joselena Peressinoto Romero is a food engineer and has participated in executive programs at Pennsylvania State University, Harvard Business School and INSEAD. Her career at Natura Cosméticos started in 2010 when she was a Global Supply Chain Planning Officer. She currently holds the position of Global Operating and Purchasing Officer and is a member of the Operating Committee of Natura &Co Holding S.A. Prior to that, she held various local and regional leadership positions at Unilever. Her last office was vice-president of supply chain for Latin America for Home Care Business.

She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Itamar Gaino Filho - 272.341.378-07

Itamar Gaino Filho holds a degree and a master’s degree in Law from the Pontifical Catholic University of São Paulo (PUC-SP) and has a major from CEU Law School, with experience in the legal, tax and compliance areas in large multinational companies. Prior to Natura&Co, he worked as senior legal counsel for PepsiCo and in other leadership positions at General Motors, Monsanto and Femsa. Currently he holds the office of Chief Legal and Compliance Officer at Natura &Co Group, is a member of the Group’s Operational Committee and of the Board of Directors of subsidiaries Natura Cosméticos S.A., The Body Shop International Ltd., Avon Product Inc. and Emeis Holdings (Aesop).

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

José Antonio de Almeida Filippo - 750.801.417-00

José Antonio de Almeida Filippo holds a bachelor’s degree in Civil Engineering from the Federal University of Rio de Janeiro. He also participated in the Management Development Program at Harvard University. Filippo joined Natura in May 2018 as Chief Financial and Investor Relations Officer. Previously, he was Embraer’s chief financial officer. He currently holds the office of Chief Financial Officer and is a member of the Operational Committee of Natura &Co Holding S.A. Prior to working for Embraer, Filippo was the chief financial officer of Companhia Brasileira de Distribuição (part of the Pão de Açúcar Group), and he also held the office of vice-president of finance and investor relations at CPFL Energia S.A.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 301, of 1999.

Silvia Freire Dente da Silva Dias Lagnado - 086.908.868-85

Silvia Freire Dente da Silva Dias Lagnado has been the Sustainable Growth Officer at Natura &Co Holding since February 1, 2020, having been an independent member of the Board of Directors of the Company from July 2014 to February 20, 2020. Graduated in 1986 from the Polytechnic School of São Paulo, she was Vice Executive President and Global Marketing Officer at McDonald’s Corporation from August 2015 to October 2019, and President of Bacardi Global Brands from June 2010 to November 2012. She also worked at Unilever from 1986 to 2010, having been Global Executive Vice-President of the Culinary Category, in addition to having worked in various other international positions during the 25 years in which she remained at the company. She was an independent member of the Boards of Sapient, headquartered in Boston, USA, from 2013 to 2015, and Britvic Plc., from 2014, to 2015, a company dedicated to production and marketing of soft drinks in the United Kingdom. She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity.

Kay Nemoto - 000.000.000-00

Japanese Passport No. TZ1377564

Kay Nemoto holds an MBA from the London Business School. She started her career in the segment of banks and private equity, managing investment portfolio. An expert in operational recovery of companies, she played a key role in the transformation and strategy of Avon, while she worked for the first time with secondment at the company’s strategic partners, Cerberus Operations & Advisory Company (COAC), since July 2017. Afterwards she assumed the position of Strategy Head and Human Resources Officer of Avon Products Inc. in February 2019, with the purpose of streamlining Avon, with a mission to accelerating Avon’s recovery. Kay also played a key role in the M&A process and in the planning of transactions and integration with Natura & Co.

During the time when she held the office of operating executive of COAC, she successfully led recovery teams in several portfolio companies. She also has over 10 years of experience in management consultancy and advisory positions, including at Ernst & Young, Operations Transaction Services and AlixPartners, a consultancy company specialized in corporate reorganization and turnarounds. She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity.

Angela Cretu - 000.000.000-00

Romanian Passport No. 054542845

Ms. Cretu has a MS degree from the Economic Studies, Economic Cybernetics, Statistics and Information Technology of Bucharest in 1997 and concluded the Executive Education Program at London Business School in 2006. She started her career at Avon 20 years ago and held several offices, including Vice-President of Global Business Model Innovation at the principal place of business of New York, from 2009 to 2011, Vice-President of Avon Group in Russia and Eastern Europe from 2011 to 2014, Vice-President of Avon Group in Turkey, Middle East and Africa, from 2014 to 2016, Vice-President of Avon Group in Central Europe, from 2016 to 2020, and is currently the CEO of Avon International, part of Natura & Co Group. She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity.

Type of Conviction	Description of Conviction
Gilberto Mifano - 566.164.738-72 N/A
Roberto de Oliveira Marques - 090.072.488-98 N/A Fábio Colletti Barbosa - 771.733.258-20 N/A
Andrew George McMaster Jr. - 000.000.000-00 N/A Luiz Carlos Passetti - 001.625.898-32 N/A
Carla Schmitzberger - 667.280.967-87
N/A
Nancy Killefer - 000.000.000-00 N/A Ian Martin Bickley - 000.000.000-00 N/A
Guilherme Peirão Leal - 383.599.108-63 N/A
Pedro Luiz Barreiros Passos - 672.924.618-91 N/A
Antônio Luiz da Cunha Seabra - 332.927.288-00 N/A

João Paulo Brotto Gonçalves Ferreira - 050.269.878-00 N/A David Philip Boynton - 000.000.000-00 N/A
Michael O’Keeffe - 000.000.000-00 N/A
Robert Claus Chatwin - 570.897.013-87 N/A
Paula Leeson Fallowfield - 000.000.000-00
N/A
Joselena Peressinoto Romero - 120.693.958-39 N/A Itamar Gaino Filho - 272.341.378-07 N/A
José Antonio de Almeida Filippo - 750.801.417-00 N/A
Silvia Freire Dente da Silva Dias Lagnado - 086.908.868-85 N/A
Kay Nemoto - 000.000.000-00
N/A
Angela Cretu - 000.000.000-00 N/A

12.9 – Existence of Marital Relationship, Steady Union or Family Relationship up to the 2nd Degree related to Issuer’s Managers, Subsidiaries and Controlling Shareholders

Mr. Guilherme Ruggiero Passos and Ms. Patrícia Ruggiero Passos, who are our indirect controlling shareholders, are son and daughter (first degree relatives by consanguinity) of Mr. Pedro Luiz Barreiros Passos. Ms. Lucia Helena Rios Seabra, who is our controlling shareholder, is married to Mr. Antônio Luiz da Cunha Seabra.

Except for the situations indicated above, there is no family relationship between (i) our managers; (ii) our managers and the managers of companies directly and indirectly controlled by our Company; (iii) our managers and our direct and indirect subsidiaries and our direct or indirect controlling companies; and/or (iv) our managers and the managers of our direct and indirect controlling companies.

12.10 – Relationships of subordination, provision of services or control between managers and subsidiaries, controlling companies and others

Some members of our Board of Directors are also our controlling shareholders, as described below:

•	Mr. Antonio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors, is our controlling shareholder and, jointly with Mrs. Lucia Helena Rios Seabra, form the control block “Seabra Block”, and are signatories to the Shareholders’ Agreement.

•	Mr. Antônio Luiz da Cunha Seabra is also our indirect controlling shareholder through Orbix Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which is the direct controller of Kairós Fundo de Investimento em Ações – Investimento no Exterior, which, in turn, has a direct ownership interest in our Company.

•	Mr. Guilherme Pedroso Leal, Co-Chairman of the Board of Directors, is our direct controlling shareholder and, jointly with Mr. Felipe Pedroso Leal e Mr. Ricardo Pedroso Leal, form the control block “Leal Block”, and are signatories to the Shareholders’ Agreement.

•	Mr. Guilherme Peirão Leal is also our indirect controlling shareholder, through Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which holds a direct interest in our Company.

•	Mr. Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors, is a direct and indirect controlling shareholder, through Passos Participações S.A., a joint-stock company, and Fundo de Investimento de Ações Veredas – Investimento no Exterior, an investment fund that, together with Mr. Passos, forms the control block “Passos Block” and are signatories to the Shareholders’ Agreement.

•	In addition, some members of the Board of Directors hold an ownership interest in companies that have relationships with our Company and/or its subsidiaries, as detailed below:

•	Messrs. Guilherme Peirão Leal, Pedro Luiz Barreiros Passos and Antonio Luiz da Cunha Seabra, Co-Chairmen of our Board of Directors, indirectly hold control over Fundo Imobiliário Bresco Logística, which incorporated, on August 30, 2019, Bres Itupeva Empreendimentos Imobiliários Ltda., which provided services to a company controlled by our Company over the last three years.

•	Messrs. Guilherme Peirão Leal, Pedro Luiz Barreiros Passos and Antonio Luiz da Cunha Seabra are also part of the group that controls Raia Drogasil S.A. This company has businesses established with Natura (refer to section 16.1 “Policy of Transactions with Related Parties” of this Reference Form).

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY
GENERAL MEETINGS
TO BE HELD ON APRIL 16, 2021

EXHIBIT III
Item 13 of the Company’s Reference Form

13.1 – Description of the compensation policy or practice, including of the Board of Non-Statutory Officers

13.1 - Describe the policy or practice adopted for compensation of the board of directors, board of statutory and non-statutory officers, fiscal committee, statutory committees, and of the audit, risk, financial and compensation committees, addressing the following aspects:

(a)       Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if issuer discloses the policy, locations in the World Wide Web where the document may be consulted:

Our Management Compensation Policy was approved by the Board of Directors on July 17, 2019 and is available for consultation at the Company’s investors relations website (https://ri.naturaeco.com/pt-br/), and at the Brazilian Securities Commission – CVM website (www.cvm.gov.br).

Through the Management Compensation Policy, the Company seeks to attract and retain talents in its management bodies, aligning the interests of officers with those of the shareholders, so as to generate results and increase the Company’s value, always in compliance with the social and environmental aspects and acknowledging the contribution of its professionals based on market references.

(b)       Breakdown of the compensation, stating:

(i)       Description of the compensation elements and their respective objectives

Board of Directors

•	Fixed Compensation: the fixed compensation is the basic compensation element of the members of the Board of Directors, and is composed of:

(a)       Management Fee: the members of the Board of Directors will receive a monthly amount, paid twelve (12) times per year, aligned with the market practices. The purpose of the fixed compensation is to compensate the dedication, responsibility and complexity inherent to the position of a board member. For members residing in Brazil, the payment is indexed in reais (BRL). For members residing outside Brazil, the amount is fixed in dollars (USD). This mechanism was defined to avoid fluctuation of the remuneration agreed with the nonresident board members. In addition, board members who participate in committees receive additional monthly compensation considering their role - committee leadership or a regular member.

(b)       (Direct and Indirect) Benefits: certain members of the Board of Directors may be eligible to the benefit package, including health care, dental care plans, and life insurance, with the purpose of offering an attractive benefit package, appropriate to the general market conditions.

•	Variable compensation: members of the Board of Directors may be eligible to receive the variable portion of the compensation by means of an annual incentive plan. It is a form of reward for achieving goals based on economic, social and environmental factors that contribute to reach our goals based on those factors. Its purpose is also to align the interests of the board members with those of the shareholders, considering a combination of corporate goals. As of January 2021, directors will no longer receive variable remuneration and will begin to receive share-based compensation.

Share-based compensation: Starting January 2021, we will grant share-based compensation as part of a long-term incentive program to the members of the Board of Directors, based on a grant of restricted shares as a way of strengthening the relation between the compensation and the gains, in addition to building value for the company in the long term.

Executive Chairman of the Board of Directors and Chief Executive Officer of the Group: The composition of the compensation of the Executive Chairman of the Board of Directors and Chief Executive Officer of the Group is different from the compensation of the other members due to the position held, since, in addition to his legal attributions, he assists the Board of Directors in the leadership of the Group Operational Committee, makes recommendations from the point of view of result, cash flow, resources allocation and talent management, promotes synergy between the management of each Business Unit and collaborates in the individual inspection of each of the Units.

Board of Statutory and Non-Statutory Officers

•	Fixed compensation: the annual fixed compensation is the main and fundamental element of the compensation of the members of the Board of Officers, and it is based specially on the position held and on the responsibilities fulfilled in the Company, as well as on the individual experience, being composed of:

(a)       Salary: our Statutory and Non-Statutory Officers will receive a monthly amount, paid twelve (12) times a year, plus a thirteenth (13th) salary and vacation allowance. Until December 2020, Statutory and Non-Statutory Officers also had a 14th salary, that has since then been incorporated into the monthly salary and ceased to apply. This adjustment was made in order to harmonize the salary structure between Natura and Avon, after its acquisition. The purpose of the fixed compensation is to compensate the responsibility and complexity inherent to the position of statutory officer and non-statutory officer, in accordance with factors such as required knowledge and impact on the result and takes into consideration market practice.

(b)       (Direct and Indirect) Benefits: our statutory and non-statutory officers may be eligible to a benefit package including health care plan, meal and transportation allowance, nursery allowance, car, private social security, life insurance and dental care with the purpose of offering an attractive benefit package appropriate to the general market conditions.

•	Short-term variable compensation: variable compensation is a compensation element that allows us to recognize the achievement of goals based on economic, social and environmental indicators that contribute for the Company to reach its goals related to such indicators. Its purpose is also to align the interests of our Statutory and Non-Statutory Officers with those of the shareholders, considering the combination of corporate goals that involve other elements in addition to the financial indicators.

•	Share-based compensation: we may grant share-based compensation as a part of a long-term incentive program to the Officers based on the grant of call options or restricted shares as a way of strengthening the relation between the compensation and the gains, in addition to building value for the company in the long term.

Committees

•	Fixed compensation: the Company currently has the following Committees: (i) Strategic Committee; (ii) Corporate Governance Committee; (iii) People and Organizational Development Committee; (iv) Group Operating Committee; and (v) Audit, Risk Management and Finance Committee. The members of the Committees will receive a fixed amount paid to each one of their members, with the purpose of specifically compensating the participation of our directors these advisory bodies.

Fiscal Committee

The Company’s Fiscal Committee shall operate on a non-permanent basis and may be installed upon request by the shareholders and remunerated in accordance with the applicable legal provisions. For this reason, we do not have a specific compensation policy for its members. The compensation of the current Fiscal Committee members was determined by the Shareholders’ Meeting, in accordance with applicable law.

(ii) In relation to the last three fiscal years, the proportion of each element in the total compensation is:

According to the table below, the proportions for the fiscal year ended December 31, 2020

December 31, 2020	Fixed Compensation	Variable Compensation	Share-based Compensation	Benefits	Total
Board of Directors (*)	16,5%	23,5%	56,0%	3,9%	100.0%
Board of Officers (**)	37,0%	32,0%	27,0%	4,0%	100.0%
Fiscal Committee	100%	0%	0%	0%	100.0%

(*) For variable compensation we consider bonus amount.

(**) For variable compensation we consider profit sharing.

The table above does not consider amounts paid as hiring bonuses and benefits for terminating the position (reported in item 13.2 as “others” and “post-employment benefits for terminating the position”) of the members of the Board of Directors and the Board of Statutory Officers.

The Company did not pay any compensation to the board of directors, statutory and non-statutory management in the fiscal year ended December 31, 2019 and December 31, 2018, considering that the incorporation of the Company occurred on January 21, 2019.

(iii) Calculation and readjustment methodology of each of the compensation elements:

In order to establish and readjust the fixed and variable compensation of our managers, we intend to perform, with the aid of advisory companies and supervision by the People and Organizational Development Committee, the follow-up of the compensation variations in the market, periodically comparing our compensation practices with reference markets, such as competitors of the segment of consumer packaged goods, Brazilian multinational companies, companies listed in stock exchange or that have compensation strategies similar to those of the Company.

In addition to the readjustment based on the market parameters, the fixed compensation of the officers of the Company will be annually reviewed based on the evolution of the experience and responsibility of the position, according to an assessment performed by the Corporate Governance Committee and subsequently validated by the Board of Directors, as well as adjusted in accordance with the restatement determined by the unions (such last criterion will be valid only for the board of non- statutory officers).

Compensation readjustments may also be established in accordance with the individual negotiations made with the management members, which will be conducted by the Corporate Governance Committee and subsequently submitted for approval of the Board of Directors.

The annual variable compensation of the Board of Directors and the Profit-Sharing Program (PLR) of the board of officers will be bound to a set of financial and non-financial goals, as established by the Board of Directors. The calculation of the amount to be paid is based on indicators that consider a set of short, medium and long-term corporate objectives. The share-based compensation as a part of a long-term incentive program to the members of the Board of Directors (not including the Executive Chairman of the Board of Directors and Chief Executive Officer of the Group who has a specific compensation composition) based on the grant of restricted shares is a way of strengthening the relation between the compensation and the gains, in addition to building value for the company in the long term. In order to establish and readjust the share-based compensation, we consider compensation variations in the market, periodically comparing our compensation practices with reference markets, such as competitors of the segment of consumer packaged goods, Brazilian multinational companies, companies listed in stock exchange or that have compensation strategies similar to those of the Company. Any changes to the share-based compensation for Directors must be approved by our Governance Committee, in accordance with the approved budget.

The compensation readjustments of the Management will be made according to the internal policy, respecting the budget approved by the Board of Directors and global compensation proposal of the Managers approved by the Shareholders at the Annual Shareholders’ Meeting.

(iv) Rationale for the composition of the compensation:

The Company’s compensation strategy combines short-term and long-term elements the purpose of which is to retain and compensate our professionals in accordance with the responsibilities of their positions, the market practices and the level of competitiveness of the Company.

The variable component, whether it is the short-term compensation or the long-term gains, represents a significant portion of the compensation because we believe in the joint construction of value. In addition to the well-defined limits, all variable compensation is connected to the effective achievement of the goals, that is, to exceeding the minimum expectations of growth annually established by the Management. The system of performance indicators that measures this performance comprises the three sustainability dimensions (economic, social and environmental).

The share-based compensation programs seek to implement and strengthen the ownership sense of the participants in relation to the Company, intensifying the relation between the compensation and the construction of the company’s value, in addition to the healthy growth of the Company in the long term with the balanced distribution of the result when the business profitability allows. The share-based compensation as a part of a long-term incentive program to the members of the Board of Directors is based on the grant of restricted shares. For Board of Directors, the share-based compensation is based on the grant of restricted share and performance shares.

The performance share-based component, applied for the statutory directors and Chairman of the Board of Directors and Chief Executive Officer of the Group, represents a significant portion of their compensation because we believe in the joint creation of value. In addition to the well-defined limits, all shared-based compensation is connected to the effective achievement of performance goals, that must exceed the minimum expectations of growth annually established by Management. The system of performance indicators that measures this performance comprises metrics related to profitability, return on invested capital and return to shareholders in relation to the market.

(v) The existence of members not compensated by the issuer and the reason for such fact

In the current fiscal year, the Board of Statutory Officers of the Company will have a member not compensated for the position exercised at the issuer, since he/she holds a compensated position at one of the subsidiaries of the Company.

(c)       Main performance indicators which are taken into consideration in the determination of each element of the compensation:

No performance indicator is taken into consideration for the purposes of determining the fixed compensation or benefits of the managers, with such compensation elements being established in accordance with the responsibility and complexity of the position, experience of the professional, competitiveness and market practices. In addition, by establishing the fixed compensation, we take into consideration the qualifications and experiences of each individual in the exercise of his/her duties.

In relation to the variable compensation of the Board of Directors, Board of Officers and other employees, the following are taken into consideration:

•	Short-term variable compensation: financial aspects, such as, for instance, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), Revenue and Cash generation, in addition to material issues on social and environmental aspects, such as, for instance, Greenhouse gas relative (intensity) target, Packaging Commitments, B-CORP Certification, Loyalty of Independent Beauty Consultants and Representatives Satisfaction. Market competitiveness (Market Share) and People (Engagement) measures are also taken into account.

•	Long-term variable compensation: value of our shares quoted in stock exchange and business performance indicators, such as, for instance, metrics related to profitability, return on invested capital and return to shareholders related to the market.

(d)       How compensation is structured in order to reflect the evolution of the performance indicators

The variable portion of the managers’ compensation is connected to our performance in the concerned period. Thus, the amounts to be paid by way of Bonus, profit sharing, or grant of call options or restricted shares depend on the evolution of the performance of our results and goals previously defined for the Company and on the individual performance.

The follow-up of the performance indicators is made on a quarterly basis and the final assessment of the financial results is made in the subsequent year.

The performance metrics defines the total variable compensation.

(e)       How the compensation policy or practice is aligned with the interests of the issuer in the short, medium and long term

We offer a competitive compensation in the market, with the purpose of attracting and retaining talents who help us to reach our short-, medium- and long-term objectives.

Considering our business model, it is essential to retain qualified and experienced professionals in order to grow, and, therefore, our compensation strategy must contain mechanisms that stimulate ongoing commitment for a long time, balancing development and growth with our results and added value to shareholders.

As we take into consideration financial indicators in addition to social and environmental elements to determine the variable compensation, we ensure a sustainable compensation, without compromising any other investment, balancing a fixed compensation (as the base salary) with short- and long-term incentives (which can be offered as the Company’s share-based compensation).

(f)       Existence of compensation borne by subsidiaries, direct or indirect controlled companies or controlling shareholders

Not applicable. There is no compensation borne by subsidiaries, direct or indirect controlled companies or controlling shareholders due to the position exercised at the issuer.

(g)       Existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as disposal of issuer’s controlling interest

There are no compensations or benefits connected to the occurrence of corporate events.

(h)       Practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the board of officers, indicating:

(i)	Issuer’s bodies and committees that are part of the decision-making process, identifying the manner in which they participate

Board of Directors: the determination of the global value of the compensation of the members of the Board of Directors is made at the annual shareholders’ meeting. Later, after a recommendation made by the Corporate Governance Committee, the Board of Directors resolves on the appointment of board members in their advisory committees, and the individual assignment of the compensation to each member. The Executive Chairman of the Board of Directors and Chief Executive Officer of the Group is assigned a differentiated compensation due to the responsibilities of the position according to the Bylaws of the Company.

Board of Statutory Officers: for definition of the individual compensation of the members of the Board of Officers, the Executive Chairman of the Board of Directors and Chief Executive Officer of the Group makes a recommendation, with the support of the People and Organizational Development Committee, based on the responsibilities of the positions and individual performance according to the internal policy, respecting the budget approved by the Board of Directors and the global compensation proposal of the Managers approved by the Shareholders at an Annual Shareholder’s Meeting.

(ii)	Criteria and methodology used to set the individual compensation, indicating whether studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies

The criteria used for definition of the individual compensation of the Company’s managers take into consideration the market practices by means of salary survey conducted by a specialized compensation advisory company. The comparisons contemplate reference markets, such as competitors of the segment of consumer packaged goods, Brazilian multinational companies, companies listed in stock exchange or that have compensation strategies similar to those of Natura. The criteria for comparison and establishment of the individual compensation consider the experience, responsibility of the position and results delivered, which are annually assessed.

(iii)	Frequency and how the board of directors evaluates the adequacy of the issuer’s compensation policy

Annually the Board of Directors will assess, based on the recommendations made by the People and Organizational Development Committee, the adequacy of the compensation policy through the guidelines and objectives of the business and results of market researches performed by the external advisory company, as previously described.

13.2 - Total compensation of the board of directors, the board of statutory officers and the fiscal committee

Total compensation for the year ended – December 31, 2020 – Annual Amounts

	Board of Directors	Board of Officers	Fiscal Committee	Total
Total members	12,17	4,67	3	19,84
Number of compensated members	12,17	4,00	3	19,17

Annual Fixed Compensation
Salary or Management Fee	10,848.9	4,626.8	234.5	15,710.2
Direct and Indirect Benefits	554.4	706.7	0	1,261.1
Participation in Committees	448.1	0	0	448.1
Others	2,251.3	1,656.8	46.9	3,955.0
Description of other fixed compensation	Related to charges accruing on the Annual Fixed Compensation. See Obs. 2.	Related to the charges accruing on the Annual Fixed Compensation. See Obs. 2.	Related to the charges accruing on the Annual Fixed Compensation. See Obs. 2.
Variable Compensation
Bonus	16,114.7	0	0	16,114.7
Profit Sharing Program	0	5,348.0	0	5,348.0
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Others	3,222.9	0	0	3,222.9
Description of other variable compensation	Related to charges accruing on the Variable Compensation. See Obs. 2.			Related to charges accruing on the Variable Compensation. See Obs. 2.
Post-Employment Benefit	0	0	0	0
Cessation of exercise of the position	0	0	0	0
Share-based compensation (including options)	44,503.5	5,574.8	0	50,078.3
Note	Considering that the incorporation of the Company occurred on January 21, 2019, there has	Considering that the incorporation of the Company occurred on January 21, 2019, there has	Considering that the incorporation of the Company occurred on January 21, 2019, there has

not been any acknowledgment of compensation in    years  2017, 2018 and 2019 to the members of the Board of Directors, of the Board of Statutory Officers and of the Fiscal Committee.

As approved at a special shareholders’ meeting held on July 17, 2019, no amount by way of compensation was due to the members of the management of the Company for the fiscal year of 2019. Furthermore, no Fiscal Committee was convened in that fiscal year.

not been any acknowledgment of compensation in    years  2017, 2018 and 2019 to the members of the Board of Directors, of the Board of Statutory Officers and of the Fiscal Committee.

As approved at a special shareholders’ meeting held on July 17, 2019, no amount by way of compensation was due to the members of the management of the Company for the fiscal year of 2019. Furthermore, no Fiscal Committee was convened in that fiscal year.

not been any acknowledgment of compensation in    years  2017, 2018 and 2019 to the members of the Board of Directors, of the Board of Statutory Officers and of the Fiscal Committee.

As approved at a special shareholders’ meeting held on July 17, 2019, no amount by way of compensation was due to the members of the management of the Company for the fiscal year of 2019. Furthermore, no Fiscal Committee was convened in that fiscal year.

Total Compensation	77,943.8	17,913.2	281.4	96,138.4

Obs.1: total members was calculated considering the annual average of number of members in each month of the year.

Obs.2: For the Total compensation for the year ended – December 31, 2020 – Annual Amounts, the items marked “Others” above include social charges due by the employer, pursuant to the guidance previously contained in Ofício Circular/CVM/SEP/No 2/2020 from February 28th, 2020, which was in force at the time.

Total compensation estimated for 2021 – Annual Amounts

	Board of Directors	Board of Officers	Fiscal Committee*	Total
Total members	13	6	3	19
Number of compensated members	13	5	3	18

Annual Fixed Compensation
Salary or Management Fee	12,771.2	5,871.5	117,3	18,760.0
Direct and Indirect Benefits	580.5	1,110.8	0	1,691.3
Participation in Committees	879.3	0	0	879.3
Others	-	-	-	-
Description of other fixed compensation	Obs. 2	Obs. 2	Obs. 2	Obs. 2
Variable Compensation
Bonus	10,254.8	0	0	10,254.8
Profit Sharing Program	0	6,313.4	0	6,313.4
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Others	-	-	-	-
Description of other variable compensation	Obs. 2	Obs. 2	Obs. 2	Obs. 2
Post-Employment Benefit	0	0	0	0
Cessation of exercise of the position	0	0	0	0
Share-based compensation (including options)	61,418.0	5,386.0	0	66,804.0
Total Compensation	85,903.3	18,681.7	117.3	104,702.3

Obs.1: total members was calculated considering the annual average of number of members in each month of the year.

Obs.2: For the Total compensation estimated for 2021 – Annual Amounts, we did not include the social charges due by the employer, pursuant to the revised guidance contained in Ofício Circular/CVM/SEP/N01/2021 from February 26th, 2021.

(*) Amount considers the compensation of the current Fiscal Committee of the Company, due until the Company’s ordinary general meeting.

13.3 - Variable compensation of the board of directors, the board of statutory officers and the fiscal committee

Estimated amounts for 2021, as per our compensation plan (R$ thousand):

	Board of Directors (*)	Board of Officers	Fiscal Committee	Total
Number of Members	13	6	0	19
Bonus (*)	1	0	0	1
Minimum estimated amount	7,691	0	0	7,691
Maximum estimated amount	12,818.5	0	0	12,818.5
Amount estimated in the compensation plan if goals are achieved	10,254.8	0	0	10,254.8
Profit sharing	0	5	0	5
Minimum estimated amount	0	4,735.0	0	4,735.0
Maximum estimated amount	0	7,891.7	0	7,891.7
Amount estimated in the compensation plan if goals were achieved	0	6,313.3	0	6,313.3
(*) As of January 2021, board members will not have variable remuneration (bonus) (**) Not including charges.

Total compensation for the year ended – December 31, 2020 – Annual Amounts

	Board of Directors	Board of Officers	Fiscal Committee	Total
Number of Members	12,17	4,67	3	19,84
Bonus	12,17	0	0	0
Minimum estimated amount	10,849.2	0	0	10,849.2
Maximum estimated amount	18,082.0	0	0	18,082.0
Amount estimated in the compensation plan if goals are achieved	14,465.6	0	0	14,465.6
Amount paid (*)	16,114.7	0	0	16,114.7
Profit sharing	0	4,67	0	0
Minimum estimated amount	0	3,600.6	0	3,600.6
Maximum estimated amount	0	6,000.9	0	6,000.9
Amount estimated in the compensation plan if goals were achieved	0	4,800.7	0	4,800.7
Amount paid (*)		5,341.1		5,341.1
(*) Estimated amount considering draft achievements. Not including charges.

Considering that the incorporation of the Company occurred on January 21, 2019, there has not been any acknowledgment of compensation in years 2018 and 2019 to the members of the Board of Directors, of the Board of Statutory Officers and of the Fiscal Committee.

13.4 - Share-based compensation plan of the board of directors and of the statutory board of officers

(a)       General terms and conditions

All our long term incentive programs are administered by the Board of Directors, which can, observing the relevant legal provisions and those specific for each program, have full power to organize and manage them, counting on our People and Organizational Development Committee to advise it, being able to, at any time: establish the rules applicable to situations not addressed in the program, provided that it does not affect, in a negative manner, any rights or obligations established in any agreements related to the program, without the consent of the beneficiary.

Below, a description of the shares call option or subscription programs currently in force:

2009 and 2015 Common Shares Purchase or Subscription Option Granting Programs

•	2009 Program: Common Shares Purchase or Subscription Option Granting Program, which replaced the program approved by Natura Cosméticos shareholders on March 23, 2009 (“2009 Program”), establishes the general conditions for granting of purchase or subscription option of shares issued by us (“Options”), with previously established term and price, to our officers and employees, as well as to the officers and employees of other companies that are or may be under the direct or indirect control of the Company (“Eligible Associates”), as regulated in said program.

•	2015 Program: Common Shares Purchase or Subscription Option Granting Program, which replaced the program approved by Natura Cosméticos shareholders on February 6, 2015 (“2015 Program”), which establishes the general conditions for the granting of Options, with previously established term and price, to the Eligible Associates, as regulated in said program.

2015 and 2017 Restricted Shares Programs

•	2015 Restricted Shares: Restricted Shares Granting Program for a group of executives and associates eligible by the Board of Directors with the purpose of encouraging the improvement of the management and their permanence in the Company, which replaced the program approved by the shareholders of Natura Cosméticos on February 6, 2015 (“RSU Program”). In order to become a participant in the RSU Program, the eligible associates must be formally indicated by the Board of Directors, as defined in said program. The RSU Program is for an undefined period and consists of the granting of common shares of the Company, up to the annual limit of 0.20% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.65% of that capital. For each plan under the RSU Program, the Board of Directors shall define a certain number of restricted shares to be distributed among the participants.

•	2017 Restricted Shares: Second Share Granting Program, which replaced the program approved by the shareholders of Natura Cosméticos on November 30, 2017 (“Second RSU Program”). The Second RSU Program is intended for a group of executives and associates eligible by the Board of Directors aiming at: (a) stimulating the improvement of the Company’s and its Subsidiaries’ management, giving the Participants the possibility of being shareholders of the Company, encouraging them to optimize all aspects that may increase the value of the Company in the long term, as well as giving them an entrepreneurial and corporate vision, harmonizing and improving the relationship between the Company and its Subsidiaries; (b) stimulating the stay of the managers and employees; and (c) increasing the attractiveness of the Company and its subsidiaries. Said program is for an undefined period and consists of the granting of common shares of the Company, up to the annual limit of 0.10% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.50% of that capital.

2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration

•	2015 Strategy Acceleration Program: Shares Purchase or Subscription Option Granting Program for Strategy Acceleration, which replaced the program approved by the shareholders of Natura Cosméticos on July 27, 2015 (“Strategy Acceleration Program”). The Strategy Acceleration Program consists of the free granting of purchase or subscription options for common shares of the Company to a select group of managers and employees chosen by the Board of Directors of the Company, as well as to a select group of managers and employees of other companies that are or may be under the direct or indirect control of the Company, whether they are domestic or foreign, as part of their compensation.

•	2017 Strategy Acceleration Program: Second Shares Purchase or Subscription Option Granting Program for Strategy Acceleration, which replaced the program approved by Natura Cosméticos shareholders on November 30, 2017 (“Second Strategy Acceleration Program”).

The Second Strategy Acceleration Program consists of the free granting of purchase or subscription options for common shares of the Company to a select group of managers and employees chosen by the Board of Directors of the Company, as well as to a select group of managers and employees of other companies that are or may be under the direct or indirect control of the Company, whether they are domestic or foreign, as part of their compensation.

2019 Long-Term Incentive Program: The Long-Term Incentive Program, which replaced the program approved by the shareholders of Natura Cosméticos on April 12, 2019, consists of the granting of Performance Awards or Options to managers and employees of the Company and of other companies which are or may be under the direct or indirect control of the Company, in Brazil or abroad (“Long-Term Incentive Program”).

2019 Co-Investment Program: The Joint Investment Program, which replaced the program approved by the shareholders of Natura Cosméticos on April 12, 2019, consists of the granting of Restricted Awards or Options to managers and employees of the Company and of other companies which are or may be under the direct or indirect control of the Company, in Brazil or abroad (“Co- Investment Program”).

(b)       Main objectives of the plan

All our share purchase option and restricted share granting programs aim at (a) aligning shareholders’ and participants’ expectations in relation to the long-term performance of the Company. (b) stimulating the improvement of the Company’s and its subsidiaries’ management, giving the participants the possibility of being shareholders of the Company, encouraging them to optimize all aspects that may increase the value of the Company in the long term, as well as giving them an entrepreneurial and corporate vision, harmonizing and improving the relationship between the Company and its subsidiaries; (b) stimulating the stay of the managers and employees; and (d) increasing the attractiveness of the Company and its subsidiaries.

(c)       How the plan contributes to such objectives

The Company’s programs connect more directly the performance of the Company to the quantity of shares to be received by participants. In addition, by enabling participants to become shareholders of the Company, it is expected to retain talents and align their objectives with those of the Company. It is also possible to achieve, through such models, the sharing of risks and gains of the Company, by increasing the value of the shares granted within the scope of the programs.

(d)       How the plan is inserted in the issuer’s compensation policy

The compensation models are part of the strategy for retention of managers and employees of the Company and of its subsidiaries, with their commitment of value generation to the Company and to shareholders. Furthermore, it increases the variable component of the compensation of participants of the entities of Natura &Co Group.

(e)       How the plan aligns the interests of managers and those of the issuer in the short, medium and long term

The grants performed based on the different programs bring different mechanisms that allow the alignment of interests of Participants in different time horizons. By means of the different programs, we seek to stimulate the improvement of our management and permanence of our executives, aiming at gains enabled by commitment with the long-term results and by the short-term performance. Furthermore, the programs aim at enabling the Company to obtain and keep the top executives’ services, offering to them the possibility of becoming shareholders of the Company, under the terms and conditions provided for in the programs.

(f)       Maximum number of covered shares

The total number of covered shares is defined in each of the programs of the Company, as described as follows:

2009 and 2015 Common Shares Purchase or Subscription Option Granting Programs

•	2009 Program: The maximum number of Options that may be annually granted shall be limited to 0.75% of the shares that represent the total capital of the Company. Accordingly, the total number of non-exercised Options, in the sum of all active Plans of the Program, shall not exceed 4% of the shares that represent the total capital of the Company, as long as the total number of Shares issued or that can be issued pursuant the Plan is always within the authorized capital limit of the Company.

•	2015 Program: The maximum number of Options that may be annually granted shall be limited to 0.55% of the shares that represent the total capital of the Company. Accordingly, the total number of non-exercised Options, in the sum of all active Plans of the Program, shall not exceed 3.35% of the shares that represent the total capital of the Company, as long as the total number of Shares issued or that can be issued pursuant the Plan is always within the authorized capital limit of the Company.

2015 and 2017 Restricted Shares Programs (RSU)

•	2015 Restricted Shares Programs

The RSU Program consists of the granting of common shares of the Company, up to the annual limit of 0.20% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.65% of that capital.

•	2017 Second Restricted Shares Program

The RSU Program consists of the granting of common shares of the Company, up to the annual limit of 0.10% of the shares that represent the total capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.50% of that capital.

2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration

•	Strategy Acceleration Program

For the Strategy Acceleration Program, the maximum number of Options that may be granted shall not exceed 1.5% of the shares that represent the total capital of the Company, as long as the total number of shares issued or that can be issued pursuant to each plan is always within the authorized capital limit of the Company. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future option grants.

•	Second Strategy Acceleration Program

For the Second Strategy Acceleration Program, the maximum number of Options that may be granted shall not exceed 1.5% of the shares that represent the total capital of the Company, as long as the total number of shares issued or that can be issued pursuant to each Plan is always within the authorized capital limit of the Company. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future option grants.

2019 Long-Term Incentive Program and Co-Investment Program

The total number of new Shares and treasury Shares in relation to which there may be unvested Grants at any time pursuant to the Long-Term Incentive Program and to the Co-Investment Program, plus the total number of new Shares and treasury Shares used for liquidation of the grants under the terms of the Program and of the PCI, shall not exceed 5% of the total capital of the Company from time to time.

(g)       Maximum number of options to be granted

See the provisions of item (f) above.

(h)       Shares acquisition conditions

2009 Common Shares Purchase or Subscription Option Granting Program

In order to become a participant of the program, the eligible associates must: (i) prove the investment of no more than 100% of the net amount received as profit sharing and results of the period in the purchase of shares issued by us by means of the delivery to the Company of the respective brokerage notes; (ii) sign the Private Instrument of Share Purchase or Subscription Option Granting (“Option Agreement”) with the commitment to authorize the blocking of disposal of such shares; and (iii) prove, in writing, by means of a communication sent to the Company, the intention to buy the shares.

2015 Common Shares Purchase or Subscription Option Granting Program

In order to become a participant of the program, the eligible associates must: (i) prove the investment of no more than 50% of the net amount received as profit sharing and results of the period in the purchase of shares issued by us by means of the delivery to the Company of the respective brokerage notes; (ii) sign the Private Instrument of Share Purchase or Subscription Option Granting (“Option Agreement”) with the commitment to authorize the blocking of disposal of such shares; and (iii) prove, in writing, by means of a communication sent to the Company, the intention to buy the shares.

2015 and 2017 Restricted Shares Programs

2015 Program: In order to become a participant in said program, the eligible associates must be formally indicated by the Board of Directors. The granting of Restricted Shares is performed upon execution of Granting Agreements between the Company and Participants, which shall specify, without prejudice to other conditions defined by the Board of Directors, the quantity of Restricted Shares object of the granting and the terms and conditions for acquisition of rights related to the Restricted Shares.

The Board of Directors may subordinate the acquisition of rights related to the Restricted Shares to certain conditions, as well as impose restrictions to their transfer.

2017 Program: The granting of Restricted Shares is performed upon execution of Granting Agreements between the Company and Participants, which shall specify, without prejudice to other conditions defined by the Board of Directors, the quantity of Restricted Shares object of the granting and the terms and conditions for acquisition of rights related to the Restricted Shares.

Without prejudice to the provisions above, the number of Restricted Shares to be granted to Participants will be assessed as provided below:

(i)	Participants of the Program may opt for investing up to one hundred percent (100%) of the Authorized Monies in the purchase of shares of the Company; and

(ii)	For each Blocked share acquired by Participant according to item (i) above, the Company will grant to Participant three (3) Restricted Shares, under which he/she will have the fully acquired right on three (3) equal annual installments, on each anniversary of the Date of Granting, provided that the Blocked Period provided for in the program, as well as the other applicable conditions, have been complied with.

2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration

The Program consists of the free granting of purchase or subscription options of common shares of the Company to a select group of managers and employees chosen by the Board of Directors of the Company, as well as to a select group of managers and employees of other companies that are or may be under the direct or indirect control of the Company.

2019 Long-Term Incentive Program:

The Board of Directors, in accordance with the Program, will define the Granting, whether of Options or Conditional Grants, to be distributed among Participants.

The Grants of the Program may be subject to Performance Conditions, to be defined by the Board of Directors at each Granting. The Performance Conditions may be changed after a Granting, provided that (i) the occurrence of an event that causes the Board to deem such change appropriate is verified, (ii) the Performance Condition changed is not materially more or less difficult to be complied with than the original Performance Condition, had the relevant event had not occurred; and (iii) the Board acts in a fair and reasonable manner upon performing such change.

Additionally, as an essential condition for the indication of Participant to be deemed valid and binding, Participant shall execute the private instrument of Granting, expressly adhering to the Program and representing to be aware of all its terms and conditions, including the restrictions contained therein.

2019 Co-Investment Program:

At every year of effectiveness of the Program and in accordance with its terms and conditions, the Board of Directors of the Company may elect the Participants. As an essential condition for the indication of Participant to be deemed valid and binding, Participant shall execute the private instrument of call option granting, expressly adhering to the Program and representing to be aware of all its terms and conditions, including the restrictions contained therein.

Without prejudice to the provisions above, the number of Options or Restricted Shares to be granted to Participants will be assessed as provided below:

(i)	The Participants in the Program may opt for receiving a maximum percentage (to be defined by the Board of Directors) of their annual bonus or results and profit sharing (“Investment Amount”) in Conditional Grants or Options, according to the approved plan;

(ii)	The number of Shares that will be received by Participant will correspond to the Investment Amount divided by the Market Value (defined in the program), rounded to the closer whole number; and

(iii)	For each Share received pursuant to the previous item, the Company will grant to Participant a Matching Granting, pursuant to a Conditional Granting or an Option.

(i)       Criteria to determine the purchase price or exercise

2009 and 2015 Common Shares Purchase or Subscription Option Granting Programs

The Subscription or Purchase price of each Share shall correspond to the Value of the Company’s Share, determined in accordance with the established criteria:

- The amount corresponding to the simple average of the last 30 auctions occurred over the last 60 consecutive days counted as from the term of 5 days before approval of the Plan, including the 5th day, always adopting the average daily quotation of each auction;

- If there are not 30 auctions within the term of 60 days mentioned above, the average referred to above will be obtained considering the totality of the auctions that occurred in said period, in a minimum of 3 auctions;

- If there are not at least 3 auctions within the 60 days mentioned above, the last auctions prior to the 60 days shall be considered, until the minimum number of 3 auctions is reached.

2015 and 2017 Restricted Shares Programs

The fair value of the restricted shares granted is calculated based on the binomial pricing method and recognized as expense in the result during the period. In the Restricted Shares model, the amount received in the delivery of these shares will represent a gain to the participants.

2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration:

The Subscription or Purchase Price of each Share shall correspond to the Value of the Company’s Share, determined in accordance with the established criteria:

- The amount corresponding to the simple average of the last 30 auctions occurred over the last 60 consecutive days counted as from the term of 5 days before approval of the Plan, including the 5th day, always adopting the average daily quotation of each auction;

- If there are not 30 auctions within the term of 60 days mentioned above, the average referred to above will be obtained considering the totality of the auctions that occurred in said period, in a minimum of 3 auctions;

- If there are not at least 3 auctions within the 60 days mentioned above, the last auctions prior to the 60 days shall be considered, until the minimum number of 3 auctions is reached.

2019 Long-Term Incentive Program

The Options will cost R$ 0.01 per Share for Participant. The Conditional Grants will have no cost for Participant or, if necessary, in accordance with the applicable legislation, will have a cost of R$ 0.01 per Share.

2019 Co-Investment Program

The Matching Grants, if structured as Options, will cost R$ 0.01 per Share for Participant. If structured as Conditional Grants, they will have no cost for Participant or, if necessary, in accordance with the applicable legislation, will have a cost of R$ 0.01 per Share.

(j)       Exercise timing criteria

2009 Program: Regarding the Options’ vesting and exercise term, at the end of the third year as from the date of the Board of Directors’ Meeting that approves the Option Granting Plan, half the options will become vested, and, if exercised, the remaining balance of 50% of the Options will be canceled. Also, at the end of the fourth year as from the date of the Board of Directors’ Meeting that approves the Options Granting Plan, the totality of the options granted will become vested and can be exercised.

2015 Program: The Options will vest to the extent that the Participant remains continuously connected as manager or employee of the Company, during the period between the Date of Granting and the dates below, in the following proportions:

- 1/3 after the 2nd anniversary of the Date of Granting.

- 2/3 after the 3rd anniversary of the Date of Granting; and the totality after the 4th anniversary of the Date of Granting.

The maximum term for the exercise of Options is eight years for both Programs, as from the date of the Board of Directors’ Meeting that approves the Option Granting Plan.

2015 and 2017 Restricted Shares Programs

2015 Program: The rights of the participants in relation to the Restricted Shares shall only be fully acquired to the extent that the Participant remains continuously connected as Manager or associate of the Company, during the period between the date of granting and the dates below, in the following proportions:

(i)       1/3 after the 2nd anniversary of the Date of Granting.

(ii)       2/3 after the 3rd anniversary of the Date of Granting; and

(iii)       the balance after the 4th anniversary of the Date of Granting.

2017 Program: The rights of the participants in relation to the restricted shares shall only be fully acquired to the extent that the Participant remains continuously connected as manager or associate of the Company, during the period between the date of granting and the dates below, in the following proportions:

(i)       1/3 after the 1st anniversary of the Date of Granting.

(ii)       1/3 after the 2nd anniversary of the Date of Granting; and

(iii)       1/3 after the 3rd anniversary of the Date of Granting.

2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration: For both Plans, the exercise of the option is defined below:

(i)       50% after the 4th anniversary of the Date of Granting.

(ii)       50% after the 5th anniversary of the Date of Granting.

The Maximum Term for the Exercise of the Options as defined in the Program is eight (8) years counted as from the date of approval of each Strategy Acceleration Plan.

2019 Long-Term Incentive Program

The Granting will become exercisable to the extent Participant remains continuously connected to the concerned Company as manager or employee, except for occasional dismissal rules regarding Participant or special situations (change of control and other events) established in the Program, during the period from the date of granting to:

(i)       the 3rd anniversary of the Date of Granting; and

(ii)       If the Granting is subject to performance conditions or other conditions, the date on which the Board of Directors determines that such conditions were complied with, whichever occurs last.

If the Granting is an Option, except as otherwise defined by the Board of Directors, the term for the exercise of a Granting will be of 30 days after the Option becomes exercisable.

For the grants to be performed in 2020, the Vesting term may be suspended if Participant requests a non-paid leave, being resumed after his/her return to issuer.

2019 Co-Investment Program

The Granting will become exercisable to the extent Participant remains continuously connected to the concerned company as manager or employee, except for occasional dismissal rules regarding Participant or special situations (change of control and other events) established in the Program. Each Granting will be divided into three tranches (“Tranche”), and the first and second Tranches will correspond to one third of the total number of Shares linked to a Granting each, and the third Tranche will correspond to the balance of the Shares in the referred to Granting.

The Tranches will become exercisable within the following terms:

•	On the first anniversary of the Granting, for the first Tranche;

•	On the second anniversary of the Granting, for the second Tranche; and

•	On the third anniversary of the Granting, for the third Tranche.

If the Granting is an Option, except as otherwise defined by the Board of Directors, the term for the exercise of a Granting will be of 30 days after the Option becomes exercisable.

For the grants to be performed in 2020 and onwards, the Vesting term may be suspended if Participant requests a non-paid leave, being resumed after his/her return to issuer.

(k)       Liquidation Form

For all modalities of long-term incentive programs (except for the Long-Term Incentive Program and the Joint Investment Program, described below), the form of liquidation is physical, with the delivery of shares (i) at the exercise of the granted options, and they are issued by us, through a capital increase, or we may, at our exclusive discretion, transfer shares held in treasury; and (ii)

directly, in case of restricted shares, and they are transferred from treasury by us.

For the Long-Term Incentive Program and the Co-Investment Program, with the purpose of satisfying a Granting under the terms of the Program, the Company, subject to the applicable law and regulations, may: (i) issue new Shares; (ii) transfer treasury shares; (iii) transfer Shares from an “employee benefit trust”; or (iv) register depositary receipts linked to Shares.

(l)       Share transfer restrictions

The shares acquired or subscribed in conformity with the exercise of the options granted within the scope of the shares purchase or subscription option granting programs can be freely negotiated by their holders, without any restrictions.

2015 Restricted Shares Programs

For the 2015 Restricted Shares Programs, the restricted shares cannot be negotiated before the lapse of the terms mentioned in the programs. Thus, the rights of the Participants in relation to the Restricted Shares shall only be fully acquired to the extent that the Participant remains continuously connected as manager or employee of the Company, during the period between the Date of Granting and the dates below, in the following proportions:

(a)       1/3 after the 2nd anniversary of the Date of Granting;

(b)       2/3 after the 3rd anniversary of the Date of Granting; and

(c)       The balance after the 4th anniversary of the Date of Granting.

2017 Restricted Shares Programs

For the 2017 Restricted Shares Programs, the restricted shares cannot be negotiated before the lapse of the terms mentioned in the programs. Thus, the rights of the Participants in relation to the Restricted Shares shall only be fully acquired to the extent that the Participant remains continuously connected as manager or employee of the Company, during the period between the Date of Granting and the dates below, in the following proportions:

(a)       1/3 after the 1st anniversary of the Date of Granting;

(b)       2/3 after the 2nd anniversary of the Date of Granting; and

(c)       the balance after the 3rd anniversary of the Date of Granting.

2019 Co-Investment Program

In the Co-Investment Program, except in the event of Dismissal, the Shares object of the Investment Granting may not be transferred until occurrence of Vesting and liquidation of the Options or Conditional Grants of the Matching Granting. Any attempt of transfer of the Investment Grants will result in the expiry of the corresponding Matching Granting.

(m)       Criteria and events that, if verified, will entail the suspension, change or extinction of the plan

Regarding the three modalities of the existing Programs (2009 and 2015 Common Shares Purchase or Subscription Option Granting Program, 2015 and 2017 Restricted Shares Programs and 2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration) it is incumbent upon the Shareholders’ Meeting to approve and therefore to change, suspend or extinguish the Program. Each and every change in the programs, proposed by the Board of Directors, shall be submitted to the approval of the Shareholders’ Meeting and, once approved, it can only reach the shares purchase option to be granted. The occurrence of factors that cause serious change in the economic view and that compromise our financial situation is among the causes that may generate the change or extinction of said programs.

For the Long-Term Incentive Program and for the Co-Investment Program, any significant change in the case law and in the tax, labor, social-security laws and regulations and laws and regulations related to capital markets applicable to long-term incentive programs may result in the partial or full review of the Program, or even in its suspension or termination.

(n)       Effects of the exit of the manager from the issuer’s bodies on his rights provided for in the share-based compensation plan

2009 Program:

The cases of Dismissal of Participants shall be treated as follows: Dismissal of the Participant with cause or by his or her request:

•	Dismissal of the Participant with cause or by his or her request:

- Non-vested Options will be canceled;

- Vested Options, but which have not yet been exercised, cannot be exercised;

•	Dismissal Without Cause:

- Non-Vested Options will be treated as indicated below;

- Vested Options, but which have not yet been exercised, can be exercised within at most thirty (30) days from the dismissal or from the date when the blocked period ends, if the dismissal occurs during a period blocked for negotiation of the Shares;

•	Dismissal immediately after retirement for time of service and/or age

- Non-Vested Options shall be treated as indicated below and shall have their exercise conditioned upon the granting by the National Social Security Institute - INSS of the retirement request made by the Participant, or upon the granting of equivalent provision if Participant does not reside in Brazil;

-Vested Options, but which have not yet been exercised, can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the dismissal occurs during a period blocked for negotiation of the Shares.

The exercise due to retirement for time of service or age is conditioned upon the granting by the National Social Security Institute - INSS of the retirement request made by the Participant or upon the granting of equivalent provision if Participant does not reside in Brazil..

•	Dismissal due to permanent disability:

- Non-Vested Options can be exercised after termination of the employment agreement due to granting of retirement for permanent disability;

- Vested Options, but which have not yet been exercised, can be exercised.

•	Dismissal due to death of the Participant:

- Non-Vested Options can be exercised after death of Participant;

- Vested Options, but which have not yet been exercised, can be exercised.

In the events provided for in the Sections that deal with Dismissal without cause and Dismissal for retirement for time of service and/or age above, the Non-Vested Options will be proportionally reduced, based on the period from the date of granting and the date of Dismissal in relation to the Vesting Term of the Options. Such Non-Vested Options will become Vested Options on the date when they would become exercisable pursuant to the program and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The other Non-Vested Options will be canceled.

2015 Program

The cases of Dismissal of Participants shall be treated as follows:

(a)	Dismissal of the Participant with cause or by his or her request:

- Non-vested Options will be canceled;

- Vested Options, but which have not yet been exercised, cannot be exercised and will be canceled;

(b)	Dismissal without cause:

- Non-Vested Options will be treated as described below;

- Vested Options, but which have not yet been exercised, can be exercised within at most thirty (30) days from the Dismissal or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares;

(c)	Dismissal immediately after retirement for time of service and/or age

- Non-Vested Options shall be treated as described below and shall have their exercise conditioned upon the granting by the National Social Security Institute - INSS of the retirement request made by the Participant, or upon the granting of an equivalent provision if Participant does not reside in Brazil;

- Vested Options, but which have not yet been exercised, can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The exercise by dismissal immediately after retirement for time of service or age is conditioned upon the granting by the National Social Security Institute - INSS of the retirement request made by the Participant, or upon the granting of an equivalent provision if Participant does not reside in Brazil.

(d)	Dismissal due to permanent disability:

- Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised within one hundred and eighty (180) days from the termination of the employment agreement due to the granting of retirement due to permanent disability, regardless of the term set forth in item 9 above, by the Participant or his or her legal representative (guardian), upon the presentation to the Company of the relevant proof of granting of retirement due to permanent disability issued by INSS - National Social Security Institute, or a similar document in case the Participant does not reside in Brazil, and consequent termination of the employment agreement.

(e)	Dismissal due to death of the Participant:

- Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised after the death of the Participant, upon the presentation to the Company of the appropriate documentation of the Participant’s probate, within one hundred and eighty (180) days from the appointment of the executor by the court, provided that the probate proceedings have been started within six (6) months from the date of the Participant’s death, regardless of the term set forth in item 9.1 above.

In the events provided for in items (b) and (c) above, the Non-Vested Options will be proportionally reduced, based on the period from the Date of Granting and the Date of Dismissal in relation to the Vesting Term of the Options. Such Non-Vested Options will become Vested Options on the date when they would be exercisable pursuant to the 2015 Program and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The other Non-Vested Options will be canceled.

RSU Program

Except as provided for below, in the events of Dismissal of the Participant with cause or by his or her request, the Restricted Shares Not Fully Acquired will be automatically extinguished, by operation of law, regardless of previous notice or notification, with no entitlement to any indemnification. The Board of Directors may, if it deems relevant, resolve differently from what is herein provided for in relation to one or more participants, under the program.

In case of Dismissal based on granting of retirement due to permanent disability, the Restricted Shares Not Fully Acquired can be fully acquired within one hundred and eighty (180) days from the termination of the employment agreement due to the granting of retirement due to permanent disability, by the Participant or his or her legal representative (guardian), upon the presentation to the Company of the relevant proof of granting of retirement due to permanent disability issued by INSS - National Social Security Institute, or a similar document in case the Participant does not reside in Brazil, and relevant termination of the employment agreement. The Board of Directors may, at its exclusive discretion, extend the term mentioned above.

In case of Dismissal due to the death of the Participant, the Restricted Shares Not Fully Acquired can be fully acquired after the death of the Participant, upon the presentation to the Company of the appropriate documentation of the Participant’s probate, within one hundred and eighty (180) days from the appointment of the executor by the court, provided that the probate proceedings have been started within six (6) months from the date of the Participant’s death, regardless of the term established in the program. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

In the events of Dismissal of Participant without cause and Dismissal immediately after retirement for time of service and/or age, the Restricted Shares Not Fully Acquired will be proportionally reduced, based on the period from the Date of Granting and the date of Dismissal in relation to the terms provided for in the program. Such Restricted Shares Not Fully Acquired will become fully acquired on the date when they would become exercisable pursuant to the program and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The other Restricted Shares Not Fully Acquired will be canceled.

Second RSU Program

In the event of Dismissal of Participant by initiative of the Company and/or by the respective Subsidiary, due to cause motivated by Participant, or by initiative without cause by Participant himself/herself, the Restricted Shares Not Fully Acquired will be automatically extinguished, by operation of law, regardless of previous notice or notification, and with no entitlement to any indemnification.

In the event of Dismissal of Participant by initiative of the Company and/or of the Subsidiary, with no cause motivated by Participant, or by initiative of Participant himself/herself due to cause motivated by the Company:

(i)       any Restricted Shares that have been specifically granted to Participant as a part of the incentive package for his/her contracting by the Company (sign-on incentives) will be fully acquired by Participant; and

(ii)      any Restricted Shares that have been granted by the Company to Participant in addition to the Restricted Shares provided for in item (i) above will be calculated and fully transferred to Participant proportionally from the Date of Granting to the date corresponding to twenty-four (24) months as from the date of Dismissal of Participant.

Observing the guidelines approved at a Shareholders’ Meeting and the applicable law, the Board of Directors of the Company shall, as part of its duties, establish in the respective Plans the events that will characterize cause motivated by Participant and cause motivated by the Company in the Dismissal of Participants for the purposes of this Program, it being certain that death of Participant or his/her permanent disability, provided that duly certified by medical experts, may not in any event be deemed cause in the Dismissal of Participants for the purposes of this Program.

The Board of Directors may, if it deems relevant, resolve differently from what is herein provided for in relation to one or more participants, under the program.

Strategy Acceleration Program

The cases of Dismissal of Participants shall be treated as follows:

(a)       Dismissal of the Participant with cause or by his or her request:

- Non-vested Options will be canceled;

- Vested Options, but which have not yet been exercised, cannot be exercised and will be canceled;

(b)       Dismissal of the Participant without cause before the third anniversary of the Date of Granting:

- Options will be canceled;

(c)       Dismissal of the Participant without cause after the third anniversary of the Date of Granting: The Board of Directors may, if it considers pertinent, determine that the Participant can retain part of his or her Options if he or she is dismissed without cause after the third anniversary of the Date of Granting. Such Options can only be exercised in the periods and according to the procedures set out in item 9 of this Program. In that case, the conditions shall be determined by the Board of Directors at the time;

(d)       Dismissal immediately after retirement for time of service and/or age:

- Non-vested Options will be canceled;

- Vested Options, but which have not yet been exercised, can be exercised within at most ninety (90) days from the Dismissal or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The ninety (90)-day term for the exercise due to retirement for time of service and/or age is counted from the date of granting by the National Social Security Institute - INSS of the retirement request made by the Participant, or upon the granting of equivalent provision if Participant does not reside in Brazil. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

(e)       Dismissal due to permanent disability:

- Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised within at most one hundred and eighty (180) days from the Dismissal or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The one hundred and eighty (180)-day term for the exercise due to permanent disability is counted from the date of issuance by the National Social Security Institute - INSS of the relevant proof of granting of retirement due to permanent disability presented to the Company by the Participant or by his or her legal representative, or the issuance of a similar document, in case the Participant does not reside in Brazil. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

(f)       Dismissal due to death:

-Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised after the death of the Participant within up to one hundred and eighty (180) days from the appointment of the executor by the Court, provided that the probate proceedings have been started within six months from the date of the Participant’s death. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

In the events provided for in items (b) and (c) above, the Non-Vested Options will be proportionally reduced, based on the period from the Date of Granting and the Date of Dismissal in relation to the Vesting Term of the Options. Such Non-Vested Options will become Vested Options on the date when they would become exercisable pursuant to the program and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The other Non-Vested Options will be canceled.

Second Strategy Acceleration Program

In the event of Dismissal of Participant by initiative of the Company and/or by the respective subsidiary, due to cause motivated by Participant, or by initiative without cause by Participant himself/herself, the Non-Vested Options will be canceled, and the Vested Options, but which have not yet been exercised, cannot be exercised and will be canceled.

In the event of Dismissal of Participant by initiative of the Company and/or of the respective subsidiary, with no cause motivated by Participant, or by initiative of Participant himself/herself due to cause motivated by the Company:

(i)       Any Options that have been specifically granted to Participant as a part of incentive packages for his/her contracting by the Company (sign-on incentives), whether they are Vested or Non-Vested, will become exercisable by Participant in full for a term of one (1) year counted as from the Date of Dismissal; and

(ii)      any Options that have been granted by the Company to Participant in addition to the Options provided for in item (i) above and which still are Non-Vested Options on the Date of Dismissal will have the following treatment: (a) one-third (1/3) of the Non-Vested Options granted in the year prior to the Date of Dismissal, (b) two-thirds (2/3) of the Non-Vested Options granted in the second year prior to the Date of Dismissal, and (c) three-thirds (3/3) of the Non-Vested Options granted in the third and fourth years prior to the Date of Dismissal will become exercisable by Participant in full for a term of one (1) year counted as from the Date of Dismissal.

Observing the guidelines approved at a Shareholders’ Meeting and the applicable law, the Board of Directors of the Company shall, as part of their duties, establish in the respective Plan the events that will characterize cause motivated by Participant and cause motivated by the Company in the Dismissal of Participants for the purposes of this Program, it being certain that death of Participant or his/her permanent disability, provided that duly certified by medical experts, may not in any event be deemed cause in the Dismissal of Participants for the purposes of this Program.

The Board of Directors may, if it deems relevant, resolve differently from what is herein provided for in relation to one or more participants, under the program.

Long-Term Incentive Program and Co-Investment Program

If there is a Dismissal before the Regular Vesting Date of a Granting due to:

(a)       Death of Participant;

(b)       Illness or disability of Participant (evidenced as the Board may deem satisfactory);

(c)       Retirement of Participant:

(i)       At the age of contractual retirement or when achieving eligibility for retirement for time of service (in both cases, only if such concepts are applicable in accordance with the local laws); or

(ii)       Otherwise, by the approval of the Board, at its discretion;

(d)       Redundancy of Participant (such redundancy as part of a redundancy program that results in the redundancy of nine or more employees and/or managers as deemed satisfactory by the Board, and if such concept is applicable under the terms of the relevant local laws);

(e)       The connection or the office of Participant is or with a company that is no more a Member of Natura Group or that relates to a business or part of a business transferred or sold to another one other than a Member of Natura Group; or

(f)       In any other circumstances where the Board determines that this Rule should be applied in relation to the Granting, then, subject to the Regular Date of Vesting and other occasional restrictions, such Granting will be exercisable on the Regular Date of Vesting, except if there is a reason for dismissal for death (or another one, at the discretion of the Board), when such Granting will be exercisable on the Anticipated Vesting Date. Unless otherwise established by the Board, the Grants will be subject to a proportional reduction in the stipulated number of Shares, based on the period beginning on the Date of Granting and ending on the Date of Dismissal related to the Regular Vesting Period of the Tranche.

For Grants to be made in 2020 in the Long-Term Incentive Program and the Co-Investment Program,

in the event of a Participant’s Dismissal within six months from the Date of Grant, the proportional reduction rule in the previous paragraph will not apply, so that, unless otherwise determined by the Board, all Participant Matching Grants will expire.

13.5 – Share-based compensation

13.5 - Regarding the share-based compensation recognized in the results of the last 3 fiscal years and that estimated for the current fiscal year, of the board of directors and the board of statutory officers, prepare a table with the following content:

Amounts estimated for the 2021 fiscal year.

The table below refers to the estimate of grants to be made in 2021.

Share Call Option Plan

SHARE-BASED COMPENSATION - STOCK OPTIONS - ESTIMATED FOR THE FISCAL YEAR TO END ON December 31, 2021
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	13	5
Weighted average price of exercise
(a) Outstanding options at the beginning of the fiscal year	7,174,799	1,039,421
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year (*)	-	-
(d) Options expired during the fiscal year (*)	-	-
(e) Options to be granted during the fiscal year (**)	912,135	169,067
Potential dilution in case of exercise of all options granted	0.59%	0.09%

(*) In relation to the options lost and exercised, it is not possible to make an estimate regarding the fiscal year that will end on December 31, 2021, taking into account the variation presented in the last years.

(**) Estimated, may change.

Restricted Shares / Conditioned Grants

COMPENSATION BASED ON RESTRICTED SHARES - ESTIMATED FOR THE FISCAL YEAR TO END ON December 31, 2021
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding restricted Shares at the beginning of the fiscal year	385,816	104,014
(b) Restricted shares lost during the fiscal year	-	-
(c) Restricted shares exercised during the fiscal year (*)	-	-

(d) Restricted shares expired during the fiscal year (*)	-	-
(e) Restricted shares to be granted during the fiscal year	-	-
Potential dilution in case of exercise of all restricted shares granted	-	-

Amounts for the 2020 fiscal year.

The table below refers to the grants that were made in the fiscal year ended on December 31, 2020.

Share Call Option Plan

SHARE-BASED COMPENSATION – STOCK OPTIONS - FISCAL YEAR TO END ON December 31, 2020
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding options at the beginning of the fiscal year	5,700,000	1,254,084
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year (*)	-	362,742
(d) Options expired during the fiscal year (*)	-	-
(e) Options to be granted during the fiscal year	1,474,799	148,079
Potential dilution in case of exercise of all options granted	0.52%	0.10%

(*) In relation to the options lost and exercised, it is not possible to make an estimate regarding the fiscal year that will end on December 31, 2020, taking into account the variation presented in the last years.

Restricted Shares / Conditioned Grants

COMPENSATION BASED ON RESTRICTED SHARES - FISCAL YEAR TO END ON December 31, 2020
	Board of Directors	Board of Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding restricted Shares at the beginning of the fiscal year	705,052	186,010
(b) Restricted shares lost during the fiscal year	-	-

(c) Restricted shares exercised during the fiscal year (*)	-	-
(d) Restricted shares expired during the fiscal year (*)	-	-
(e) Restricted shares to be granted during the fiscal year	-	-
Potential dilution in case of exercise of all restricted shares granted	-	-

Considering that the incorporation of the Company occurred on January 21, 2019, there has not been any recognition of compensation in years 2017, 2018 and 2019 for the members of the Board of Directors and of the Board of Statutory Officers.

As approved at a special shareholders’ meeting held on July 17, 2019, no amount by way of compensation was due to the members of the management of the Company for the fiscal year of 2019.

13.6 – Outstanding options

13.6 - Regarding the outstanding options of the board of directors and of the board of statutory officers at the end of the last fiscal year, prepare a table with the following content

Amounts related to 2020

	Board of Officers
Number of members	3.0
In relation to the Options	-	2018 Plan (tranche 2)	2018 Plan (tranche 3)
Quantity	-	58,980	58,980
Exercisable quantity	-	-	-
Date when they have or will become exercisable	-	March 12, 2021	March 12, 2022
Maximum term for exercise of the Options	-	March 12, 2026	March 12, 2026
Lock-up period for transfer of shares	-	N/A	N/A
Weighted average price of exercise	-	16.83	16.83
Fair Option value on the date of grant	-	8.09	8.21
Fair value of total Options on the last day of the fiscal year	-	477,148	484,226

	Board of Officers
Number of members	4.0
In relation to the Options	2019 Plan (tranche 1)	2019 Plan (tranche 2)	2019 Plan (tranche 3)
Quantity	68,419	68,419	68,419
Exercisable quantity	-	-	-
Date when they have or will become exercisable	March 20, 2021	March 20, 2022	March 20, 2023
Maximum term for exercise of the Options	March 20, 2027	March 20, 2027	March 20, 2027
Lock-up period for transfer of shares	N/A	N/A	N/A
Weighted average price of exercise	23.41	23.41	23.41
Fair Option value on the date of grant	11,79	11,82	11,71
Fair value of total Options on the last day of the fiscal year	806,656	808,709	801,183

	Director
Number of members	1.0
In relation to the Options	2019 Plan (tranche 1)	2019 Plan (tranche 2)
Quantity	950,000	950,000
Exercisable quantity	-	-
Date when they have or will become exercisable	March 20, 2023	March 20, 2024
Maximum term for exercise of the Options	March 20, 2027	March 20, 2028
Lock-up period for transfer of shares	-	-
Weighted average price of exercise	23.41	23.41
Fair Option value on the date of grant	11.71	11.50
Fair value of total Options on the last day of the fiscal year	11,122,491	10,927,491

	Director
Number of members	1.0
In relation to the Options	2017 Plan (tranche 1)	2017 Plan (tranche 2)	2018 Plan (tranche 1)	2018 Plan (tranche 2)
Quantity	950,000	950,000	950,000	950,000
Exercisable quantity	-	-	-	-
Date when they have or will become exercisable	July 12, 2021	July 12, 2022	March 12, 2022	March 12, 2023
Maximum term for exercise of the Options	-	-	-	-
Lock-up period for transfer of shares	-	-	-	-
Weighted average price of exercise	12.04	12.04	16.83	16.83
Fair Option value on the date of grant	9.58	9.67	8.21	8.32
Fair value of total Options on the last day of the fiscal year	9,101,000	9,186,500	7,799,500	7,904,000

Board of Officers
Number of members	3.0
In relation to the restricted shares	2017 Plan - Restricted shares (tranche 1)	2017 Plan - Restricted shares (tranche 2)	2017 Plan - Restricted shares (tranche 3)	2018 Plan - Restricted shares (tranche 1)	2018 Plan - Restricted shares (tranche 2)	2018 Plan - Restricted shares (tranche 3)
Quantity			11,676		11,669	11,669
Exercisable quantity			-		-	-
Date when they have or will become exercisable			March 10, 2021		March 12, 2018	March 12, 2018
Maximum term for exercise of the Options			March 10, 2021		March 12, 2021	March 12, 2022
Lock-up period for transfer of shares			N/A		N/A	N/A
Weighted average price of exercise			-		-	-
Fair Option value on the date of grant			-		-	-
Fair value of total Options on the last day of the fiscal year			-		-	-

Board of Officers
Number of members	5.0
In relation to the restricted shares	2019 Plan - Restricted shares (tranche 1)	2019 Plan - Restricted shares (tranche 2)	2019 Plan - Restricted shares (tranche 3)
Quantity	23,000	23,000	23,000
Exercisable quantity	-	-	-
Date when they have or will become exercisable	March 20, 2021	March 20, 2022	March 20, 2023
Maximum term for exercise of the Options	March 20, 2021	March 20, 2022	March 20, 2023
Lock-up period for transfer of shares	-	-	-
Weighted average price of exercise	-	-	-
Fair Option value on the date of grant	-	-	-
Fair value of total Options on the last day of the fiscal year	-	-	-

Director
Number of members	1.0
In relation to the restricted shares	2018 Restricted Shares (tranche 3)	2019 Plan - Restricted shares (tranche 1)	2019 Plan - Restricted shares (tranche 2)	2019 Plan - Restricted shares (tranche 3)
Quantity	73,872		155,972	155,972
Exercisable quantity	-		-	-
Date when they have or will become exercisable	March 12, 2021		March 20, 2021	March 20, 2022
Maximum term for exercise of the Options	-		-	-
Lock-up period for transfer of shares	N/A		N/A	N/A
Weighted average price of exercise	-		-	-
Fair Option value on the date of grant	-		-	-
Fair value of total Options on the last day of the fiscal year	-		-	-

	Board of Officers
Number of members	5.0
In relation to the CIP	2020 Plan – CIP (tranche 1)	2020 Plan - CIP (tranche 2)	2020 Plan - CIP (tranche 3)
Quantity	28,996	28,996	28,996
Exercisable quantity	-	-	-
Date when they have or will become exercisable	March 27, 2021	March 27, 2022	March 27, 2023
Maximum term for exercise of the Options	March 27, 2021	March 27, 2022	March 27, 2023
Lock-up period for transfer of shares	-	-	-
Weighted average price of exercise	0.01	0.01	0.01
Fair Option value on the date of grant	29,00	29,00	29,00
Fair value of total Options on the last day of the fiscal year	840,874	840,874	840,874

	Director
Number of members	1.0
In relation to the CIP	2020 Plan – CIP (tranche 1)	2020 Plan - CIP (tranche 2)	2020 Plan - CIP (tranche 3)
Quantity	293,503	293,503	293,503
Exercisable quantity	-	-	-
Date when they have or will become exercisable	March 27, 2021	March 27, 2022	March 27, 2023
Maximum term for exercise of the Options	-		-
Lock-up period for transfer of shares	N/A		N/A
Weighted average price of exercise	0.01	0.01	0.01
Fair Option value on the date of grant	29,00	29,00	29,00
Fair value of total Options on the last day of the fiscal year	8,511,587	8,511,587	8,511,587

Board of Officers
Number of members	5.0
In relation to the LTIP	2020 Plan- LTIP (Cliff)
Quantity	61,092
Exercisable quantity	-
Date when they have or will become exercisable	March 27, 2023
Maximum term for exercise of the Options	March 27, 2023
Lock-up period for transfer of shares*	12 months
Weighted average price of exercise	0.01
Fair Option value on the date of grant	73,46
Fair value of total Options on the last day of the fiscal year	4,487,818

(*) Not applied to all board of officers.

Director
Number of members	1.0
In relation to the LTIP	2020 Plan – LTIP (cliff)
Quantity	594,290
Exercisable quantity	-
Date when they have or will become exercisable	March 27, 2023
Maximum term for exercise of the Options	-
Lock-up period for transfer of shares	12 months
Weighted average price of exercise	0.01
Fair Option value on the date of grant	73,46
Fair value of total Options on the last day of the fiscal year	43,656,543

13.7 – Exercised options and delivered shares

13.7 - Regarding the exercised options and delivered shares related to the share-based compensation of the board of directors and of the board of statutory officers over the last 3 fiscal years, prepare a table with the following content

Amounts 2020 fiscal year

Board of Officers
Number of members*	5
Regarding the restricted shares delivered	“AR2016” Plan	“AR2017” Plan	“AR2018” Plan
Shares delivered	8,672	11,662	61,662
Weighted average purchase price	25,00	38,78	32,89

Board of Directors
Number of members*	1
Regarding the restricted shares delivered	“AR2017” Plan	“AR2018” Plan
Shares delivered	89,416	73,872
Weighted average purchase price	47,04	32,89

Board of Directors
Number of members*	3
Regarding the options exercised	2013 Plan	Strategic Acceleration Plan 2016	2018 Plan
Number of options exercised	71,676	220,000	8,000
Exercise value	37,64	11,28	16,83
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	10,48	32,37	33,65

Considering that the incorporation of the Company occurred on January 21, 2019, there has not been any recognition of compensation nor any issuance of share-based remuneration in years 2017, 2018 and 2019 for the members of the Board of Directors and of the Board of Statutory Officers.

As approved at a special shareholders’ meeting held on July 17, 2019, no amount by way of compensation was due to the members of the management of the Company for the fiscal year of 2019.

13.8 – Share/Option pricing

13.8 - Summary description of the information required to understand the data stated in items

13.5  through 13.7, as well as an explanation of the share and option pricing method.

2020 Restricted Shares, Performance Shares and Strategy Acceleration Plan
	Board of Directors	Board of Officers
a) pricing model	Binomial	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	Volatility of approximately 49%; Dividend yield of 0.00%; Risk-free interest rate of 4.83% up to 6.03%.	Volatility of approximately 49%; Dividend yield of 0.00%; Risk-free interest rate of 4.83% up to 6.03%
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 820 days.	Standard deviation of the last 820 days.

2019 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Board of Officers
a) pricing model	Binomial	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	Volatility of approximately 38%; Dividend yield of 1.17%; Risk-free interest rate of 6.41% up to 8.78%.	Volatility of approximately 38%; Dividend yield of 1.17%; Risk-free interest rate of 6.41% up to 8.78%
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.

2018 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Board of Officers
a) pricing model	Binomial	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	Volatility of approximately 39%; Dividend yield of 2.31%; Risk-free interest rate of 6.17% up to 8.74%.	Volatility of approximately 39%; Dividend yield of 2.31%; Risk-free interest rate of 7.38% up to 8.71%.
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.

2017 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Board of Officers
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	N/A	Volatility of approximately 41.9%; Dividend yield of 3.3%; Risk-free interest rate of 9.4 up to 9.6%.
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value.	N/A	N/A

Amounts related to 2016:
Restricted Shares and Options Plan
	Board of Directors	Board of Officers
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	N/A	Volatility of approximately 37.2%; Dividend yield of 3.4%; Risk-free interest rate of 12.9 up to 13.2%.
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value.	N/A	N/A

Strategy Acceleration Program
	Board of Directors	Board of Officers
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	N/A	Volatility of approximately 39.4%; Dividend yield of 4.6%; Risk-free interest rate of 11.5 up to 12.1%.
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value.	N/A	N/A

13.9 – Interests held per body

13.9 - State the number of shares or membership units (quotas) directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership units issued by issuer, its direct or indirect controlling shareholders, subsidiaries or companies under common control, by members of the board of directors, board of statutory officers or fiscal committee, grouped per body

Body	Common Shares
Board of Directors	477,062
Board of Officers	537,552
Fiscal Committee	0

13.10 - Information Regarding the Social Security Plans Granted to the Members of the Board of Directors and to the Statutory Officers

13.10 - Information regarding the social security plans granted to the members of the board of directors and to the statutory officers

	Board of Directors	Board of Officers
Total number of members	12,17	6
Number of compensated members	0	3
Plan name	-	Itaú Vida e Previdência S.A.
Number of managers who are able to retire	-	0
Conditions to retire early	-	N/A
Updated accumulated value of contributions accumulated up to the end of the last fiscal year, discounting the portion related to contributions made directly by the administrators.	-	1,087.1
Total accumulated value of the contributions made during the last fiscal year, less the portion related to contributions made directly by the administrators	-	55.1
Possibility of early redemption and conditions (**)	-	Yes; however, on the part of the company, only with the termination of the employee and after 5 years of contribution to the plan

(*) 60 years of age having ended the employment relationship with Company.

(**) Redemption of the total or partial portability of the accumulated balance may be made at any time, referring to the employee’s contributions, respecting the 60-day grace period from the date of adhesion to the benefit or 60-day interval from the last redemption. When redeeming porting total or partial contributions, the employee loses the proportional value of the company / matching

13.11 – Maximum, minimum and average individual compensation of the board of directors, of the board of statutory officers and of the fiscal committee

Total compensation for the year ended – December 31, 2020 – Annual Amounts

	Board of Directors	Board of Officers	Fiscal Committee
Total members	12,17	4,67	3
Number of compensated members	12,17	4,00	3
Highest remuneration value (Reais)	66,170.8	5,694.2	140.7
Lowest remuneration value (Reais)*	1,227.1	1,392.4	140.7
Average remuneration value (Reais)	6,301.5	3,745.3	140.7

*For the value of the lowest individual annual remuneration, members who have not exercised at least 12 months in the function were disregarded.

13.12 - Compensation or indemnification mechanisms for managers in the event of dismissal or retirement

Within the scope of its activity, and based on the market practice, the Company negotiates confidentiality and non-compete agreements with members of its management in case of dismissals. Such agreements establish the compensation to the Managers for the assumed non-competition and confidentiality obligations.

The Company has arranged Directors and Officers Civil Liability Insurance (D&O). For further information on their terms, see item 12.11 of this Reference Form.

As provided for in its Bylaws, the Company shall indemnify and hold their managers, committee members and other employees that hold management positions or roles harmless, in case of any damage or loss incurred in view of the regular exercise of their duties in the Company. The indemnification will not apply in case (i) of acts practiced outside the exercise of their powers and duties; (ii) of bad faith, willful misconduct, gross negligence or fraud; (iii) of acts practiced in their own interest or in the interest of third parties to the detriment of the Company’s corporate interest; (iv) of indemnifications arising from corporate proceedings set out in article 159 of Law No. 6,404/76 or reimbursement for losses set out in article 11, 5th paragraph, II of Law No. 6,385, of December 7, 1976; and (v) the beneficiary is indemnified under the terms of the D&O Insurance, mentioned above, among other events. The indemnification agreement template to be used by the Company is available on https://ri.naturaeco.com/en/.

Finally, under the terms of the share-based compensation programs of the Company, in the events of dismissal or retirement, managers may retain a portion or all rights granted, according to the rules applicable to each program and referred to in item 13.4 of this Reference Form.

13.13 – Percentage of the total compensation held by managers and fiscal committee members related to the controlling shareholders

13.13 - As for the last three fiscal years, state the percentage of the total compensation of each body as recognized in the issuer’s results related to members of the board of directors, of the board of statutory officers or of the fiscal committee who are related to the direct or indirect controlling shareholders, as defined in the accounting rules dealing with this issue

Amounts for the 2020 fiscal year.

	Board of Directors	Board of Officers	Fiscal Committee
% of the total compensation	5,0%	0%	0%

Considering that the incorporation of the Company occurred on January 21, 2019 and that no payment was made by the Company to its managers in the fiscal year of 2019, there has not been acknowledgment of any compensation in years 2018 and 2019 for the members of the Board of Directors, of the Board of Statutory Officers and of the Fiscal Committee.

13.14 – Managers’ and Fiscal Committee Members’ compensation, grouped per body, received for any reason other than their positions

13.14 - As for the last three fiscal years, state the amounts recognized in the issuer’s results as compensation of members of the board of directors, of the board of statutory officers or of the fiscal committee, grouped per body, for reasons other than their positions, e.g. commissions and advisory or consulting services rendered

The members of the Board of Directors, of the Fiscal Committee and of the Board of Statutory Officers never received compensation other than those related to the position they hold in the Company and/or in the management of its subsidiaries and controlled companies.

13.15 - Managers’ and Fiscal Committee Members’ Compensation Recognized in the Result of Direct or Indirect Controlling Shareholders of Companies Under Common Control With and Companies Controlled By Issuer

13.15 - Managers’ and fiscal committee members’ compensation recognized in the result of direct or indirect controlling shareholders of companies under common control with and companies controlled by issuer

Compensation received due to the position held in the issuer

As reported in item 13.1(f) above, there was no compensation borne by subsidiaries, direct or indirect controlled companies or controlling shareholders due to the position exercised at the issuer.

Fiscal year 2020 - other compensations received

Body	Board	Board of Officers	Fiscal Committee	TOTAL
Direct and indirect controlling shareholders	0	0	0	0
Issuer’s subsidiaries	0	10,405.3	0	10,405.3
Companies under common control	0	0	0	0

In the table above, the compensations received refer to the position of one Statutory Officer held in the issuer’s subsidiary, Natura Cosméticos S.A., as mentioned in item 13.1.b.v above, due to the position exercised at such subsidiary. These values include fixed compensation/ management fee, variable compensation, share-based compensation, private pension plan and benefits, as well as the charges on these compensations.

Fiscal year 2019 – other compensations received

Body	Board	Board of Officers	Fiscal Committee	TOTAL
Direct and indirect controlling shareholders	0	0	0	0
Issuer’s subsidiaries	26,706.8	7,733.7	0	31,440.4
Companies under common control	0	0	0	0

In the table above, the compensations received refer to the position of Directors and Statutory Officers held in the issuer’s subsidiary, Natura Cosméticos S.A. These values include fixed compensation/ management fee, variable compensation, share-based compensation, private pension plan and benefits, as well as the charges on these compensations.

As previously mentioned, no amount by way of compensation was due to the members of the management of the Company for the fiscal year of 2019, in relation to the position exercised at the Company.

13.16 - Other relevant information

At the issuer’s ordinary annual general meeting occurred on April 30, 2020 (“2020 AGM”), the Company shareholders approved the global compensation of the management for the period from May 2020 to April 2021, in the total amount of up to R$81,065,749.62.

The Company management explained at the time, through the management proposal for the 2020 AGM, that the amount of R$81,065,749.62 considered that no variable compensation (bonus, profit participation and corresponding charges) would be paid to the Company’s statutory management, assuming that the goals for this compensation component would not be met due to the potential impacts of Covid-19.

2020 was a time to care. The Company focused on ensuring the health and safety of its associates, of its network of consultants and representatives, and of its business partners, prioritized essential products, including significant donations, and worked to strengthen its capital structure to absorb the possible impacts brought by Covid-19 on results. Even in the face of a challenging scenario, the Company demonstrated resilience, and reported net revenue growth of 12.1% in BRL (-2.3% in constant currency) in 2020, outperforming the CFT1 market. The strength of the Group’s social selling model, iconic brands, advancement of digitalization and omnichannel strategy around the world, resulted in exceptional performance in recent quarters. The Company ended the year with great confidence in its business model and brands as a result of the efforts, resilience, and dedication of its network of associates and executives.

In light of the above, the Management has proposed that the general meeting should approve the amendment to the global compensation of the Company’s management for the period of May, 2020 to April 2020 to R$98.933.977,48, essentially to incorporate to the global compensation of this period the amounts paid as bonus/profit participation.

In order to support the management proposal for the adjustment of the global compensation paid for the period of May 2020 – April, 2021, and allow shareholders to properly analyze it, see below a table comparing (i) the shareholder approved proposal for the global compensation amount of the Board of Directors and Board of Executive Officers for the period of May 2020 – April 2021; (ii) the actual amounts paid as compensation for the period of May 2020 to April 2021; and (iii) the proposed amount for the global compensation of the management for the period of May 2021 – April 2022.

Pursuant to the revised guidance issued by the CVM in Ofício Circular/CVM/SEP/N01/2021 dated February 26th, 2021, companies are now required to disclose management compensation amounts net of social charges dye by the employer as contained in Section 13.2 above.

However, the global management compensation originally approved and the actual amounts incurred for the period May, 2020 – April 2021 were determined and approved by the Company shareholders pursuant to the previous guidance, which included such charges in the compensation proposal.

In this sense, in order to preserve the comparability of the estimated compensation for the upcoming May 2021 – April 2022 period with the historical numbers, the table below is being presented according to the previous methodology, which includes labor charges due by the employer. These charges are disclosed in item “4. Others”.

For information purposes, with respect to the proposed management compensation for the period between May 2021 and April 2022 contained in the management proposal submitted for approval by

____________________

1 Cosmetics, Fragrance and Toiletries market performance: Company estimate based on global peers’ net revenue vs prior year of approximately -8.3% in FY20 (in reported FX), as reported by the companies or estimates published on Bloomberg for those who have not yet reported.

the Company’s shareholders, which considers the new methodology (i.e., net of labor charges due by the employer), the amount is R$ 104.585.615,4. Under the previous methodology, as included below, this amount corresponds to R$ 111,692.3 million.

Comparison between Natura Holding’s global management compensation: (i) Approved for May 2020-April 2021; (ii) actual compensation paid for the same period in 2020; and (iii) management proposal for approval for the same period of 2021 (amounts in R$, except for number of members)

Description	Approved - May 2020 - April 2021				Actual - May 2020 - April 2021				Approved x Realized - May2020 - April 2021	Proposed May 2021 - April 2022				Proposed May 2021 - April 2022 vs Realized May 2020 - April 2021
	Board of Directors	Board of Officers	Fiscal Com- mittee	Total	Board of Directors	Board of Officers	Fiscal Com- mittee	Total	%	Board of Director s	Board of Officers	Fiscal Com- mittee	Total	R$	%
Number of members	13	6	3	22	12,17	6	3	21,17		13	6	0	19
Number of compensated members	13	5	3	21	12,17	5	3	20,17		13	5	0	18
1. Fixed Compensation	11.836,2	6.285,0	377,1	18.498,3	11.702,4	5.827,5	351,8	17.881,8	-3,3%	12.771,2	5.871,4	0,0	18.642,6	760,9	4%
2. Benefits	837,4	977,7	0,0	1.815,1	562,8	949,6	-	1.512,4	-16,7%	580,4	1.110,8	0,0	1.691,2	178,8	12%
3. Participation in Committees	480,0	0,0	0,0	480,0	476,2	0,0	-	476,2	-0,8%	879,6	0,0	0,0	879,6	403,4	85%
4. Others	2.463,2	2.240,9	75,4	4.779,5	2.451,2	2.198,1	70,4	4.719,7	-1,3%	2.730,2	2.325,6	0,0	5.055,7	336,1	7%
5. Bonus	-	-	0,0	0,0	16.114,7	-	-	16.114,7	-	10.254,8	-	0,0	10.254,8	-5.859,9	-36%
6. Profit Sharing (PLR)	-	-	0,0	0,0	-	5.348,1	-	5.348,1	-	-	6.313	0,0	6.313,4	965,3	18%
7. Others	11.871,6	1.937,3	0,0	13.808,9	3.222,9	-	-	3.222,9	-76,7%	2.051	-	0,0	2.051,0	-1.172,0	-36%
8. Post-Employment Benefits (cessation of the exercise in the position)	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
9. Share-based compensation (6)	36.655,6	5.480,8	0,0	42.136,4	44.505,5	5.574,8	-	50.080,3	18,9%	61.418	5.386	0,0	66.804,0	16.724	33%
10. Monthly Compensation Amount	5.345,3	1.410,1	37,7	6.793,2	6.586,3	1.658	35,2	8.280	21,9%	7.557,1	1.750,6	0,0	9.307,7	1.028	12%
11. Total Compensation	64.144,0	16.921,7	452,5	81.518,2	79.035,8	19.898	422,1	99.356,1	21,9%	90.685,1	21.007,2	0,0	111.692,3	12.336	12%

For the fiscal year 2021 (comprising the period of May 2021 to April 2022), the proposed Company’s global compensation (under the previous methodology) is of R$111,692.3 million. As indicated in the chart, the differences between the proposed global compensation for the Company and the compensation actually paid for Natura Holding for the year 2020 (comprising the period of May, 2021 and April, 2022) are mainly due to: (i) variations in FX rate over the periods considered; (ii) the proposal to elect an additional member to the Board of Directors; and (iii) the implementation of a LTI (Long Term Incentive) plan for executives (Plan 2021- 23).

The global compensation paid by Natura Holding in 2020, represented 0.32% of the Group’s Net Revenue in 2020 Revenue. With respect to the proposed global compensation of the Company for 2021 (comprising the period of May, 2021 to April, 2022), the Company expects that such percentage will remain substantially the same, when compared to the 2021 estimated1 net revenue of the Group.

_____________________

1 Estimated, aggregated and adjusted (unaudited) information from Natura &Co Group, for information and reference purposes only.

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY
GENERAL MEETINGS
TO BE HELD ON APRIL 16, 2021

EXHIBIT IV
Proposal for Amendment to the Bylaws and Comparative Chart

Bylaws of Natura &Co containing the proposed amendments in highlight

Exhibit IV – Draft of new Bylaws

BYLAWS
OF
NATURA &CO HOLDING S.A.

Chapter I
NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is governed by these Bylaws and applicable legislation, especially Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph - With the admission of the Company to Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, the shareholders thereof, including controlling shareholders, managers and members of the fiscal council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph - The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 - The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 - The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

Chapter II
SHARE CAPITAL, SHARES AND SHAREHOLDERS

Article 5 - The Company’s capital stock, fully subscribed and paid up, is ~~of twelve billion, five hundred and eighty-six million, nine hundred and seventy-eight thousand, four hundred and nine reais and eighty-three centavos (R$12,586,978,409.83)~~ twelve billion, six hundred and eight million, four hundred and fifty-one thousand, four hundred and sixty-one reais and forty- eight centavos (R$12.608.451.461,48), divided into ~~one billion, three hundred and seventy-~~

~~five million, eighteen thousand, one hundred and forty (1,375,018,140)~~ one billion, three hundred and seventy-one million, eight hundred and nineteen thousand, three hundred and four (1.375.819.304) registered common shares, with no par value.

Article 6 - The Company shall be authorized to increase its share capital, regardless of a bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, as resolved by the Board of Directors, which shall set the conditions of the issuance, including the price and term for full payment.

Paragraph 1 - Within the authorized capital limit, the Board of Directors may resolve on the issue of convertible debentures and subscription warrants, as well as the capital increase upon capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 - The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options.

Article 7 - The share capital shall be exclusively represented by common shares and each common share shall entail the right to one vote in the shareholders’ resolutions.

Article 8 - All of the Company’s shares shall be held in book-entry form, in the name of their holders, and shall be held in a trust account with a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”).

Sole Paragraph - The transfer cost of the shares may be charged directly to the shareholder by the depositary institution, as may be defined by the custody agreement, with due regard to the maximum limits set by CVM.

Article 9 - The issue of new shares, debentures convertible into shares or subscription warrants, the placement of which is carried out through sale in a stock exchange, public subscription or exchange for shares in a public offer of shares pursuant to articles 257 to 263 of Law No. 6,404/76, or, also, pursuant to special law regarding tax incentives, it may occur without the shareholders being granted a preemptive right for the subscription or with the reduction of the minimum term set forth by law for the exercise thereof.

Chapter III
GENERAL MEETING AND MANAGEMENT OF THE COMPANY

Section I
GENERAL MEETING

Article 10 - The General Meeting may gather, on an ordinary basis, once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 - The resolutions of the General Meeting shall be made by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation.

Paragraph 2 - The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting may be held and presided over by any of the Co-chairmen of the Board of Directors or, if absent or prevented from attending the meeting, by the Executive Chairman of the Board of Directors, or, if the Co-chairmen of the Board of Directors and the Executive Chairman of the Board of Directors are absent or prevented from attending the meeting, by the Corporate Governance Officer of the Company, or anyone appointed by either of them. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the duties set forth by law:

(i)       elect and dismiss members of the Board of Directors and of the Fiscal Council, as the case may be;

(ii)      set the global compensation of the members of the Board of Directors and of the Board of Officers, as well as that of the members of the Fiscal Council, if convened;

(iii)     approve any splitting or grouping of shares;

(iv)     approve share-based compensation programs for its managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v)      resolve on the allocation of the net profits of the year and on the distribution of dividends;

(vi)     elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(vii)    resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and any votes cast opposing to the content of such agreements may not be taken into account.

Section II
MANAGEMENT BODIES

Subsection I
General Provisions

Article 13 - The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 - The investiture in office shall occur through an instrument of investiture, which shall state that the individual shall be subject to the commitment clause referred to in Article 36 of these Bylaws, drafted in a proper book, and signed by the manager that was invested in office, with any management guarantee being waived.

Paragraph 2 - The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 - The managers, in the exercise of their duties, shall observe the short- and long-term interests of the Company, including the interests and expectations of the shareholders, associates, suppliers, partners, clients and other creditors, of the communities in which the Company operates locally and globally, as well as the impacts on the environment.

Article 14 - The Meeting shall determine the annual global allowance for allocation among the managers and the Board of Directors shall be responsible for allocating the amount individually, in compliance with the provisions set forth in these Bylaws.

Article 15 - Any of the management bodies may validly meet with the attendance of the majority of its members and make resolutions by the vote of the majority of those in attendance.

Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the Board of Directors, the Co-Chairman of the Board of Directors presiding the meeting shall have the casting vote regarding the resolution.

Paragraph 2 - Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 - The meetings of the management bodies may be held exceptionally by conference call, video conference, email or any other means of communication that allows for the identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 - Members who attend the meetings by conference call, video conference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II
Board of Directors

Article 16 - The Board of Directors shall be composed of at least nine (9) and at most thirteen (13) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

Paragraph 1 - The Board of Directors will be mostly comprised of external members. Among the members of the Board of Directors, at least, one third (1/3) ~~two (2) or twenty percent (20%), whichever is greater,~~ shall be independent directors, according to the definition of the Novo Mercado Rules, and the determination of the individuals appointed to the board of directors as independent directors is to be resolved at the general meeting that elects them, provided that the directors elected through the option provided for in article 141, paragraphs 4 and 5, of Law No. 6,404/76, will also be deemed as independent directors in the event the Company has a controlling shareholder. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of directors, it will be rounded-up to the subsequent whole number.

Paragraph 2 - The members of the Board of Directors must have an unblemished reputation. Those who (i) hold positions in companies that may be considered competitors of the Company or (ii) have or represent conflicting interests with the Company may not be elected, except as otherwise approved by the General Meeting.

Paragraph 3 - Pursuant to art. 115, paragraph 1, of Law No. 6,404/76, the exercise of the voting rights, in the election of the members of the Board of Directors, in circumstances that constitute a conflict of interests with the Company, is forbidden.

Paragraph 4 - A member of the Board of Directors may not have access to information or attend meetings of the Board of Directors related to matters to which he/she has or represents a conflicting interest with the Company.

Paragraph 5 - The Board of Directors may, for a better performance of its duties, create committees or work groups with defined objectives, which shall be composed of persons appointed thereby from among the members of the administration and/or other persons directly or indirectly related to the Company.

Article 17 - In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141, of Law No. 6,404/76.

Sole Paragraph - If the multiple vote process is not requested, according to the law, the General Meeting may vote through slates previously registered with the presiding board, which shall ensure the right to appoint one member to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares. The presiding board shall not accept the registration of any slate in violation of the provisions of this Article.

Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen, as well as one Executive Chairman of the Board of Directors and one Main Executive of the Group, who shall be elected by majority vote of its members, at the first meeting of the Board of Directors immediately after the investiture of such members, or whenever there is a vacancy or resignation in those positions.

Paragraph 1 - The positions of Co-Chairman of the Board of Directors and Group’s Main Executive cannot be held by the same person.

Paragraph 2 - The positions of Executive Chairman of the Board of Directors and Group’s Main Executive cannot be held by the same person.

Paragraph 3 - The members of the Board of Directors, at the first meeting after their investiture in office, shall also determine the number of Co-Chairmen and then, appoint, among them, who will preside the meetings of the Board of Directors for the term of office.

Paragraph 4 - In addition to their legal attributions, the elected Co-Chairmen shall have the following attributions:

(a)       to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the Group’s Main Executive;

(b)       to foster the vision of the Company in accordance with its values, identity and origin;

(c)       to maintain and develop the institutional relationships of the Company with entities and authorities with the purpose of promoting and safeguarding the interests of the Company;

(d)       to keep and promote the relationship with the shareholders of the Company;

(e)       to promote the vision, image and aspects of the independent Business Units within the Company and toward third parties;

(f)       to review and propose the compensations for the Executive Chairman of the Board of Directors and the Group’s Main Executive.

(g)       with the support of the Executive Chairman of the Board of Directors and the committees, to organize and coordinate the meeting agendas of the Company’s Board of Directors, the meeting calendars and General Meetings of the Company, call and preside over meetings of the Company’s Board of Directors, ensure that the directors receive the appropriate information for each meeting, as well as ensure the proper functioning of the body;

(h)       to set forth and monitor the process for evaluation of the Executive Chairman of the Board of Directors and the Group’s Main Executive, of other members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office;

(i)       to coordinate the preparation and updating of the plan for succession of the Group’s Main Executive; and

(j)       at least one of them shall comprise and preside over the Corporate Governance Committee ~~and at least one of them shall participate in the Organizational Development and Personnel Committee~~.

Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to his legal attributions as a member of the Board of Directors, the following attributions:

(a)       to monitor the execution of the activities related to the general planning and execution of the Group’s long and short-term strategies, in accordance with the purposes and interests of the group, set by the Company’s shareholders and Board of Directors;

(b)       to propose the governance, pace and levels of interaction between the Company’s Operational Committee, the executive committees of each Business Unit, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c)       to collaborate with the Company’s Board of Directors in the inspection of each Business Unit;

(d)       to support the Co-Chairmen of the Board of Directors in the organization and coordination of the meeting agendas of the Company’s Board of Directors, the schedules of the Company’s meetings and General Meetings, call the meetings of the Company’s Board of Directors, and ensure that the directors receive the appropriate information for each meeting, and ensure the proper functioning of the body; and

(e)       to support the Co-Chairmen of the Board of Directors in the process for evaluation of the members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office.

Paragraph 6 - The Group’s Main Executive shall have, in addition to the legal attributions as a member of the Board of Directors, the following duties as main executive of the business group constituted by the Company and its subsidiaries, controlled companies and affiliates (“Group”):

(a)       to preside over the Operational Committee of the Group and coordinate the action of the officers of the Company and its subsidiaries, controlled companies and affiliates, keeping each Business Unit with their own executive committees and offices;

(b)       to foster collaboration and synergy between the management of each Business Unit, referring the questions to the Board of Directors of the Company and the respective committees;

(c)       to propose to the Board of Directors of the Company, over time, the attributions and duties dedicated to the Company and Business Units; and

(d)       to make recommendations to the Company’s Board of Directors and the Board of Officers regarding the management of the Group, from an outcome point of view, including resource allocations between business units, talent management and cash flow, to ensure that the management is aligned with the objectives and interests approved by the Board of Directors and the shareholders of the Company.

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, and will temporarily exercise the term of office until the date of the next General Meeting to be held, which will appoint a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term of office. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 3 of Article 18 or by the majority of board members.

Paragraph 1 - Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 - All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any member of the Board of Directors, it may be substituted at Board meetings by another director expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In this case, the director who is replacing the absent director, in addition to his own vote, shall cast the early vote of the absent director.

Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by law or by the Bylaws:

(i)       exercise the normative functions regarding the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or the Board of Officers;

(ii)      establish the general orientation of the Company’s businesses;

(iii)     elect and dismiss the Officers of the Company;

(iv)     attribute to the Officers their respective functions, observing the provisions of these Bylaws;

(v)      resolve on the calling of the General Meeting, when deemed appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi)     supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or which are in the process of being executed and any other acts;

(vii)    analyze the quarterly results of the operations of the Company;

(viii)   choose and remove independent auditors;

(ix)    call the independent auditors to provide the clarifications it deems necessary;

(x)     evaluate the Management Report and the accounts of the Board of Officers, and resolve on their submission to the General Meeting;

(xi)    approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation;

(xii)   approve the creation and dissolution of a subsidiary and the Company’s interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii)  determine the execution of inspections, audits or rendering of accounts in the Company’s subsidiaries, controlled companies or affiliates, as well as in any foundations sponsored thereby;

(xiv)  previously issue statements on any subject to be submitted to the General Meeting;

(xv)   authorize the issue of shares of the Company, within the limits authorized in article 6 of these Bylaws, establishing the issue conditions, including the paying-up price and term, being also able to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi)  resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii) resolve on the issue of subscription warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock bonus, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii) grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix) establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx)  resolve on the issuance of debentures;

(xxi) authorize the Company to post bond with respect to third-party obligations, except in case of wholly-owned subsidiaries of the Company;

(xxii) approve the Board of Officers’ authority and policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issue of any credit instruments to raise funds, whether bonds, notes, commercial papers, promissory notes and others, commonly used in the market, also deciding on its issue and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(xxiii) approve hiring of a trustee institution to provide bookkeeping services;

(xxiv) provide, in compliance with the rules of these Bylaws and applicable legislation, the order of its work and adopt or issue rules for its operation;

(xxv)  pronounce itself for or against any public offer of shares and other securities convertible into or exchangeable for shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public offer of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offer of shares available on the market, as well as the information required by the applicable rules established by CVM;

(xxvi) resolve on (i) the statement of interim dividends, pursuant to Article 3231, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law; e

(xxvii) define the individualization of the global compensation of managers approved by the General Meeting;

(xxviii) provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;

(xxix)  assess and annually disclose a list of the independent members of the Board of Directors, as well as indicate and justify any circumstances that may compromise their status as independent members; and

(xxx)   resolve on transactions with related parties under its authority, as set forth in the corresponding policy of the Company to be approved by the Board of Directors.

Subsection III
Board of Officers

Article 21 - The Board of Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most nine (9) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Operations and Procurement Officer, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining may be Executive Officers, all of whom shall serve for a term of three (3) years, reelection being permitted, and the position of Investor Relations Officer must be filled.

Paragraph 1 - The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - In the case of absence or temporary impediment, the Officers will be replaced by another Officer, chosen by the Group’s Main Executive. In case of vacancy, an interim substitute shall be appointed, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - The Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being especially responsible for:

(i)       complying with and causing compliance with these Bylaws and the resolutions of the Board of Directors and of the General Shareholders’ Meeting;

(ii)      prepare and submit to the Group’s Operational Committee, each year, the strategic plan, its annual reviews, and the general budget of the Company, making sure they are executed, so that they are later sent to the Board of Directors, pursuant to article 26, item “c”, of these Bylaws;

(iii)     resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil;

(iv)     deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)      submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(vi)     submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 - The Officers, in addition to the activities attributed to them by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent upon the Chief Financial Officer:

(a)     to plan, implement and coordinate the Company’s financial policy, in addition to organizing, preparing and controlling the Company’s budget;

(b)     to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c)     to provide guidance to the Company on any decision-making that involves financial risks;

(d)     to prepare financial reports and provide information on his or her areas of responsibility to the bodies of the Company;

(e)     plan and execute management policies within his or her scope; and

(f)      other duties that may be assigned thereto from time to time by the Group’s Main Executive.

Paragraph 2 - It is incumbent upon the Legal and Compliance Officer:

(a)     to advise and assist the Company with respect to legal matters;

(b)     to defend the interests of the Company before third parties;

(c)     to develop and coordinate the compliance program of the Company; and

(d)     other duties that may be assigned thereto from time to time by the Group’s Main Executive.

Paragraph 3 - It is incumbent on the Global Operations and Procurement Officer:

(a)     to prepare the Company’s mid- and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order Cycle areas;

(b)     to monitor the Company’s short-term commercial performance; and

(c)     other duties that, from time to time, are determined by the Group’s Main Executive.

Paragraph 4 - It is incumbent on the Executive Officer for Latin America:

(a)     to evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b)     other duties that, from time to time, are determined by the Group’s Main Executive.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a)     to organize and act as secretary at the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of these meetings;

(b)     to organize the processes for integrating new members of the Board of Directors, boards and committees and new officers into the Group;

(c)     to assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;

(d)     to establish the best dialog between the Board of Directors and the Group’s executive areas;

(e)     to prepare the annual calendar of activities of the Board of Directors and the Annual General Shareholders’ Meeting;

(f)      to guide the governance agents on their rights and obligations; and

(g)     other duties that, from time to time, are determined by the Group’s Main Executive.

Paragraph 6 - It is incumbent upon the Investor Relations Officer:

(a)     to represent the Company before the Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that act in the capital market;

(b)     to provide information to investors, CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital market, in accordance with applicable laws, in Brazil and abroad;

(c)     to keep the registration of the Company as a publicly-held company updated with CVM; and

(d)     other duties that may be assigned thereto from time to time by the Group’s Main Executive.

Paragraph 7 - It is incumbent upon the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a)     to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b)     to coordinate the activities of the Company and controlled companies thereof;

(c)     to conduct the budgetary management of areas of the Company under their supervision, including management and cost control;

(d)     to coordinate the actions of his/her area and specific responsibilities with that of the other officers; and

(e)     to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image;

(f)      other duties that may be assigned thereto from time to time by the Group’s Main Executive.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) Officers, or one (1) Officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 - The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - The Company may be represented by one (1) single Officer or one (1) attorney-in-fact in the following cases:

(a)     where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers;

(b)     with respect to receiving and giving acquittance for amounts owed to the Company, as well as in the case of any correspondence that is not binding upon the Company and the performance of simple administrative routine acts, including those performed before public agencies, mixed-capital companies, the Federal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, Labor Court, the Social Security Institute (INSS), the Severance Indemnity Fund

(FGTS) and its collection banks and other similar acts, and before the National Health Surveillance Agency; and

(c)     in the case the Company is represented by the Investor Relations Officer ~~before representing the Company~~ before CVM and other control bodies and institutions that operate in the capital market.

Paragraph 3 - The Board of Directors may authorize the performance of other acts binding upon the Company by only one of the members of the Board of Officers or an attorney-in-fact, acting alone, or even by the adoption of the limitation of authority criteria, to restrict, in certain cases, the representation of the Company to only one Officer or attorney-in-fact.

Paragraph 4 - When appointing attorneys-in-fact, the following rules shall be complied with:

(a)     all powers of attorney shall be granted jointly by any two (2) Officers;

(b)     if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c)     unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings or with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this Article shall not be valid nor shall they be binding upon the Company.

Subsection IV
Group’s Operational Committee

Article 25 - The Group’s Operational Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a)     the Group’s Main Executive;

(b)     the main executive of each of the Group’s Business Units, as defined by the Board of Directors; and

(c)     other directors or executive officers of the Company nominated by the Group’s Main Executive and appointed by the Board of Directors.

Paragraph 1 - The Group’s Operational Committee will be chaired by the Group’s Main Executive.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Group’s Operational Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, and activities of the Chairman of the Group’s Operational Committee, among other things.

Article 26 - It is incumbent upon the Group’s Operational Committee:

(a)     to assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group’s activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b)     to identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c)     to review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group’s strategic and business plan and supervise its execution;

(d)     to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e)     to act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f)      to foster the creation of Centers of Excellence among the Business Units.

Subsection V
Audit, Risk Management and Finance Committee

Article 27 - The Audit, Risk Management and Finance Committee (“Audit Committee”), an advising body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members:

(i)      at least one (1) of whom must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii)     at least one (1) of whom must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by CVM;

(iii)    a least one (1) of whom may not be a member of the Company’s Board of Directors; and

(iv)    one (1) of whom may accumulate the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 -The Audit Committee shall be coordinated by a Chairman designated upon appointment of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, requirements on the qualifications of its members and activities of the Chairman of the Audit Committee, among other things.

Paragraph 3 - The Audit Committee shall have its own budget, approved by the Board of Directors, intended to cover expenses with its operation and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent expert is necessary.

Article 28 - The Audit Committee shall:

(i)     issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii)    approve, prior to the resolution by the Board of Directors, any audit or extra- audit services provided by the independent auditor;

(iii)   assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv)   assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v)    assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi)   assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii)  have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(viii) other duties set forth in the Internal Rules of the Audit Committee.

Section III
FISCAL COUNCIL

Article 29 - The Company’s Fiscal Council, with the duties set forth by law, shall be composed of three (3) members and an equal number of alternates.

Paragraph 1 - The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 Paragraph 2 - The investiture of the Fiscal Council members, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which shall set forth that it shall be subject to the commitment clause referred to in Article 36 of these Bylaws, as well as the compliance with the applicable legal requirements.

Chapter IV
DISTRIBUTION OF PROFITS

Article 30 - The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 - At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a)       balance sheet;

(b)       profit and loss statement;

(c)       statement of comprehensive income;

(d)       statement of stockholders’ equity;

(e)       statement of cash flows;

(f)        value added statement; and

(g)       explanatory notes to the financial statements.

Paragraph 2 - The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 31 - The shareholders shall be entitled to receive, in each year, as dividends, a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i)       the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(ii)      the decrease of the amounts intended, in the exercise, for the creation of the legal reserve and reserves for contingencies; and

(iii)     whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76).

Paragraph 1 - The Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the mandatory dividend referred to in this Article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this Article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 - The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the mandatory dividend referred to in this Article is assigned to the shareholder in each year.

Paragraph 3 - The Company may prepare semi-annual or interim balance sheets. The Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare interim dividends from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 - The dividends not claimed within three (3) years shall become time- barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity, pursuant to the applicable legislation.

Article 32 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

Chapter V
DISPOSAL OF SHARE CONTROL AND OPA AS A RESULT OF REACHING A
RELEVANT INTEREST

Section I
DISPOSAL OF SHARE CONTROL

Article 33 - The direct or indirect disposal of the Company’s control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or condition subsequent that the purchaser undertakes to carry out the public offer of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

Section II
OPA AS A RESULT OF REACHING A RELEVANT INTEREST

Article 34 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offer for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable CVM regulations, the regulations of B3 and the terms of this Article.

Paragraph 1 - The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition under the OPA of shares issued by the Company.

Paragraph 2 - The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article.

‘Share Value’ means the greatest amount between: (i) the highest unit price achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) minus the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 - The conduct of the OPA referred to in the main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 - The conduct of the OPA referred to in the main section of this Article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened specially to resolve on the OPA.

Paragraph 5 - The Relevant Shareholder shall be obliged to comply with any CVM requests or requirements related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 - If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any CVM requests or requirements, if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 - Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this Article 34.

Paragraph 8 - The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this Article.

Paragraph 9 - The provisions of this Article 34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 - For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this Article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 - For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. The examples of persons who may represent the interests of the Relevant Shareholder include any person

(i)       that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii)       that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Company’s Average Consolidated EBITDA” is the arithmetic means of the Company’s Consolidated EBITDA related to the two (2) most recent full fiscal years.

“Company’s Consolidated EBITDA” means the Company’s consolidated operating profit before the net financial expenses, income tax and social contribution,

depreciation, depletion and amortization, as ascertained based on the consolidated audited financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 - If CVM regulations applicable to the OPA set forth in this Article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to CVM regulations shall prevail in the execution of the OPA set forth in this Article.

Article 35 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, CVM regulations and applicable B3 regulations.

Sole Paragraph - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Chapter VI
ARBITRATION COURT

Article 36 - The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

Chapter VII
COMPANY’S LIQUIDATION

Article 37 – The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

Chapter VIII
INDEMNIFICATION AGREEMENT

Article 38 - Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, Officers, Committee members and their other employees holding management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 - The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to their own benefit or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II, of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of their duties; (ii) with bad-faith, gross negligence or fraud; or (iii) in their own interest or that of third parties, in violation of the Company’s corporate interest, they shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 - The indemnification conditions and limits that are object of this Article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the contracting of a specific insurance to cover for management risks.

Chapter IX
FINAL AND TRANSITIONAL PROVISIONS

Article 39 – Events not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 40 – The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden from accepting and considering any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden from accepting and proceeding with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 41 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph - The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 42 - The provisions of Section II of Chapter V of these Bylaws do not apply to the Company’s shareholders who are signatories of the Company’s Shareholders Agreement, dated September 4, 2019 and filed at the headquarters of the Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Company’s Shareholders Agreement, including, but not limited to, purchasers who are (i) descendants and spouses, heirs or testamentary heirs of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that may contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, investment funds, trusts or similar trust entities, whose beneficiaries are the shareholders, their descendants, spouses, heirs or testamentary heirs.

Comparative Chart of the proposed amendments to the Bylaws of Natura &Co

Exhibit IV – Comparative Board and Justification to Amend the Bylaws

Current Wording of the Company’s Bylaws	Proposed Amendments to the Company’s Bylaws	Justifications
Article 5 - The Company’s share capital, fully subscribed and paid up, is of twelve billion, five hundred and eighty-six million, nine hundred and seventy-eight thousand, four hundred and nine reais and eighty-three centavos (R$12,586,978,409.83), divided into one billion, three hundred and seventy- five million, eighteen thousand, one hundred and forty (1,375,018,140) registered common shares, with no par value.	Article 5 - The Company’s share capital, fully subscribed and paid up, is of ~~twelve billion, five hundred and eighty-six million, nine hundred and seventy-eight thousand, four hundred and nine reais and eighty-three centavos (R$12,586,978,409.83)~~ twelve billion, six hundred and eight million, four hundred and fifty-one thousand, four hundred and sixty-one reais and forty-eight centavos (R$ 12.608.451.461,48), divided into ~~one billion, three hundred and seventy-five million, eighteen thousand, one hundred and forty (1,375,018,140)~~ one billion, three hundred and seventy-five million, eight hundred and nineteen thousand, three hundred and four (1.375.819.304) registered common shares, with no par value.	The Company’s Management proposes the amendment so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 16, 2021, which was increased from twelve billion, five hundred and eighty-six million, nine hundred and seventy-eight thousand, four hundred and nine reais and eighty-three centavos (R$12,586,978,409.83), divided into one billion, three hundred and seventy-five million, eighteen thousand, one hundred and forty (1,375,018,140) registered common shares, with no par value, to twelve billion, six hundred and eight million, four hundred and fifty- one thousand, four hundred and sixty-one reais and forty-eight centavos (R$12.608.451.461,48), divided into one billion, three hundred and seventy-five million, eight hundred and nineteen thousand, three hundred and four (1.375.819.304) registered common shares, with no par value, as a result of the exercise of call options or options to subscribe common shares issued by the Company, by the Company’s managers and employees, as well as by the managers and employees of the companies directly or indirectly controlled by it, who participate in the current long- term incentive plans, as authorized by the wording of article 6, paragraph 2, of the Company’s Bylaws.
Article 16 – (...) Paragraph 1 - Among the members of the Board of Directors, at least two (2) or twenty percent (20%),	Article 16 – (...) Paragraph 1 - The Board of Directors will be mostly comprised of external members. Among the members	The Brazilian Corporate Governance Code (“CBGC”), created under the coordination of the Brazilian Institute of Corporate Governance, sets forth a set of practices for publicly-held companies, based on an

Current Wording of the Company’s Bylaws	Proposed Amendments to the Company’s Bylaws	Justifications
whichever is greater, shall be independent board members, according to the definition of the Novo Mercado Rules, and the determination of the individuals appointed to the board of directors as independent board members is to be resolved at the general meeting that elects them, provided that board members elected through the option provided for in article 141, paragraphs 4 and 5, of Law No. 6,404/76, will also be deemed as independent board members in the event the Company has a controlling shareholder. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of board members, it will be rounded-up to the subsequent whole number.	of the Board of Directors, at least one third (1/3) ~~two (2) or twenty percent (20%), whichever is greater,~~ shall be independent board members, according to the definition of the Novo Mercado Rules, and the determination of the individuals appointed to the board of directors as independent board members is to be resolved at the general meeting that elects them, provided that board members elected through the option provided for in article 141, paragraphs 4 and 5, of Law No. 6,404/76, will also be deemed as independent board members in the event the Company has a controlling shareholder. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of board members, it will be rounded-up to the subsequent whole number.

“apply or explain” approach.

Pursuant to CVM Rule No. 480/09, publicly-held companies must provide a Report on the adoption of the practices recommended by CBGC on an annual basis.

The practice recommended in its item 2.2.1(i) sets forth the following:

“2.2.1 The bylaws must establish that: (i) the board of directors shall be mostly composed of external members, with, at least, one third of independent members; (...)”

In order to adopt the recommended practice and improve its corporate governance practices, we propose the amendment of the Company’s Bylaws so that the foregoing principle be adopted.

Irrespective of the amendment to the Bylaws proposed herein, the Company already meets the proposed rule, considering that, out of the twelve (12) members who currently compose its Board of Directors, eight (8) are independent members, which corresponds to 67% of independent members. Similarly, a majority of the members of the Board of Directors of the Company are deemed external members.

Article 18 – The Board of Directors shall be comprised of up to three (3) Co-Chairmen, as well as an Executive Chairman of the Board of Directors and	Article 18 – The Board of Directors shall be comprised of up to three (3) Co-Chairmen, as well as an Executive Chairman of the Board of Directors and	Pursuant to the Bylaws, the Co-Chairmen of the Board of Directors will be elected by the majority vote of the other members of the Board of Directors, and

Current Wording of the Company’s Bylaws	Proposed Amendments to the Company’s Bylaws	Justifications

the Group’s Main Executive, who shall be elected by the majority vote of its members, at the first meeting of the Board of Directors immediately after the investiture of such members, or whenever there is a vacancy or resignation in those positions.

Paragraph 4 - In addition to their legal attributions, the elected Co-Chairmen shall have the following attributions:

(j) at least one of them shall participate and preside over the Corporate Governance Committee, and at least one of them shall participate in the Organizational Development and Personnel Committee.

the Group’s Main Executive, who shall be elected by the majority vote of its members, at the first meeting of the Board of Directors immediately after the investiture of such members, or whenever there is a vacancy or resignation in those positions.

Paragraph 4 - In addition to their legal attributions, the elected Co-Chairmen shall have the following attributions:

(j) at least one of them shall participate and preside over the Corporate Governance Committee. ~~and at least one of them shall participate in the Organizational Development and Personnel Committee.~~

they have several specific attributions, which positions are currently occupied by representatives related to the controlling shareholders of the Company.

The Organizational Development and Personnel Committee of the Company is a non-statutory committee of the Company currently presided over by an independent board member, and the majority of its members are independent board members.

The proposed amendment to the Bylaws, by lifting the mandatory participation of one of the co-chairman in the Organizational Development and Personnel Committee, will reinforce the independent nature of the committee and the corporate governance practices of the Company, since a member of said Committee will be appointed by the Board of Directors which is mostly composed of independent board members.

Article 20 – (...)

(xxv) pronounce itself for or against any public offer of shares contemplating shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public offer of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to

Article 20 – (...)

(xxv) pronounce itself for or against public offer of shares and other securities convertible into or exchangeable for shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public offer of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the

The practice recommended in item 1.6.1 of CBGC sets forth the following:

“1.6.1. The bylaws shall set forth that the board of directors must give its opinion regarding any Public Offer of Shares, which object is the shares or securities convertible into or exchangeable for shares issued by the company, which shall include, among other relevant information, the opinion of the management on the potential acceptance of the Public Offer of Shares and on the company’s economic value.”

Current Wording of the Company’s Bylaws	Proposed Amendments to the Company’s Bylaws	Justifications
the Company; and (iii) regarding alternatives to the acceptance of the public offer of shares available in the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”);	strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offer of shares available in the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”);	In order to adopt the recommended practice and improve its corporate governance practices, we propose the amendment of the Company’s Bylaws so that the foregoing principle be adopted.

Article 20 – (...)

(xxvi) resolve on (i) the statement of interim dividends, pursuant to Article 32, paragraph 3, of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law; and

Article 20 – (...)

(xxvi) resolve on (i) the statement of interim dividends, pursuant to Article ~~32~~ 31, paragraph 3, of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law; ~~and~~

The amendment is intended to correct a cross- reference mistake made to another article of the Company’s Bylaws, having no material impact on the Company.
Not applicable.

Article 20 – (...)

(xxviii) provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions ensure fair and equitable treatment to the Company’s shareholders;

The practice recommended in item 1.5.1(ii) of CBGC sets forth the following:

“1.5.1 The company’s bylaws shall set forth as follows: (...) (ii) the managers shall provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions ensure fair and equitable treatment to the Company’s shareholders.”

In order to adopt the recommended practice and improve its corporate governance practices, we propose the amendment of the Company’s Bylaws so that the foregoing principle be adopted.

Current Wording of the Company’s Bylaws	Proposed Amendments to the Company’s Bylaws	Justifications
Not applicable.

Article 20 – (...)

(xxix) assess and annually disclose a list of the independent members of the Board of Directors, as well as indicate and justify any circumstances that may compromise their status as independent members; and

The practice recommended in item 2.2.1(ii) of CBGC sets forth the following:

“2.2.1 The bylaws must establish that: (...) (ii) the board of directors shall assess and annually disclose who the independent board members are, as well as indicate and justify any circumstances that may compromise their independence. (...)”

In order to adopt the recommended practice and improve its corporate governance practices, we propose the amendment of the Company’s Bylaws so that the foregoing principle be adopted.

Not applicable.	Article 20 – (...) (xxx) resolve on transactions with related parties under its authority, as set forth in the corresponding policy of the Company to be approved by the Board of Directors.

The practice recommended in item 5.3.1 of CBGC sets forth the following:

“5.3.1 The bylaws shall set forth which transactions with related parties shall be approved by the board of directors, with the exclusion of any members with potentially conflicting interests.”

In order to adopt the recommended practice and improve its corporate governance practices, we propose the amendment of the Company’s Bylaws so that the foregoing principle be adopted.

Article 24 – (...) Paragraph 2 - (...) (c) in the case the Company is represented by the Investor Relations Officer before representing the Company before CVM and other control bodies and	Article 24 – (...) Paragraph 2 - (...) (c) in the case the Company is represented by the Investor Relations Officer ~~before representing the Company before CVM and other control bodies and~~	The amendment is intended to correct the wording of said item, to remove redundant text “before representing the Company”, having no material impact on the Company.

Current Wording of the Company’s Bylaws	Proposed Amendments to the Company’s Bylaws	Justifications
institutions that operate in the capital market.	institutions that operate in the capital market.

* * *

Proposed restated Bylaws of Natura &Co

Exhibit IV – Draft of new Bylaws

BYLAWS
OF
NATURA &CO HOLDING S.A.

Chapter I
NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is governed by these Bylaws and applicable legislation, especially Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph - With the admission of the Company to Novo Mercado of B3 S.A.- Brasil, Bolsa, Balcão (“B3”), the Company, the shareholders thereof, including controlling shareholders, managers and members of the fiscal council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph - The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 - The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 - The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

Chapter II
SHARE CAPITAL, SHARES AND SHAREHOLDERS

Article 5 - The Company’s capital stock, fully subscribed and paid up, is twelve billion, six hundred and eight million, four hundred and fifty-one thousand, four hundred and sixty-one reais and forty-eight centavos (R$12.608.451.461,48), divided into one billion, three hundred and seventy-one million, eight hundred and nineteen thousand, three hundred and four (1.375.819.304) registered common shares, with no par value.

Article 6 - The Company shall be authorized to increase its share capital, regardless of a bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, as resolved by the Board of Directors, which shall set the conditions of the issuance, including the price and term for full payment.

Paragraph 1 - Within the authorized capital limit, the Board of Directors may resolve on the issue of convertible debentures and subscription warrants, as well as the capital increase upon capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 - The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options.

Article 7 - The share capital shall be exclusively represented by common shares and each common share shall entail the right to one vote in the shareholders’ resolutions.

Article 8 - All of the Company’s shares shall be held in book-entry form, in the name of their holders, and shall be held in a trust account with a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”).

Sole Paragraph - The transfer cost of the shares may be charged directly to the shareholder by the depositary institution, as may be defined by the custody agreement, with due regard to the maximum limits set by CVM.

Article 9 - The issue of new shares, debentures convertible into shares or subscription warrants, the placement of which is carried out through sale in a stock exchange, public subscription or exchange for shares in a public offer of shares pursuant to articles 257 to 263 of Law No. 6,404/76, or, also, pursuant to special law regarding tax incentives, it may occur without the shareholders being granted a preemptive right for the subscription or with the reduction of the minimum term set forth by law for the exercise thereof.

Chapter III
GENERAL MEETING AND MANAGEMENT OF THE COMPANY

Section I
GENERAL MEETING

Article 10 - The General Meeting may gather, on an ordinary basis, once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 - The resolutions of the General Meeting shall be made by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation.

Paragraph 2 - The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting may be held and presided over by any of the Co-chairmen of the Board of Directors or, if absent or prevented from attending the meeting, by the Executive Chairman of the Board of Directors, or, if the Co-chairmen of the Board of Directors and the Executive Chairman of the Board of Directors are absent or prevented from attending the meeting, by the Corporate Governance Officer of the Company, or anyone appointed by either of them. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the duties set forth by law:

(i)       elect and dismiss members of the Board of Directors and of the Fiscal Council, as the case may be;

(ii)      set the global compensation of the members of the Board of Directors and of the Board of Officers, as well as that of the members of the Fiscal Council, if convened;

(iii)     approve any splitting or grouping of shares;

(iv)     approve share-based compensation programs for its managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v)      resolve on the allocation of the net profits of the year and on the distribution of dividends;

(vi)     elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(vii)    resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and any votes cast opposing to the content of such agreements may not be taken into account.

Section II
MANAGEMENT BODIES

Subsection I
General Provisions

Article 13 - The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 - The investiture in office shall occur through an instrument of investiture, which shall state that the individual shall be subject to the commitment clause referred to in Article 36 of these Bylaws, drafted in a proper book, and signed by the manager that was invested in office, with any management guarantee being waived.

Paragraph 2 - The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 - The managers, in the exercise of their duties, shall observe the short- and long-term interests of the Company, including the interests and expectations of the shareholders, associates, suppliers, partners, clients and other creditors, of the communities in which the Company operates locally and globally, as well as the impacts on the environment.

Article 14 - The Meeting shall determine the annual global allowance for allocation among the managers and the Board of Directors shall be responsible for allocating the amount individually, in compliance with the provisions set forth in these Bylaws.

Article 15 - Any of the management bodies may validly meet with the attendance of the majority of its members and make resolutions by the vote of the majority of those in attendance.

Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the Board of Directors, the Co-Chairman of the Board of Directors presiding the meeting shall have the casting vote regarding the resolution.

Paragraph 2 - Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 - The meetings of the management bodies may be held exceptionally by conference call, video conference, email or any other means of communication that allows for the identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 - Members who attend the meetings by conference call, video conference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II
Board of Directors

Article 16 - The Board of Directors shall be composed of at least nine (9) and at most thirteen (13) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

Paragraph 1 - The Board of Directors will be mostly comprised of external members. From the members of the Board of Directors, at least, one third (1/3) shall be independent directors, according to the definition of the Novo Mercado Rules, and the determination of the individuals appointed to the board of directors as independent directors is to be resolved at the general meeting that elects them, provided that the directors elected through the option provided for in article 141, paragraphs 4 and 5, of Law No. 6,404/76, will also be deemed as independent directors in the event the Company has a controlling shareholder. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of directors, it will be rounded-up to the subsequent whole number.

Paragraph 2 - The members of the Board of Directors must have an unblemished reputation. Those who (i) hold positions in companies that may be considered competitors of the Company or (ii) have or represent conflicting interests with the Company may not be elected, except as otherwise approved by the General Meeting.

Paragraph 3 - Pursuant to art. 115, paragraph 1, of Law No. 6,404/76, the exercise of the voting rights, in the election of the members of the Board of Directors, in circumstances that constitute a conflict of interests with the Company, is forbidden.

Paragraph 4 - A member of the Board of Directors may not have access to information or attend meetings of the Board of Directors related to matters to which he/she has or represents a conflicting interest with the Company.

Paragraph 5 - The Board of Directors may, for a better performance of its duties, create committees or work groups with defined objectives, which shall be composed of persons appointed thereby from among the members of the administration and/or other persons directly or indirectly related to the Company.

Article 17 - In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141, of Law No. 6,404/76.

Sole Paragraph - If the multiple vote process is not requested, according to the law, the General Meeting may vote through slates previously registered with the presiding board, which shall ensure the right to appoint one member to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares. The presiding board shall not accept the registration of any slate in violation of the provisions of this Article.

Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen, as well as one Executive Chairman of the Board of Directors and one Chief Executive of the Group, who shall be elected by majority vote of its members, at the first meeting of the Board of Directors immediately after the investiture of such members, or whenever there is a vacancy or resignation in those positions.

Paragraph 1 - The positions of Co-Chairman of the Board of Directors and Chief Executive of the Group cannot be held by the same person.

Paragraph 2 - The positions of Executive Chairman of the Board of Directors and Chief Executive of the Group cannot be held by the same person.

Paragraph 3 - The members of the Board of Directors, at the first meeting after their investiture in office, shall also determine the number of Co-Chairmen and then, appoint, among them, who will preside the meetings of the Board of Directors for the term of office.

Paragraph 4 - In addition to their legal attributions, the elected Co-Chairmen shall have the following attributions:

(a)       to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the Chief Executive of the Group;

(b)       to foster the vision of the Company in accordance with its values, identity and origin;

(c)       to maintain and develop the institutional relationships of the Company with entities and authorities with the purpose of promoting and safeguarding the interests of the Company;

(d)       to keep and promote the relationship with the shareholders of the Company;

(e)       to promote the vision, image and aspects of the independent Business Units within the Company and toward third parties;

(f)       to review and propose the compensations for the Executive Chairman of the Board of Directors and the Chief Executive of the Group.

(g)      with the support of the Executive Chairman of the Board of Directors and the committees, to organize and coordinate the meeting agendas of the Company’s Board of Directors, the meeting calendars and General Meetings of the Company, call and preside over meetings of the Company’s Board of Directors, ensure that the directors receive the appropriate information for each meeting, as well as ensure the proper functioning of the body;

(h)      to set forth and monitor the process for evaluation of the Executive Chairman of the Board of Directors and the Chief Executive of the Group, of other members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office;

(i)       to coordinate the preparation and updating of the plan for succession of the Chief Executive of the Group; and

(j)       at least one of them shall comprise and preside over the Corporate Governance Committee.

Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to his legal attributions as a member of the Board of Directors, the following attributions:

(a)       to monitor the execution of the activities related to the general planning and execution of the Group’s long and short-term strategies, in accordance with the purposes and interests of the group, set by the Company’s shareholders and Board of Directors;

(b)       to propose the governance, pace and levels of interaction between the Company’s Operational Committee, the executive committees of each Business Unit, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c)       to collaborate with the Company’s Board of Directors in the inspection of each Business Unit;

(d)       to support the Co-Chairmen of the Board of Directors in the organization and coordination of the meeting agendas of the Company’s Board of Directors, the schedules of the Company’s meetings and General Meetings, call the meetings of the Company’s Board of Directors, and ensure that the directors receive the appropriate information for each meeting, and ensure the proper functioning of the body; and

(e)       to support the Co-Chairmen of the Board of Directors in the process for evaluation of the members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office.

Paragraph 6 - The Chief Executive of the Group shall have, in addition to the legal attributions as a member of the Board of Directors, the following duties as main executive of the business group constituted by the Company and its subsidiaries, controlled companies and affiliates (“Group”):

(a)       to preside over the Operational Committee of the Group and coordinate the action of the officers of the Company and its subsidiaries, controlled companies and affiliates, keeping each Business Unit with their own executive committees and offices;

(b)       to foster collaboration and synergy between the management of each Business Unit, referring the questions to the Board of Directors of the Company and the respective committees;

(c)       to propose to the Board of Directors of the Company, over time, the attributions and duties dedicated to the Company and Business Units; and

(d)       to make recommendations to the Company’s Board of Directors and the Board of Officers regarding the management of the Group, from an outcome point of view,

including resource allocations between business units, talent management and cash flow, to ensure that the management is aligned with the objectives and interests approved by the Board of Directors and the shareholders of the Company.

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, and will temporarily exercise the term of office until the date of the next General Meeting to be held, which will appoint a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term of office. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 3 of Article 18 or by the majority of board members.

Paragraph 1 - Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 - All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any member of the Board of Directors, it may be substituted at Board meetings by another director expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In this case, the director who is replacing the absent director, in addition to his own vote, shall cast the early vote of the absent director.

Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by law or by the Bylaws:

(i)       exercise the normative functions regarding the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or the Board of Officers;

(ii)      establish the general orientation of the Company’s businesses;

(iii)     elect and dismiss the Officers of the Company;

(iv)     attribute to the Officers their respective functions, observing the provisions of these Bylaws;

(v)      resolve on the calling of the General Meeting, when deemed appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi)     supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or which are in the process of being executed and any other acts;

(vii)    analyze the quarterly results of the operations of the Company;

(viii)   choose and remove independent auditors;

(ix)      call the independent auditors to provide the clarifications it deems necessary;

(x)       evaluate the Management Report and the accounts of the Board of Officers, and resolve on their submission to the General Meeting;

(xi)      approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation;

(xii)     approve the creation and dissolution of a subsidiary and the Company’s interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii)    determine the execution of inspections, audits or rendering of accounts in the Company’s subsidiaries, controlled companies or affiliates, as well as in any foundations sponsored thereby;

(xiv)    previously issue statements on any subject to be submitted to the General Meeting;

(xv)     authorize the issue of shares of the Company, within the limits authorized in article 6 of these Bylaws, establishing the issue conditions, including the paying-up price and term, being also able to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi)    resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii)   resolve on the issue of subscription warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock bonus, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii)  grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix)     establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx)      resolve on the issuance of debentures;

(xxi)     authorize the Company to post bond with respect to third-party obligations, except in case of wholly-owned subsidiaries of the Company;

(xxii)    approve the Board of Officers’ authority and policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issue of any credit instruments to raise funds, whether bonds, notes, commercial papers, promissory notes and others, commonly used in the market, also deciding on its issue and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(xxiii)   approve hiring of a trustee institution to provide bookkeeping services;

(xxiv)   provide, in compliance with the rules of these Bylaws and applicable legislation, the order of its work and adopt or issue rules for its operation;

(xxv)    pronounce itself for or against any public offer of shares and other securities convertible into or exchangeable for shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public offer of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offer of shares available on the market, as well as the information required by the applicable rules established by CVM;

(xxvi)   resolve on (i) the statement of interim dividends, pursuant to Article 31, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law;

(xxvii)  define the individualization of the global compensation of managers approved by the General Meeting;

(xxviii) provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;

(xxix)    assess and annually disclose a list of the independent members of the Board of Directors, as well as indicate and justify any circumstances that may compromise their status as independent members; and

(xxx)     resolve on transactions with related parties under its authority, as set forth in the corresponding policy of the Company to be approved by the Board of Directors.

Subsection III
Board of Officers

Article 21 - The Board of Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most nine (9) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Operations and Procurement Officer, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining may be Executive Officers, all of whom shall serve for a term of three (3) years, reelection being permitted, and the position of Investor Relations Officer must be filled.

Paragraph 1 - The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - In the case of absence or temporary impediment, the Officers will be replaced by another Officer, chosen by the Chief Executive of the Group. In case of vacancy, an interim substitute shall be appointed, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - The Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being especially responsible for:

(i)       complying with and causing compliance with these Bylaws and the resolutions of the Board of Directors and of the General Shareholders’ Meeting;

(ii)      prepare and submit to the Group’s Operational Committee, each year, the strategic plan, its annual reviews, and the general budget of the Company, making sure they are executed, so that they are later sent to the Board of Directors, pursuant to article 26, item “c”, of these Bylaws;

(iii)     resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil;

(iv)  deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)    submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(vi)   submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 - The Officers, in addition to the activities attributed to them by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent upon the Chief Financial Officer:

(a)       to plan, implement and coordinate the Company’s financial policy, in addition to organizing, preparing and controlling the Company’s budget;

(b)       to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c)       to provide guidance to the Company on any decision-making that involves financial risks;

(d)       to prepare financial reports and provide information on his or her areas of responsibility to the bodies of the Company;

(e)       plan and execute management policies within his or her scope; and

(f)       other duties that may be assigned thereto from time to time by the Chief Executive of the Group.

Paragraph 2 - It is incumbent upon the Legal and Compliance Officer:

(a)       to advise and assist the Company with respect to legal matters;

(b)       to defend the interests of the Company before third parties;

(c)       to develop and coordinate the compliance program of the Company; and

(d)       other duties that may be assigned thereto from time to time by the Chief Executive of the Group.

Paragraph 3 - It is incumbent on the Global Operations and Procurement Officer:

(a)       to prepare the Company’s mid- and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order Cycle areas;

(b)       to monitor the Company’s short-term commercial performance; and

(c)       other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 4 - It is incumbent on the Executive Officer for Latin America:

(a)       to evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b)       other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a)       to organize and act as secretary at the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of these meetings;

(b)       to organize the processes for integrating new members of the Board of Directors, boards and committees and new officers into the Group;

(c)       to assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;

(d)       to establish the best dialog between the Board of Directors and the Group’s executive areas;

(e)       to prepare the annual calendar of activities of the Board of Directors and the Annual General Shareholders’ Meeting;

(f)       to guide the governance agents on their rights and obligations; and

(g)      other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 6 - It is incumbent upon the Investor Relations Officer:

(a)       to represent the Company before the Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that act in the capital market;

(b)       to provide information to investors, CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital market, in accordance with applicable laws, in Brazil and abroad;

(c)       to keep the registration of the Company as a publicly-held company updated with CVM; and

(d)       other duties that may be assigned thereto from time to time by the Chief Executive of the Group.

Paragraph 7 - It is incumbent upon the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a)       to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b)       to coordinate the activities of the Company and controlled companies thereof;

(c)       to conduct the budgetary management of areas of the Company under their supervision, including management and cost control;

(d)       to coordinate the actions of his/her area and specific responsibilities with that of the other officers; and

(e)       to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image;

(f)       other duties that may be assigned thereto from time to time by the Chief Executive of the Group.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) Officers, or one (1) Officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 - The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - The Company may be represented by one (1) single Officer or one (1) attorney-in-fact in the following cases:

(a)       where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers;

(b)       with respect to receiving and giving acquittance for amounts owed to the Company, as well as in the case of any correspondence that is not binding upon the Company and the performance of simple administrative routine acts, including those performed before public agencies, mixed-capital companies, the Federal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, Labor Court, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts, and before the National Health Surveillance Agency; and

(c)       in the case the Investor Relations Officer represents the Company before CVM and other control bodies and institutions that operate in the capital market.

Paragraph 3 - The Board of Directors may authorize the performance of other acts binding upon the Company by only one of the members of the Board of Officers or an attorney-in-fact, acting alone, or even by the adoption of the limitation of authority criteria, to restrict, in certain cases, the representation of the Company to only one Officer or attorney-in-fact.

Paragraph 4 - When appointing attorneys-in-fact, the following rules shall be complied with:

(a)       all powers of attorney shall be granted jointly by any two (2) Officers;

(b)       if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c)       unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings or with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this Article shall not be valid nor shall they be binding upon the Company.

Subsection IV
Group’s Operational Committee

Article 25 - The Group’s Operational Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a)       the Chief Executive of the Group;

(b)       the main executive of each of the Group’s Business Units, as defined by the Board of Directors; and

(c)       other directors or executive officers of the Company nominated by the Chief Executive of the Group and appointed by the Board of Directors.

Paragraph 1 - The Group’s Operational Committee will be chaired by the Chief Executive of the Group.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Group’s Operational Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, and activities of the Chairman of the Group’s Operational Committee, among other things.

Article 26 - It is incumbent upon the Group’s Operational Committee:

(a)       to assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group’s activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b)       to identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c)       to review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group’s strategic and business plan and supervise its execution;

(d)       to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e)       to act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f)       to foster the creation of Centers of Excellence among the Business Units.

Subsection V
Audit, Risk Management and Finance Committee

Article 27 - The Audit, Risk Management and Finance Committee (“Audit Committee”), an advising body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members:

(i)       at least one (1) of whom must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii)      at least one (1) of whom must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by CVM;

(iii)     a least one (1) of whom may not be a member of the Company’s Board of Directors; and

(iv)     one (1) of whom may accumulate the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 -The Audit Committee shall be coordinated by a Chairman designated upon appointment of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, requirements on the qualifications of its members and activities of the Chairman of the Audit Committee, among other things.

Paragraph 3 - The Audit Committee shall have its own budget, approved by the Board of Directors, intended to cover expenses with its operation and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent expert is necessary.

Article 28 - The Audit Committee shall:

(i)       issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii)      approve, prior to the resolution by the Board of Directors, any audit or extra- audit services provided by the independent auditor;

(iii)     assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv)     assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v)      assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi)     assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii)    have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(viii)   other duties set forth in the Internal Rules of the Audit Committee.

Section III
FISCAL COUNCIL

Article 29 - The Company’s Fiscal Council, with the duties set forth by law, shall be composed of three (3) members and an equal number of alternates.

Paragraph 1 - The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 - The investiture of the Fiscal Council members, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which shall set forth that it shall be subject to the commitment clause referred to in Article 36 of these Bylaws, as well as the compliance with the applicable legal requirements.

Chapter IV
DISTRIBUTION OF PROFITS

Article 30 - The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 - At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a)       balance sheet;

(b)       profit and loss statement;

(c)       statement of comprehensive income;

(d)       statement of stockholders’ equity;

(e)       statement of cash flows;

(f)       value added statement; and

(g)      explanatory notes to the financial statements.

Paragraph 2 - The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 31 - The shareholders shall be entitled to receive, in each year, as dividends, a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i)       the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(ii)       the decrease of the amounts intended, in the exercise, for the creation of the legal reserve and reserves for contingencies; and

(iii)       whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76).

Paragraph 1 - The Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the mandatory dividend referred to in this Article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this Article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 - The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the mandatory dividend referred to in this Article is assigned to the shareholder in each year.

Paragraph 3 - The Company may prepare semi-annual or interim balance sheets. The Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare interim dividends from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 - The dividends not claimed within three (3) years shall become time- barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity, pursuant to the applicable legislation.

Article 32 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

Chapter V
DISPOSAL OF SHARE CONTROL AND OPA AS A RESULT OF REACHING A
RELEVANT INTEREST

Section I
DISPOSAL OF SHARE CONTROL

Article 33 - The direct or indirect disposal of the Company’s control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or condition subsequent that the purchaser undertakes to carry out the public offer of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

Section II
OPA AS A RESULT OF REACHING A RELEVANT INTEREST

Article 34 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offer for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable CVM regulations, the regulations of B3 and the terms of this Article.

Paragraph 1 - The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition under the OPA of shares issued by the Company.

Paragraph 2 - The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article.

‘Share Value’ means the greatest amount between: (i) the highest unit price achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) minus the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 - The conduct of the OPA referred to in the main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 - The conduct of the OPA referred to in the main section of this Article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened specially to resolve on the OPA.

Paragraph 5 - The Relevant Shareholder shall be obliged to comply with any CVM requests or requirements related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 - If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any CVM requests or requirements, if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 - Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this Article 34.

Paragraph 8 - The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this Article.

Paragraph 9 - The provisions of this Article 34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 - For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this Article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 - For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. The examples of persons who may represent the interests of the Relevant Shareholder include any person (i)       that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii)      that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Company’s Average Consolidated EBITDA” is the arithmetic means of the Company’s Consolidated EBITDA related to the two (2) most recent full fiscal years.

“Company’s Consolidated EBITDA” means the Company’s consolidated operating profit before the net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the consolidated audited financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 - If CVM regulations applicable to the OPA set forth in this Article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to CVM regulations shall prevail in the execution of the OPA set forth in this Article.

Article 35 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, CVM regulations and applicable B3 regulations.

Sole Paragraph - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Chapter VI
ARBITRATION COURT

Article 36 - The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

Chapter VII
COMPANY’S LIQUIDATION

Article 37 – The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

Chapter VIII
INDEMNIFICATION AGREEMENT

Article 38 - Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, Officers, Committee members and their other employees holding management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 - The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to their own benefit or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II, of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of their duties; (ii) with bad-faith, gross negligence or fraud; or (iii) in their own interest or that of third parties, in violation of the Company’s corporate interest, they shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 - The indemnification conditions and limits that are object of this Article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the contracting of a specific insurance to cover for management risks.

Chapter IX
FINAL AND TRANSITIONAL PROVISIONS

Article 39 – Events not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 40 – The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden from accepting and considering any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden from accepting and proceeding with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 41 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph - The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 42 - The provisions of Section II of Chapter V of these Bylaws do not apply to the Company’s shareholders who are signatories of the Company’s Shareholders Agreement, dated September 4, 2019 and filed at the headquarters of the Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Company’s Shareholders Agreement, including, but not limited to, purchasers who are (i) descendants and spouses, heirs or testamentary heirs of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that may contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, investment funds, trusts or similar trust entities, whose beneficiaries are the shareholders, their descendants, spouses, heirs or testamentary heirs.